Form 10-K, Exhibit 13
period 1996-10-31
GC COMPANIES INC
filed 1997-01-29
CIK 912295

                               GC COMPANIES, INC.
                               1996 ANNUAL REPORT



                                     [LOGO]

GC COMPANIES OPERATES GENERAL CINEMA'S MOTION PICTURE EXHIBITION CIRCUIT CONSISTING OF 1,159 SCREENS AT 189 LOCATIONS NATIONWIDE AT THE END OF FISCAL 1996. IN ADDITION TO ITS THEATRE OPERATIONS, GC COMPANIES MANAGES A POOL OF THE COMPANY'S CAPITAL THAT IS UTILIZED TO MAKE INVESTMENTS IN A VARIETY OF INDUSTRIES.

DEAR SHAREHOLDER:

                        It is with pleasure that we report on the progress of GC Companies. Fiscal year 1996 can be characterized by continued progress on both the strategic and operating fronts of your theatre business and a further enhancement of the Company's investment activities. Together these programs are designed to grow the value of and diversify your Company.

                           Revenues for the year ended October 31, 1996 were
                        $446.0 million compared with $451.3 million for fiscal 1995. Net earnings increased 98.1% to $17.2 million, or $2.20 per share, from $8.7 million, or $1.11 per share, in 1995. Our operating earnings, after corporate expenses, increased to $20.3 million, or $1.53 per share after tax, in fiscal 1996, from $18.2 million, or $1.36 per share after tax, in the year-earlier period. Full-year 1996 results include a pretax gain of $9.5 million on the sale of a minority investment, as well as a pretax charge of $2.5 million relating to a minority investment write-down. The results for fiscal 1995 included net pretax charges totaling $6.6 million related to minority investments. GC Companies had fiscal 1996 theatre operating earnings of $26.1 million, compared to the $25.9 million in fiscal 1995. In pursuing our goal of continually improving operating margins, we grew our concession business, controlled expenses, added new screens and closed or sold less productive units.

                           We also made important progress in positioning your
                        Company to achieve substantial growth in the coming years. We will continue to pursue the dual goals of continually improving operating margins while building high-impact, state-of-the-art megaplex theatres to meet consumer demand in densely populated urban or suburban areas. Two new megaplexes opened in November 1996 in Chicago, the Northbrook Court 14 and the Randhurst 16, and we have commitments to open 17 new megaplex theatres with approximately 240 screens during the next three years. In fiscal 1997, we plan to open 80 screens in new megaplex theatres in California, Illinois, New Jersey and Pennsylvania. To provide a solid financial foundation for our growth initiatives, we entered into a master operating lease agreement with a major financial institution to provide up to $250 million during the next five years for our theatre building program.

                           Additionally, we have stepped up efforts to close or
                        dispose of less productive units with fewer screens. At fiscal year end 1996, General Cinema Theatres operated 1,159 screens in 189 locations for an average 6.1 screens per unit, compared to 1,180 screens in 196 locations, or an average of 6.0 screens per unit, at fiscal year end 1995.

                           We are well aware of the risks of over building in
                        the exhibition industry and feel that a prudent, disciplined, and selective building program can achieve attractive rates of return on the capital employed. This combination of prudent new investment combined with vigilant pruning of the theatre circuit should position General Cinema Theatres for many years of profitable growth.

                           General Cinema Theatres continues to run one of the
                        most customer-friendly, well maintained, technologically advanced theatre circuits in the industry. We are very proud of our commitment to General Cinema Theatres' entertainment philosophy, which includes delivering superior service, utilizing state-of-the-art audio and visual technology including digital sound systems and introducing leading concession merchandising to enhance the movie-going experience. Through unique product offerings and operating innovations, our concession business generates the highest per capita revenues in the industry. Patrons of our theatres enjoy traditional movie-going favorites as well as specialty products from Starbucks, Taco Bell and Pizzeria Uno. This concession variety, as well as other innovations such as General Cinema's Movie Memorabilia stores creates a special, enjoyable environment for our guests and boosts the profitability of our theatre circuit.

                           In order to more fully employ the balance sheet
                        strength of your Company, GC Companies takes investment positions in businesses that we believe will provide substantial returns on the invested cash balances. It is our hope that we can both grow the value of GC Companies and find opportunities to diversify our operational base through this investment process. We were pleased with the progress of our investment activities in 1996. During the fourth quarter, we reported a pretax gain of $9.5 million, or $0.71 per share after tax, from the sale of the Company's radio group investment. In the second quarter, the Company took a pretax loss of $2.5 million, or $0.19 per share after tax, relating to our remaining investment in a children's clothing retailer. In the first quarter of 1997, we closed on a $7.0 million investment in a wireless location and two-way messaging company.

                           The investment portfolio currently includes minority
                        investments in four companies at an aggregate cost of $57.2 million. In addition to our most recent investment noted above, the portfolio includes a $13.4 million investment in a company which acquires and operates cable television companies in Germany; a $16.6 million investment in a privately held U.K. eyeglass retailer, and a $20.2 million investment in a global telecommunications company.

                           During the year, GC Companies welcomed three
                        important executives to our management team. Gail Edwards joined us in the newly created position of Vice President and Chief Financial Officer. Gail previously was employed by Delaware North Companies Incorporated since 1989, most recently serving as Vice President of Finance and Treasurer. We also welcomed Philip Szabla to the newly created position of Vice President and General Counsel. Since 1979, he was engaged in the private practice of law with the Buffalo firm of Albrecht, Maguire, Heffern & Gregg, P.C. where he was a partner since 1984. At General Cinema Theatres, we welcomed Frank Stryjewski to the position of Senior Vice President of Operations. Frank previously was employed by a major exhibition company since 1978, most recently as Senior Vice President of Operations for that company's south division.

                           GC Companies is poised to continue building value for
                        our shareholders over the coming years. We enter the new year well positioned both strategically and financially. We plan to capitalize on our past successes and look forward to many promising future opportunities. GC Companies' success continues to be possible thanks to you, our shareholders, and our 7,100 employees whose extraordinary commitment to service make our achievements possible.


                        Sincerely,



                        /s/ Richard A. Smith            /s/ Robert A. Smith
                        Richard A. Smith                Robert A. Smith
                        Chairman and                    President and
                        Chief Executive Officer         Chief Operating Officer

                        January 14, 1997

GC Companies, Inc.
SELECTED FINANCIAL DATA



(Unaudited)                                                                         Fiscal Years (1)
                                                            ------------------------------------------------------------------
(Dollar amounts in thousands except for per share amounts)      1996          1995           1994           1993          1992
==============================================================================================================================
Revenues                                                    $446,003      $451,308       $452,563       $495,031       $457,230
Operating earnings                                            20,296        18,164         16,866         18,350         10,213
Investment income (loss), net                                 10,107        (2,316)         1,640             96            477
Interest expense                                                (639)         (631)          (648)          (605)          (655)
Gain (loss) on disposition of theatre assets                    (540)         (463)         5,188           (600)             -
                                                            --------      --------       --------       --------       --------
Earnings before taxes and cumulative effect of
   accounting change                                          29,224        14,754         23,046         17,241         10,035
Income tax expense                                           (11,982)       (6,049)        (9,449)        (6,738)        (3,863)
Accounting change, net of income taxes (2)                         -             -              -              -         (3,182)
                                                            --------      --------       --------       --------       --------
Net earnings                                                $ 17,242      $  8,705       $ 13,597       $ 10,503       $  2,990
                                                            ========      ========       ========       ========       ========
Weighted average number of common
   and common equivalent shares outstanding                    7,851         7,855          7,841              -              -
Net earnings per common share (3)                           $   2.20      $   1.11       $   1.73       $      -       $      -
                                                            ========      ========       ========       ========       ========
Depreciation and amortization                               $ 19,369      $ 19,367       $ 19,649       $ 21,985       $ 20,876
Total assets                                                $314,303      $300,067       $296,658       $210,535       $214,362
Capital lease obligations                                   $  3,059      $  3,623       $  4,179       $  4,756       $  6,108
Other long-term liabilities                                 $ 29,029      $ 28,156       $ 28,016       $ 27,551       $ 25,538
Number of movie screens                                        1,159         1,180          1,211          1,344          1,390
Number of locations                                              189           196            208            245            265


(1) The selected financial data are derived from the financial statements of the Company and it's predecessor. The historical financial statements of the Company for the years prior to 1994 do not necessarily reflect the results of operations or the financial position that would have been obtained had the Company been an independent public company.

(2) Represents the cumulative effect of a change in accounting for postretirement health care benefits.

(3) Net earnings per common share have not been presented for the years ended October 31, 1993 and 1992 as the Company was not an independent entity with a capital structure of its own during those periods. 3

GC Companies, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


           YEAR ENDED OCTOBER 31, 1996 COMPARED WITH YEAR ENDED OCTOBER 31, 1995

           Net earnings increased 98.1% to $17.2 million in 1996 from $8.7 million in 1995. Net earnings in 1996 included a pretax gain of $9.5 million from the sale of GC Companies' (GCC or the Company) radio group investment, a pretax charge of $2.5 million related to the write-down of the Company's remaining investment in a children's clothing retailer, and $3.8 million of dividend and interest income from short-term investments. Net earnings in 1995 included pretax charges totaling $7.9 million related to write-downs of two minority investments, $1.3 million of dividend income received from another minority investment and $4.3 million of dividend and interest income from short-term investments. Theatre operating earnings increased to $26.1 million in 1996 from $25.9 million in 1995. Operating earnings after corporate expenses for 1996 were $20.3 million, an increase of 11.7% from $18.2 million in 1995.

           Theatre revenues

           Revenues of $446.0 million were slightly below 1995 revenues of $451.3 million. The decrease was principally due to a 3.6% decline in patronage, partially offset by a 1.5% increase in the average ticket price and a 3.2% increase in concession sales per patron. The increase in concession sales per patron was attributable to both higher consumption and higher prices. The decrease in patronage from 1995 was due to the lack of strong film product in the latter half of the fiscal year as well as the sale or closing of 20 theatres with 86 screens during 1996 and late 1995. These dispositions were consistent with the Company's strategy to sell or close theatres which are less productive and have fewer screens per location. At October 31, 1996 the Company operated 1,159 screens compared to 1,180 screens at October 31, 1995.

           Cost of theatre operations

           Cost of theatre operations, including theatre general and administrative expenses, of $419.9 million in 1996 decreased 1.3% from $425.4 million in the previous year. As a percentage of revenues, the cost of theatre operations was 94.1% in 1996 compared to 94.3% in 1995. The improvement was primarily attributable to cost containment efforts both at home office and the field, partially offset by a lower film gross margin.

           Corporate expenses

           Corporate expenses decreased 25.0% to $5.8 million in 1996 from $7.8 million in 1995. The cost savings primarily resulted from a reduction in corporate and administrative services provided to the Company by Harcourt General, Inc. (Harcourt General).

           Investment income (loss), net

           The Company recorded net investment income of $10.1 million in 1996 compared to a net investment loss of $2.3 million in 1995. The Company's investment income in 1996 included a pretax net gain of $9.5 million recorded in the fourth quarter relating to the sale of the Company's radio group investment, a second-quarter pretax charge of $2.5 million related to the write-off of the Company's remaining investment in a children's clothing retailer, a $0.6 million pretax charge recorded in the first quarter representing the Company's share of losses incurred by its radio group investment when such investment was accounted for under the equity method, and $3.8 million of dividend and interest income. The Company determined that the write-off of its remaining investment in the children's clothing retailer was necessary due to that company's continued operating losses and cash flow problems.

           The Company's net investment loss in 1995 included a $5.0 million pretax charge recorded in the fourth quarter of 1995 to write down a substantial portion of the Company's investment in a children's clothing retailer, a $2.9 million pretax charge recorded in the first quarter of 1995 to write off the Company's remaining investment in a food service company, $1.3 million of dividend income received from another minority investment and $4.3 million of dividend and interest income. The decrease in dividend and interest income in 1996 was due to a lower rate of return on portfolio assets.

           Income tax expense

           GCC's effective tax rate was 41.0% in 1996, unchanged from 1995.

           YEAR ENDED OCTOBER 31, 1995 COMPARED WITH YEAR ENDED OCTOBER 31, 1994

           Net earnings decreased 36.0% to $8.7 million in 1995 from $13.6 million in 1994. Net earnings in 1995 included pretax charges totaling $7.9 million related to write-downs of two minority investments. The Company's dividend and interest income in 1995 was $5.6 million. Net earnings in 1994 included a $5.2 million pretax gain on the sale of 23 theatres, $2.8 million of interest and dividend income and a $1.2 million pretax minority investment loss. Theatre operating earnings increased 15.1% to $25.9 million in 1995 from $22.5 million in 1994. Operating earnings after corporate expenses for 1995 were $18.2 million, an increase of 7.7% from $16.9 million in 1994.

           Theatre revenues

           Total revenues of $451.3 million were slightly below 1994 revenues of $452.6 million. The decrease was principally due to a 4.8% decline in patronage, substantially offset by a 3.2% increase in the average ticket price and a 7.6% increase in concession sales per patron. The increase in concession sales per patron was attributable to both higher consumption and higher prices. The decrease in patronage from 1994 was primarily due to the sale or closing of 12 theatres with 54 screens during the fiscal year. These dispositions were consistent with the Company's strategy to sell or close theatres which are less productive and have fewer screens per location. The Company operated 1,180 screens at October 31, 1995 compared to 1,211 screens at October 31, 1994.

           Cost of theatre operations

           Cost of theatre operations, including theatre general and administrative expenses, of $425.4 million in 1995 decreased slightly from $430.0 million in the previous year. As a percentage of revenues, the cost of theatre operations was 94.3% in 1995 compared to 95.0% in 1994. The improvement was primarily attributable to higher film gross margins, partially offset by higher concession costs.

           Corporate expenses

           Corporate expenses increased to $7.8 million in 1995 from $5.6 million in 1994. The increase was principally due to increased charges for corporate and administrative services provided to the Company by Harcourt General and to expenses associated with the Company's investment operations.

           Investment income (loss), net

           The Company's investment loss included a $2.9 million pretax charge recorded in the first quarter of 1995 to write off the Company's remaining investment in a food service company and a $5.0 million pretax charge recorded in the fourth quarter of 1995 to write down the Company's investment in a children's clothing retailer. The Company determined that the write-down of its investment in the children's clothing retailer was necessary because expected improvements in that company's sales and operating margins during the critical "back-to-school" season did not materialize and because of overall weakness in the retail environment generally. These charges were reduced by $1.3 million of dividend income received from another minority investment. In addition, with respect to the Company's cash, cash equivalents and short-term investments, the Company earned dividend and interest income of $4.3 million, up from $2.8 million in 1994, due to both a higher rate of return on and an increase in the amount of those assets.

           Gain (loss) on disposition of theatre assets

           A net pretax loss of $0.5 million resulted from the disposition of 12 theatre units in 1995. In 1994, the Company recorded a pretax gain of $5.2 million on the disposition of 23 theatre units.

           Income tax expense

           GCC's effective tax rate was 41.0% in 1995, unchanged from 1994.

           LIQUIDITY AND CAPITAL RESOURCES

             Virtually all of GCC's revenues are collected in cash, principally through theatre admissions and concession sales. Because revenues are received in cash prior to the payment of related expenses, the Company has historically not required working capital to finance its growth or to meet its operating requirements. Cash generated by the business in excess of that needed for operations and capital expenditures will be available for investment.

             The Company's investing activities primarily relate to the opening of new theatres, the renovation of existing theatres and investing in other companies. During 1996, theatre capital expenditures amounted to $10.8 million. A total of eight new screens were added to two locations. Capital expenditures were down significantly from the prior year because of the use, in the second half of 1996, of the Company's new operating lease facility described below. Total capital expenditures for the motion picture exhibition business are expected to approximate $9.2 million in 1997.

             The Company has commitments to open 17 new megaplex theatres with approximately 270 screens during the next three years, including 80 screens in fiscal 1997. Two new units with a combined 30 screens opened in the Chicago area in November 1996. The Company has an agreement with a major financial institution to provide operating leases for up to $250 million of assets over the next five years for its theatre circuit expansion program. At October 31, 1996, current assets included a $17.6 million receivable due from this institution. The Company collected this receivable in December 1996.

             During 1996, the Company closed eight units with 32 screens. In addition, the Company announced in October 1996 that its theatre circuit has targeted smaller, older units with approximately 280 screens for sale or trade. These dispositions would be consistent with the Company's strategy to sell or close theatres which are less productive and have fewer screens.

             In October 1996, GCC realized a $9.5 million pretax gain upon the sale of its investment in a radio group that operated radio stations in the San Francisco, Las Vegas and Albuquerque markets. GCC received total proceeds of $22.8 million relating to these sales transactions. GCC's portion of funds remaining in escrow relating to these transactions amount to $0.6 million.

             During July and August 1996, the Company invested a total of $20.2 million in an international telecommunications company with operations in Europe, the Commonwealth of Independent States, India and China. On December 6, 1996, the Company invested $7.0 million in a wireless location and two-way messaging company.

             The Company has significant lease commitments. Minimum lease payments totaled $57.7 million in 1996 and minimum lease payments from existing obligations are expected to approximate $58.9 million in 1997. Additional lease commitments will arise as the Company implements its new operating lease facility.

             In December 1996, the Company's Board of Directors authorized the repurchase of up to one million shares of the Company's common stock over the next twelve months. The repurchases may be made through open market and private transactions, subject to market conditions.

             The Company believes that cash generated from operations, cash and short-term investments on hand, the $50.0 million available under the Company's revolving credit agreement, which expires in March 1997, and the operating lease arrangement will be sufficient to fund operating requirements, capital expenditures and the Company's investment activities for the foreseeable future.

           SEASONALITY

           GCC's revenues and operating earnings are significantly affected by the commercial success of the films that are exhibited. Major film distributors release most of the films which they anticipate will be the most commercially successful during GCC's first and third fiscal quarters. Accordingly, a significant portion of GCC's revenues and operating earnings from theatre operations occur in those periods.

           IMPACT OF INFLATION

           GCC's financial statements are prepared on a historical cost basis under generally accepted accounting principles. GCC adjusts its prices to maintain profit levels, and will continue to do so as competitive conditions permit. In general, management believes that the impact of inflation is not material to the financial condition or results of operations of the Company.

           RECENT ACCOUNTING PRONOUNCEMENTS

           In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which is effective for transactions entered into in fiscal years that begin after December 15, 1995. SFAS 123 establishes a fair value based method of accounting for stock-based compensation plans, which may be recognized or disclosed at the Company's option. The Company will adopt the disclosure approach beginning in fiscal year 1997. The effect of adopting SFAS 123 is not expected to be material to the Company's financial position or results of operations.

           FORWARD-LOOKING STATEMENTS

           From time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing, including those contained herein. Such forward-looking statements may be included in, without limitation, reports to stockholders, press releases, oral statements made with the approval of an authorized executive officer of the Company and filings with the Securities and Exchange Commission. The words or phrases "anticipates," "expects," "will continue," "estimates," "projects," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

             The results contemplated by the Company's forward-looking statements are subject to certain risks, trends, and uncertainties that could cause actual results to vary materially from anticipated results, including without limitation, delays in obtaining leases for new megaplex locations, construction risks and delays, the lack of strong film product, the impact of competition, market and other risks associated with the Company's investment activities and other factors described herein.

GC Companies, Inc.
CONSOLIDATED BALANCE SHEETS


                                                                  October 31,
                                                           ------------------------
(In thousands)                                                   1996          1995
===================================================================================
Assets
Current assets
   Cash and cash equivalents                               $   71,745     $  35,999
   Short-term investments                                       1,566        35,313
   Receivable due from financing institution                   17,599             -
   Other current assets                                         3,602         5,664
   Deferred income taxes                                        2,552         2,850
                                                           ----------     ---------
         Total current assets                                  97,064        79,826
Land                                                            4,607         4,607
Buildings and improvements                                     27,777        27,834
Leasehold improvements                                        145,872       142,933
Equipment and fixtures                                        147,705       144,135
                                                           ----------     ---------
                                                              325,961       319,509
Less accumulated depreciation and amortization               (163,980)     (148,233)
                                                           ----------     ---------
                                                              161,981       171,276
Other assets                                                   55,258        48,965
                                                           ----------     ---------
                                                           $  314,303     $ 300,067
                                                           ==========     =========
Liabilities and Shareholders' Equity
Current liabilities
   Current maturities of long-term obligations             $      721     $     716
   Trade payables                                              30,514        33,094
   Other current liabilities                                   62,428        61,713
                                                           ----------     ---------
         Total current liabilities                             93,663        95,523
Long-term liabilities
   Capital lease obligations                                    3,059         3,623
   Other long-term liabilities                                 29,029        28,156
                                                           ----------     ---------
         Total long-term liabilities                           32,088        31,779
Deferred income taxes                                          12,571        14,061
Commitments and contingencies
Shareholders' equity
   Common stock - $.01 par value
Authorized - 25,000
      Issued and outstanding - 7,816 and 7,812                     78            78
   Additional paid-in capital                                 136,359       136,324
   Retained earnings                                           39,544        22,302
                                                           ----------     ---------
         Total shareholders' equity                           175,981       158,704
                                                           ----------     ---------
                                                           $  314,303     $ 300,067
                                                           ==========     =========

See Notes to Consolidated Financial Statements.

GC Companies, Inc.
CONSOLIDATED STATEMENTS OF EARNINGS


                                                                       Years ended October 31,
                                                              -------------------------------------
(In thousands except for per share amounts)                        1996           1995          1994
===================================================================================================
Revenues
   Admissions                                                 $302,852       $309,562      $315,343
   Concessions                                                 131,500        132,159       129,080
   Other                                                        11,651          9,587         8,140
                                                              --------       --------      --------
                                                               446,003        451,308       452,563
Costs of theatre operations
   Film rentals                                                155,441        156,626       163,204
   Concessions                                                  24,522         27,547        25,412
   Theatre operations and administrative expenses              220,561        221,848       221,786
   Depreciation and amortization                                19,369         19,367        19,649
                                                              --------       --------      --------
                                                               419,893        425,388       430,051
Corporate expenses                                               5,814          7,756         5,646
                                                              --------       --------      --------
Operating earnings                                              20,296         18,164        16,866
Investment income (loss), net                                   10,107         (2,316)        1,640
Interest expense                                                  (639)          (631)         (648)
Gain (loss) on disposition of theatre assets                      (540)          (463)        5,188
                                                              --------       --------      --------
Earnings before income taxes                                    29,224         14,754        23,046
Income tax expense                                             (11,982)        (6,049)       (9,449)
                                                              --------       --------      --------
Net earnings                                                  $ 17,242       $  8,705      $ 13,597
                                                              ========       ========      ========
Weighted average number of common and
   common equivalent shares outstanding                          7,851          7,855         7,841
                                                              ========       ========      ========

Net earnings per common share                                 $   2.20       $   1.11      $   1.73
                                                              ========       ========      ========




See Notes to Consolidated Financial Statements.

GC Companies, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       Years ended October 31,
                                                              -------------------------------------
(In thousands except for per share amounts)                        1996           1995          1994
===================================================================================================
Cash flows from operating activities
   Net earnings                                               $ 17,242       $ 8,705       $ 13,597
   Adjustments to reconcile net earnings to net cash
      provided by operating activities
         Depreciation and amortization                          19,369        19,367         19,649
         Deferred income taxes                                  (1,192)       (1,880)        (4,285)
         (Gain) loss from minority investments                  (6,307)        7,877          1,167
         Loss (gain) on disposition of theatre assets              540           463         (5,188)
         Changes in assets and liabilities
            Trade payables                                      (2,580)       (5,971)         5,037
            Other current assets and liabilities               (14,822)        1,799         (1,465)
                                                              --------       -------       --------
   Net cash provided by operating activities                    12,250        30,360         28,512
                                                              --------       -------       --------
Cash flows from investing activities
   Capital expenditures                                        (10,750)      (17,326)        (9,549)
   Proceeds from the disposition of theatre assets                 758         3,263         21,249
   Proceeds from the liquidation of (purchase of)
      short-term investments                                    33,747       (35,313)             -
   Proceeds from the sale of investment                         22,825               -            -
   Purchase of investments                                     (20,195)      (29,385)       (24,738)
   Other investing activities                                   (3,409)         (535)        (1,911)
                                                              --------       -------       --------
   Net cash provided (used) by investing activities             22,976       (79,296)       (14,949)
                                                              --------       -------       --------
Cash flows from financing activities
   Distribution from Harcourt General                                -             -         63,573
   Other financing activities                                      520           (86)            95
                                                              --------       -------       --------
   Net cash provided (used) by financing activities                520           (86)        63,668
                                                              --------       -------       --------
   Net change in cash and cash equivalents                      35,746       (49,022)        77,231
Cash and cash equivalents at beginning of year                  35,999        85,021          7,790
                                                              --------       -------       --------
Cash and cash equivalents at end of year                      $ 71,745       $35,999       $ 85,021
                                                              ========       =======       ========



See Notes to Consolidated Financial Statements.

GC Companies, Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                               Common Stock           Additional
                                          -----------------------      Paid-in       Retained
(In thousands)                            Shares           Amount      Capital       Earnings        Total
===========================================================================================================
Balance at October 31, 1993                    -             -               -             -              -
   Issuance of common stock                7,780           $78        $135,726             -       $135,804
   Net earnings                                -             -               -       $13,597         13,597
   Other equity transactions                  22             -             122             -            122
                                           -----           ---        --------       -------       --------
Balance at October 31, 1994                7,802            78         135,848        13,597        149,523
   Net earnings                                -             -               -         8,705          8,705
   Other equity transactions                  10             -             476             -            476
                                           -----           ---        --------       -------       --------
Balance at October 31, 1995                7,812            78         136,324        22,302        158,704
   Net earnings                                -             -               -        17,242         17,242
   Other equity transactions                   4             -              35             -             35
                                           -----           ---        --------       -------       --------
Balance at October 31, 1996                7,816           $78        $136,359       $39,544       $175,981
                                           =====           ===        ========       =======       ========


See Notes to Consolidated Financial Statements.

GC Companies, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.                      ORGANIZATION
================================================================================

                        GC Companies, Inc. (GCC or the Company) operates a motion picture exhibition business and manages a pool of the Company's capital for investments. The Company was incorporated in September 1993 as a wholly-owned subsidiary of Harcourt General, Inc. (Harcourt General). In December 1993, Harcourt General completed a spin-off of GCC in a tax-free distribution to Harcourt General's shareholders. Under the plan of distribution, Harcourt General transferred to GCC net assets related to its motion picture exhibition business with a book value of $135.8 million, which included $64.0 million in cash.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
================================================================================

                        Principles of Presentation

                        The consolidated financial statements include the accounts of GCC and all of its majority-owned subsidiaries. Where GCC has the ability to exercise significant influence over the operating and financial policies of companies in which GCC has invested, those investments are accounted for under the equity method, and GCC's share of the net earnings or losses of those companies is included in consolidated net earnings; other investments are carried at the lower of cost or fair market value. All significant intercompany accounts and transactions have been eliminated.

                           As a result of the spin-off, Harcourt General has no
                        ownership interest in GCC. However, GCC and Harcourt General have entered into various agreements which govern their ongoing relationship, including a Reimbursement and Security Agreement and an Intercompany Services Agreement.

                           Under the Reimbursement and Security Agreement, GCC
                        has agreed to indemnify Harcourt General from losses Harcourt General could incur due to its secondary liability on theatre leases which were transferred to GCC as part of the spin-off. In order to secure its obligations under the Reimbursement and Security Agreement, GCC pledged all of the stock of its theatre subsidiaries to Harcourt General. In addition, GCC has agreed to certain financial covenants for the benefit of Harcourt General.

                           Under the Intercompany Services Agreement entered
                        into at the time of the spin-off, Harcourt General provided certain management, accounting, financial, legal, tax and other corporate services to GCC. The fees for these services, which totaled $1.1 million in 1996, $3.1 million in 1995 and $1.7 million in 1994, were based on Harcourt General's costs. This agreement was modified effective November 1, 1995 to reduce the level of intercompany services which Harcourt General provides to GCC. The Intercompany Services Agreement provides for the services of Harcourt General's Chairman and Chief Executive Officer to serve as the Chairman and Chief Executive Officer of the Company, and one of Harcourt General's Presidents and Co-Chief Operating Officers to serve as President and Chief Operating Officer of GCC, and such additional corporate services as GCC and Harcourt General may mutually determine from time to time. The fees payable to Harcourt General under the Intercompany Services Agreement have been, and will continue to be, subject to the approval of a committee of independent directors of GCC who are not affiliated with Harcourt General.

                        Cash Equivalents

                        Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of purchase. Cash equivalents are stated at cost plus accrued interest, which approximates market value. The Company's policy is to invest cash with financial institutions or in instruments that have acceptable credit ratings and to limit the amount of credit exposure to any one financial institution or issuer.

                        Short-Term Investments

                        Short-term investments, which consist of commercial paper, certificates of deposit, corporate debt securities and U.S. Government securities, are carried at cost plus accrued interest, which approximates fair value.

                        Property and Equipment

                        Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of 20 to 30 years for buildings and improvements and 3 to 20 years for equipment and fixtures. Leasehold improvements are amortized using the straight-line method over the lesser of the lease period or the estimated useful lives of the leasehold improvements.

                           When property and equipment are retired or have been
                        fully depreciated, the cost and the related accumulated depreciation are eliminated from the respective accounts. Gains or losses arising from dispositions of property and equipment are reported as income or expense.

                        Long-Lived Assets

                        On an on-going basis, the Company evaluates the carrying value of its long-lived assets relying on a number of factors, including operating results, future anticipated cash flows, business plans and certain economic projections. In addition, the Company's evaluation considers nonfinancial data such as changes in the operating environment, competitive information, market trends and business relationships. The Company believes the carrying value of its long-lived assets at October 31, 1996 to be economically recoverable.

                        Income Taxes

                        Income taxes are calculated in accordance with Statement of Financial Accounting Standards No. 109, which requires the asset and liability method of accounting for income taxes.

                        Revenues

                        Revenues are recognized when admission and concession proceeds are received at the theatres. Revenues for other services are recognized at the time those services are rendered.

                        Film Rental Costs

                        Film rental costs are recognized as a percentage of admission revenue and in accordance with the terms of the film licenses.

                        Net Earnings Per Common and Common Equivalent Share

                        Net earnings per common share are based upon the weighted average number of common and, when dilutive, common equivalent shares outstanding during the year. Net earnings per common and common equivalent share, assuming full dilution, have not been presented because the dilutive effect is not material.

                        Significant Estimates

                        In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. The primary estimates underlying the Company's consolidated financial statements include accruals for pension and postretirement benefits, self insurance and other matters. Actual results could differ from these estimates. Management bases its estimates on historical experience and on various assumptions which are believed to be reasonable under the circumstances.

                        Recent Accounting Pronouncements

                        In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which is effective for transactions entered into in fiscal years that begin after December 15, 1995. SFAS 123 establishes a fair value based method of accounting for stock-based compensation plans, which may be recognized or disclosed at the Company's option. The Company will adopt the disclosure approach beginning in fiscal year 1997. The effect of adopting SFAS 123 is not expected to be material to the Company's financial position or results of operations.

                        Changes in Presentation

                        Certain prior year amounts have been reclassified to conform to the current year presentation.

3.                      OTHER ASSETS
================================================================================

                        Included in other assets at October 31 were the following investments in other companies, which are accounted for under the cost method at October 31, 1996:

                        (In thousands)                                          1996            1995
                        ============================================================================
                        International telecommunications service provider      $20,195       $     -
                        Optical superstore retailer                             16,624        16,624
                        German cable television systems operator                13,368        13,368
                        Radio station operator                                       -        12,485
                        Children's apparel retailer                                  -         2,500
                                                                               -------       -------
                                                                               $50,187       $44,977
                                                                               =======       =======

                        During July and August 1996, the Company invested a total of $20.2 million in an international telecommunications company with operations in Europe, the Commonwealth of Independent States, India and China.

                           Gains or losses recognized on these investments are
                        discussed in Note 12.

4.                      OTHER CURRENT LIABILITIES
================================================================================

                        Other current liabilities consisted of the following at October 31:


                        (In thousands)                                          1996            1995
                        ============================================================================
                        Rent and related charges                               $11,035        $11,983
                        Payroll and related benefits                             5,827          6,543
                        Self insurance                                          14,198         13,887
                        Deferred income                                         15,668         14,461
                        Other                                                   15,700         14,839
                                                                               -------        -------
                                                                               $62,428        $61,713
                                                                               =======        =======

5.                      LONG-TERM LIABILITIES
================================================================================

                        Other long-term liabilities consisted of the following at October 31:


                        (In thousands)                                          1996            1995
                        ============================================================================
                        Deferred lease obligations                             $18,651       $18,012
                        Postretirement health care benefits (see Note 10)        6,270         6,341
                        Other                                                    4,108         3,803
                                                                               -------       -------
                                                                               $29,029       $28,156
                                                                               =======       =======

                        The present value of the future minimum lease payments due under capital lease obligations are as follows:

                        (In thousands)                        Capital Leases
                        ====================================================
                        1997                                         $  564
                        1998                                            598
                        1999                                            567
                        2000                                            626
                        2001                                            661
                        Thereafter                                      607
                                                                     ------
                                                                     $ 3,623
                                                                     =======

                        The net book value of property under capital leases was $1.7 million at October 31, 1996 and $2.0c million at October 31, 1995.

6.                      REVOLVING CREDIT AGREEMENT
================================================================================

                        The Company has a revolving credit agreement with two banks pursuant to which the Company may borrow up to $50.0 million. The rate of interest payable varies according to one of two options selected by the Company. The Company is required to pay a facility fee on the total amount of the revolving credit facility and a commitment fee on the unused portion of the facility. This agreement expires in March 1997. This agreement contains provisions requiring, among other restrictions, the maintenance of a minimum net worth, restrictions on the payment of dividends and limitations on the issuance of additional debt. There have not been any borrowings under this agreement in any of the last three years.

7.                      SHAREHOLDERS' EQUITY
================================================================================

                        Common Stock

                        Common Stock is entitled to dividends if declared by the Board of Directors, and each share carries one vote. Holders of Common Stock have no cumulative voting, redemption or preemptive rights.

                        Common Stock Incentive Plan

                        The Company has a Common Stock incentive plan which provides for the granting of stock options, stock appreciation rights, restricted stock or other stock based awards. In connection with the spin-off from Harcourt General, certain options to purchase Harcourt General Common Stock held by employees of GCC were converted into options to purchase GCC Common Stock pursuant to a formula calculated following the spin-off. After the spin-off, GCC issued options at prices and in amounts determined by application of that formula. The term of all converted options was not changed. Options outstanding at October 31, 1996, which include the converted options, were granted at prices not less than 100% of the fair market value on the date of original grant. At October 31, 1996, option exercise prices ranged from $15.81 to $35.00 per share and the options had terms which expire between 1997 and 2005. There were 54 employees with options outstanding at October 31, 1996. The weighted average exercise price for all outstanding options at October 31, 1996 was $24.58.

                           At October 31, 1996, there were 518,939 shares of
                        Common Stock available for grants under the plan.

                           Option activity was as follows:

                                                                                Years ended October 31,
                                                                          ------------------------------------
                                                                             1996           1995          1994
                        ======================================================================================
                        Options outstanding - beginning of year           137,949        189,574             -
                        Conversion of Harcourt General options                  -              -       152,539
                        Granted                                            30,475         25,350        53,792
                        Exercised                                         (15,220)       (50,812)       (7,605)
                        Canceled                                          (14,984)       (26,163)       (9,152)
                                                                          -------        -------       -------
                        Options outstanding - end of year                 138,220        137,949       189,574
                                                                          =======        =======       =======
                        Exercisable options - end of year                  70,211         71,938        93,800
                                                                          =======        =======       =======
                        Restricted Common Stock issued                          -              -        12,343
                                                                          =======        =======       =======

8.                      RETIREMENT PLANS
================================================================================

                        GCC has a non-contributory defined benefit pension plan covering substantially all full-time employees. GCC also sponsors an unfunded supplemental executive retirement plan which provides certain employees additional pension benefits. Benefits under the plans are based on years of service and compensation prior to retirement. When funding is required for the defined benefit plans, the policy is to contribute amounts that are deductible for federal income tax purposes. Pension plan assets consist primarily of equity and fixed income securities.

                           After the spin-off, the projected benefit obligations
                        relating to GCC employees were assumed by the GCC defined benefit plans, and approximately $20.4 million in plan assets was transferred from Harcourt General's defined benefit pension plan to the GCC defined benefit pension plan.

                        Net pension income included the following components:

                                                                                Years ended October 31,
                                                                          ------------------------------------
                                                                             1996           1995          1994
                        ======================================================================================
                        Service cost                                      $   426        $   595       $   469
                        Interest cost on projected benefit obligation       1,104          1,388         1,249
                        Actual return on plan assets                       (3,952)        (1,826)          337
                        Net amortization and deferral                       1,423           (275)       (2,436)
                                                                          -------        -------       -------
                        Net pension income                                $  (999)       $  (118)      $  (381)
                                                                          =======        =======       =======

                        The significant actuarial assumptions as of the year-end measurement dates were as follows:

                                                                                Years ended October 31,
                                                                          ------------------------------------
                                                                             1996           1995          1994
                        ======================================================================================
                        Discount rate                                     7.5%           7.5%          7.5%
                        Rate of compensation increases                    5.0%           5.0%          5.0%
                        Rate of return on plan assets                     9.0%           9.0%          9.0%

                        The plans' funded status and amounts recognized in the consolidated balance sheets at October 31 were as follows:

                                                                                    1996                         1995
                                                                          ----------------------------------------------------
                                                                            Funded       Unfunded         Funded      Unfunded
                        (In thousands)                                        Plan           Plan           Plan          Plan
                        ======================================================================================================
                        Vested benefit obligation                         $10,864        $ 1,133        $13,020       $   896
                                                                          =======        =======        =======       =======
                        Accumulated benefit obligation                    $11,532        $ 1,300        $13,563       $ 1,362
                                                                          =======        =======        =======       =======
                        Projected benefit obligation                      $14,328        $ 1,572        $18,084       $ 1,907
                        Pension plan assets at fair value                  25,431              -         22,294             -
                                                                          -------        -------        -------       -------
                        Overfunded (unfunded) projected obligations        11,103         (1,572)         4,210        (1,907)
                        Unrecognized net asset at transition               (1,412)             -         (1,765)            -
                        Unrecognized net (gain) loss                       (7,333)           235         (1,268)          545
                                                                          -------        -------        -------       -------
                        Pension asset (liability) recognized in
                           the balance sheet                              $ 2,358        $(1,337)       $ 1,177       $(1,362)
                                                                          =======        =======        =======       =======


                        In addition to the defined benefit plans, GCC has two defined contribution plans for certain employees. The GCC Savings Plan permits employee contributions and provides for certain matching contributions by the Company. The GCC Employee Stock Ownership Plan (ESOP) is non-contributory.

9.                      COMMITMENTS AND CONTINGENCIES
================================================================================

                        Leases

                        GCC conducts a significant part of its operations in leased premises under noncancelable leases, the majority with terms of 20 years. These leases generally provide for the payment of fixed monthly rentals, contingent rentals based on a percentage of revenue over a specified amount and the payment of property taxes, common area maintenance, insurance and repairs. At its option, GCC can renew a substantial portion of such leases for various periods up to 20 years. Certain of GCC's leases require periodic increased rentals. The rental costs on these leases have been recognized on a straight-line basis and are included in deferred lease obligations. On theatre locations assigned to third parties, GCC is secondarily liable for certain lease commitments which extend through 2023 and totaled approximately $80.8 million at October 31, 1996.

                           Assuming renewal options are not exercised, the
                        future minimum payments under noncancelable operating leases as of October 31, 1996 were as follows:

                        (In thousands)                       Operating Leases
                        =====================================================
                        1997                                     $ 58,902
                        1998                                       58,639
                        1999                                       58,094
                        2000                                       57,402
                        2001                                       56,678
                        Thereafter                                395,338
                                                                 --------
                                                                 $685,053
                                                                 ========

                        Rent expense under noncancelable leases was as follows:


                                                                                Years ended October 31,
                                                                          ------------------------------------
                                                                             1996           1995          1994
                        ======================================================================================
                        Minimum rentals                                   $57,683        $57,218       $56,064
                        Percentage rentals based on revenues                3,913          4,744         5,269
                                                                          -------        -------       -------
                                                                          $61,596        $61,962       $61,333
                                                                          =======        =======       =======

                           The Company has an agreement with a major financial
                        institution to provide operating leases for up to $250 million of assets over the next five years for its theatre circuit expansion program. At October 31, 1996, current assets included a $17.6 million receivable due from this institution related to leases covered under this new agreement. The Company collected this receivable in December 1996.

                        Litigation

                        GCC is involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of such suits and claims will have a material adverse effect upon the consolidated financial position or continuing operations of the Company.

10.                     POSTRETIREMENT HEALTH CARE BENEFITS
================================================================================

                        The Company provides health care benefits for retired employees which are funded as claims are incurred. Retirees and active employees hired prior to March 1, 1989 are eligible for these benefits if they meet certain service and minimum age requirements. The Company paid $233,000, $251,000 and $149,000 during fiscal 1996, 1995 and 1994, respectively, for postretirement health care benefit claims.

                           The actuarial present value of accumulated
                        postretirement benefit obligations and the amounts recognized in GCC's consolidated balance sheets as of October 31 were as follows:

                        (In thousands)                                         1996           1995
                        ===========================================================================
                        Retirees                                             $3,014         $3,527
                        Fully eligible active plan participants                 525            778
                        Other active plan participants                          653            882
                        Unrecognized net gain                                 2,078          1,154
                                                                             ------         ------
                        Accrued postretirement benefit obligation            $6,270         $6,341
                                                                             ======         ======

                        The postretirement benefit cost relating to GCC's employees was as follows:

                                                                                Years ended October 31,
                                                                          ------------------------------------
                                                                           1996           1995          1994
                        ======================================================================================
                        Service cost                                      $  34          $  51         $ 115
                        Interest cost on accumulated postretirement
                           benefit obligation                               299            367           384
                        Net amortization                                   (171)          (130)         (154)
                                                                          -----          -----         -----
                        Net postretirement benefit cost                   $ 162          $ 288         $ 345
                                                                          =====          =====         =====

                        The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 15% in fiscal 1995 and 14% in fiscal 1996, gradually declining to 5% in fiscal 2005. Measurement of the accumulated postretirement benefit obligation was based on an assumed 7.5% discount rate in each of the last three years.

                           If the health care cost trend rate assumptions were
                        increased by 1%, the accumulated postretirement obligation as of October 31, 1996 would be increased by $450,000. The effect of this change on the service cost and interest cost would be an aggregate increase of $37,000.

11.                     INCOME TAXES
================================================================================

                        Income tax expense was as follows:

                                                     Years ended October 31,
                                               ------------------------------------
                                                1996           1995          1994
                        ===========================================================
                        Current
                           Federal             $10,379        $ 6,108       $ 9,013
                           State                 2,795          1,821         3,521
                                               -------        -------       -------
                                                13,174          7,929        12,534
                        Deferred
                           Federal              (1,017)        (1,383)       (1,928)
                           State                  (175)          (497)       (1,157)
                                               -------        -------       -------
                                                (1,192)        (1,880)       (3,085)
                                               -------        -------       -------
                                               $11,982        $ 6,049       $ 9,449
                                               =======        =======       =======

                        GCC's effective income tax rate was 41.0% in 1996, 1995 and 1994. The differences between the statutory federal tax rate and the effective tax rate are due primarily to state income taxes.

                           The Company paid approximately $11.3 million, $9.0
                        million and $13.1 million in income taxes during the years ended October 31, 1996, 1995 and 1994, respectively.

                        Significant components of the Company's net deferred income tax liability stated on a gross basis at October 31 were as follows:

                        (In thousands)                                    1996           1995
                        =====================================================================
                        Gross deferred income tax assets
                           Financial accruals and reserves             $ 2,504        $ 3,048
                        Postretirement health care benefits              2,631          2,663
                           Self insurance accruals                       2,004          1,677
                                                                       -------        -------
                              Total deferred tax assets                  7,139          7,388
                        Gross deferred income tax liabilities
                           Property and equipment                       17,158         18,599
                                                                       -------        -------
                              Net deferred tax liability               $10,019        $11,211
                                                                       =======        =======




12.                     Net Investment INCOME (LOSS)
================================================================================

                        Investment income (loss) consisted of the following:

                                                                   Years ended October 31,
                                                             ------------------------------------
                                                             1996              1995          1994
                        =========================================================================
                        Interest income                      $ 2,593        $ 2,894       $ 1,483
                        Dividend income                        1,207          1,413         1,324
                        Gain on sale of investment, net        9,452              -             -
                        Loss from minority investments, net   (3,145)        (6,623)       (1,167)
                                                             -------        -------       -------
                        Net investment income (loss)         $10,107        $(2,316)      $ 1,640
                                                             =======        =======       =======

                        In October 1996, GCC realized a $9.5 million net pretax gain upon the liquidation of its investment in a radio group that operated radio stations in the San Francisco, Las Vegas and Albuquerque markets. GCC received aggregate proceeds of $22.8 million relating to these sales transactions. GCC's portion of funds remaining in escrow relating to these transactions amount to $0.6 million.

                           In April 1996, the Company recorded a $2.5 million
                        pretax charge to write off its remaining investment in a children's clothing retailer as a result of that company's continued cash flow problems and operating losses. Loss from minority investments in 1996 also included a $0.6 million pretax charge recorded in the first quarter, representing the Company's share of losses incurred by its radio group investment, when such investment was accounted for under the equity method.

                           Net loss from minority investments in 1995 consisted
                        of a fourth-quarter $5.0 million write-down of the investment in a children's clothing retailer and a first-quarter $2.9 million write-off of the remaining investment in a food service company, reduced by dividend income of approximately $1.3 million from the Company's eyeglass retailer minority investment. The 1994 amount represents GCC's equity in the losses of the food service company.

13.                     COMPARATIVE QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
================================================================================




                                                                                          1996
                                                                      -----------------------------------------------------
                                                                         First    Second        Third      Fourth      Full
                        (In thousands except for per share amounts)    Quarter   Quarter      Quarter     Quarter      Year
                        ====================================================================================================
                        Revenues                                      $126,482  $ 95,567     $137,301   $  86,653  $446,003
                        Gross profit                                    21,363    11,736       25,676       7,681    66,456
                        Net earnings (loss)                              5,668    (1,392)       8,428       4,538    17,242
                        Net earnings (loss)
                           per common share                           $   0.72  $  (0.18)    $   1.07   $    0.58  $   2.20
                                                                      ========  ========     ========   =========  ========



                                                                                          1995
                                                                      -----------------------------------------------------
                                                                         First    Second        Third      Fourth      Full
                        (In thousands except for per share amounts)    Quarter   Quarter      Quarter     Quarter      Year
                        ====================================================================================================
                        Revenues                                     $124,170   $ 86,876     $138,852   $101,410   $451,308
                        Gross profit                                   20,439      9,262       24,548     13,559     67,808
                        Net earnings (loss)                             3,923       (939)       8,032     (2,311)     8,705
                        Net earnings (loss)
                           per common share                          $   0.50   $  (0.12)    $   1.02   $  (0.30)  $   1.11
                                                                     ========   ========     ========   ========   ========

INDEPENDENT AUDITORS' REPORT


                        Board of Directors and Shareholders
                        GC Companies, Inc.
                        Chestnut Hill, Massachusetts

                        We have audited the consolidated balance sheets of GC Companies, Inc. as of October 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                           We conducted our audits in accordance with generally
                        accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                           In our opinion, the consolidated financial statements
                        present fairly, in all material respects, the financial position of GC Companies, Inc. as of October 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1996 in conformity with generally accepted accounting principles.




                        /s/ Deloitte & Touche LLP

                        Boston, Massachusetts
                        December 6, 1996

DIRECTORS AND OFFICERS


               Directors                                     Corporate Officers
               Richard A. Smith                              Richard A. Smith
               Chairman and                                  Chairman and
               Chief Executive Officer;                      Chief Executive Officer
               Chairman and Chief Executive Officer of
               Harcourt General, Inc. and                    Robert A. Smith
               The Neiman Marcus Group, Inc.                 President and
                                                             Chief Operating Officer
               William L. Brown *
               Former Chairman                               Paul R. Del Rossi
               Bank of Boston Corporation                    President and
                                                             Chief Executive Officer
               Peter C. Read *                               General Cinema Theatres, Inc.
               Former Executive Vice President
               Bank of Boston Corporation                    William B. Doeren
                                                             Executive Vice President and
               Francis E. Sutherby *                         Chief Operating Officer
               Former Partner                                General Cinema Theatres, Inc.
               Deloitte & Touche
                                                             John G. Berylson
                                                             Senior Vice President and
                                                             Chief Investment Officer

                                                             G. Gail Edwards
                                                             Vice President, Chief Financial Officer
                                                             and Treasurer

                                                             Philip J. Szabla
                                                             Vice President, General Counsel
                                                             and Secretary


              *Audit Committee
               Compensation Committee
               Special Review Committee

SHAREHOLDER INFORMATION


                        Requests for general information or published financial information can be made in writing to GC Companies, Inc., 27 Boylston Street, Chestnut Hill, MA 02167, telephone (617) 278-5600.

                        Transfer Agent and Registrar

                        The First National Bank of Boston
                        c/o Boston EquiServe Limited Partnership
                        Post Office Box 1865
                        Boston, MA 02105
                        (800) 730-4001

                        Form 10-K

                        Additional copies of the Company's Form 10-K as filed with the Securities and Exchange Commission are available upon written request to the Secretary of the Company.

                        Annual Meeting

                        The Annual Meeting of Stockholders will be held on Wednesday, March 12, 1997 at 10:00 A.M. at the Company's corporate headquarters at 27 Boylston Street, Chestnut Hill, Massachusetts.

                        Stock Information

                        GC Companies' Common Stock is traded on the New York Stock Exchange under the symbol "GCX". The following table indicates the quarterly price range of GC Companies' Common Stock for the past two fiscal years.


                                                    1996                         1995
                        --------------------------------------------------------------------
                        Quarter             High            Low           High           Low
                        ====================================================================
                        First             $35.25         $32.00         $31.13        $24.75
                        Second            $38.00         $32.75         $35.00        $29.88
                        Third             $37.75         $33.50         $34.50        $32.00
                        Fourth            $37.88         $33.25         $34.75        $31.50

                        GC Companies had approximately 7,816 million shares of Common Stock outstanding and approximately 3,575 Common shareholders of record at October 31, 1996.

Corporate Address

GC Companies, Inc.
27 Boylston St.
Chestnut Hill, MA 02167
GC Companies and General Cinema: (617) 277-4320
Shareholder Information: (617) 278-5600