Form 10-K405, Exhibit 13
period 1997-10-31
GC COMPANIES INC
filed 1998-01-27
CIK 912295

                                                                    EXHIBIT 13.1



DEAR SHAREHOLDER:


We are pleased to report on the progress of your Company. In fiscal 1997, we initiated a number of growth-oriented strategies for our theatre business, and our investment portfolio realized another significant gain. Our progress included the continuing implementation of our long-term theatre strategy, which is to expand our theatre circuit profitably and prudently. We also entered into several new ventures, which we believe will be key drivers for General Cinema Theatres' future growth.

   Revenues for the year ended October 31, 1997 were $447.2 million compared with $446.0 million for fiscal 1996. Net earnings were $14.8 million, or $1.90 per share, compared to $17.2 million, or $2.20 per share, in 1996. Fiscal 1997 results include a $10.3 million pre-tax gain on the sale of theatre assets in Oklahoma and a $9.0 million pre-tax gain related to the sale of one of our investment assets. Fiscal 1996 results included a pre-tax gain of $9.5 million on the sale of a minority investment.

General Cinema Theatres, Inc.

We are pursuing a disciplined growth strategy in the domestic theatre business. Our approach focuses on regional demand and careful pursuit of transactions to ensure a long-term return on the capital employed in each new megaplex. The focus of our long-term theatre strategy is to build high-impact, state-of-the-art megaplexes in densely populated urban and suburban areas, while closing or selling older, less profitable units. These initiatives are consistent with our objective of improving operating margins, earnings and return on capital employed. At the end of fiscal 1997, General Cinema Theatres operated 1,113 screens in 175 locations in 24 states, as well as 53 screens at five locations in Mexico and Argentina, compared to 1,159 screens in 189 domestic locations at the end of fiscal 1996.

   During the year, we began an exciting new phase in our theatre business, international operations. As the first step in our international plans, we purchased theatre assets in Mexico and Argentina. These attractive and relatively under-developed marketplaces will serve as the springboard of our international strategy. This year, we will concentrate on building the operating infrastructure pipeline of locations and the appropriate local relationships to ensure future success. We believe that international expansion will be a key contributor to the long-term growth and profitability of your Company and we will focus significant efforts in the next several years to capitalize on the opportunity in this area.

   Another new initiative is to seek desirable niche opportunities to profitably grow our Company through alliances and partnerships. Our joint venture with The Sundance Group is one example of this strategy. It will create theatres dedicated specifically to independent films. We believe that the unique strengths of each partner will produce a quality experience which will set Sundance Cinemas apart from its competitors.

   To provide the leadership necessary to implement our domestic and international theatre strategies and other initiatives, we promoted two key members of our management team. Paul Del Rossi, formerly president and chief executive officer of General Cinema Theatres, Inc., was named to the newly created position of chairman. Paul's new responsibilities will include overseeing the Company's international expansion as well as developing strategic initiatives. William Doeren, formerly executive vice president and chief operating officer of the theatre subsidiary, was promoted to president and chief executive officer. In his new role, Bill will oversee General Cinema Theatres' entire domestic operation. We are proud of the quality and depth of our management team, which allows us to have strong leadership guiding each of our critical strategic efforts.

GCC Investments, Inc.

Our investment activity is beginning to deliver significant value to the Company. During fiscal 1997, we realized a $9.0 million pre-tax gain resulting from the sale of our investment in Vision Express, an optical superstore retailer. During the first quarter, we made a $7.0 million investment in a wireless location and two-way messaging company. In the fourth quarter, we made a $30.0 million investment in a provider of financial guaranty insurance to the municipal bond and asset-backed securities markets as well as a $5.0 million additional investment in an international telecommunications service provider bringing the total invested in that company to $25.2 million. GC Companies' investment portfolio, at a cost of $87.1 million at the end of fiscal 1997, also includes a $13.4 million investment in a German cable television system operator and an $11.5 million investment in an optical and photo service retailer. We believe that our investment business has the potential to create significant value and that our existing portfolio and pipeline of opportunities gives us confidence in our abilities to achieve that goal.

GC Companies, Inc.

During the year, we also expanded our Board of Directors to five members with the appointment of Dr. Leonard A. Schlesinger, a professor at the Harvard Business School. We welcome Len to the Board with the knowledge that his experience will be a valuable asset to our Company.

   In the coming years, there will be significant additions to the nationwide screen count as our industry continues in the development of megaplexes nationwide. Since these screens are added at a faster rate than the increase in demand, we believe that enhanced industry competition for domestic box office receipts will continue. Thus, we believe our careful approach to domestic megaplex development, our new growth-oriented niche ventures, the international expansion of our theatre circuit combined with our value-building investment activity will form a strong foundation for enhancing shareholder value in 1998 and beyond. Our success continues to be possible thanks to you, our shareholders, and our 7,200 employees whose dedication and commitment make our achievement possible.

Sincerely,


/s/ Richard A. Smith                                /s/ Robert A. smith
-----------------------------------------------------------------------

Richard A. Smith                                    Robert A. Smith
Chairman and                                        President and
Chief Executive Officer                             Chief Operating Officer


January 14, 1998

GC Companies, Inc.
SELECTED FINANCIAL DATA

(Unaudited)                                                                             Fiscal Years (1)
                                                                 ----------------------------------------------------------------

(Dollar amounts in thousands except for per share amounts)          1997         1996         1995          1994            1993
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                                         $ 447,152    $ 446,003    $ 451,308     $ 452,563      $ 495,031
Operating earnings                                                  11,822       20,373       18,001        22,066         18,623
Investment income (loss), net                                       13,880       10,107       (2,316)        1,640             96
Interest expense                                                      (586)        (639)        (631)         (648)          (605)
Loss on disposition of
   non-operating assets                                               (100)        (617)        (300)          (12)          (873)
                                                                 ----------------------------------------------------------------
Earnings before taxes                                               25,016       29,224       14,754        23,046         17,241
Income tax expense                                                 (10,257)     (11,982)      (6,049)       (9,449)        (6,738)
                                                                 ----------------------------------------------------------------
Net earnings                                                     $  14,759    $  17,242    $   8,705     $  13,597      $  10,503
                                                                 ================================================================
Weighted average number
   of common and common
   equivalent shares outstanding                                     7,768        7,851        7,855         7,841           --
Net earnings per common share(2)                                 $    1.90    $    2.20    $    1.11     $    1.73      $    --
                                                                 ================================================================
Depreciation and amortization                                    $  19,229    $  19,369    $  19,367     $  19,649      $  21,985
Total assets                                                     $ 339,600    $ 314,303    $ 300,067     $ 296,658      $ 210,535
Long-term capital lease
   obligations                                                   $   2,254    $   3,059    $   3,623     $   4,179      $   4,756
Other long-term liabilities                                      $  31,912    $  29,029    $  28,156     $  28,016      $  27,551
Number of movie screens
   Domestic                                                          1,113        1,159        1,180         1,211          1,344
   International                                                        53         --           --            --             --
Number of locations
   Domestic                                                            175          189          196           208            245
   International                                                         5         --           --            --             --


(1) The selected financial data are derived from the financial statements of the Company and its predecessor. The historical financial statements of the Company for 1993 do not necessarily reflect the results of operations or the financial position that would have been obtained had the Company been an independent company.

(2) Net earnings per common share have not been presented for the year ended October 31, 1993 as the Company was not an independent entity.

GC Companies, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


YEAR ENDED OCTOBER 31, 1997 COMPARED WITH YEAR ENDED OCTOBER 31, 1996

Net earnings decreased 14.4% to $14.8 million in 1997 from $17.2 million in 1996. Net earnings in 1997 included a pre-tax gain of $9.0 million from a share-for-share exchange of GC Companies' (GCC or the Company) minority investment in Vision Express into GrandOptical-PhotoService and a subsequent sale of a portion of those shares. GCC's 1997 net earnings also included a $10.3 million pre-tax gain on the sale of seven theatre units in Oklahoma, a $7.4 million pre-tax impairment loss relating to the Company's theatre circuit and $4.3 million of dividend and interest income from short-term investments. Net earnings in 1996 included a pre-tax gain of $9.5 million from the sale of GCC's radio group investment, a pre-tax charge of $2.5 million related to the write-down of the Company's remaining investment in a children's clothing retailer, and $3.8 million of dividend and interest income from short-term investments. Theatre operating earnings decreased to $20.9 million in 1997 from $26.2 million in 1996. Operating earnings after corporate expenses for 1997 were $11.8 million, a decrease of 42.0% from $20.4 million in 1996.

Theatre revenues

Revenues of $447.2 million were slightly above 1996 revenues of $446.0 million. This increase was principally due to a 1.9% increase in average ticket price, a 3.3% increase in concession sales per person and a 13.0% increase in ancillary revenues substantially offset by a 2.4% decline in patronage. The increase in concession sales per patron was due to price increases on select products, new product offerings and increased consumption. The decrease in patronage from 1996 was the result of increased competition in the marketplace. Screens in the United States are increasing at a faster rate than patrons. As a result, the industry's screen utilization is declining. At October 31, 1997, the Company operated domestically 1,113 screens compared to 1,159 screens at October 31, 1996.

Cost of theatre operations

Cost of theatre operations, including theatre general and administrative expenses, increased 2.4% to $429.9 million in 1997 from $419.9 million in the previous year. As a percentage of revenues, the cost of theatre operations was 96.1% in 1997 compared to 94.1% in 1996. The percentage increase was principally a result of lower concession margins, higher variable labor costs primarily due to the impact of the minimum wage increase in 1997, higher occupancy costs due to the Company's operating lease financing arrangement for new assets and increased costs associated with the new units opened in 1997, and increased information technology expenses.

Gain (loss) on disposition or impairment of theatre assets

The 1997 gain on disposition of theatre assets is primarily attributable to a $10.3 million pre-tax gain recognized on the sale of seven theatre units in Oklahoma in August 1997. This gain was partially offset by a $7.4 million pre-tax impairment loss recorded in the fourth quarter of 1997 relating to the Company's theatre circuit. GCC reassessed the value of a number of its theatre locations as a result of the emergence of new competition in the marketplace. The opening of megaplexes by the Company's competitors have tended to, and are projected to, continue to draw audiences away from certain older multiplex theatre locations that the Company owns. As a result, the Company recognized a loss on this impairment.

Corporate expenses

Corporate expenses increased 55.3% to $9.0 million in 1997 from $5.8 million in the previous year. The increase is primarily attributable to costs associated with the Company's acquisition of five theatres with 53 screens in Mexico and Argentina. In addition, growth of the Company's venture capital group resulted in increased personnel and travel costs.

Investment income (loss), net

The Company recorded investment income of $13.9 million in 1997 compared to $10.1 million in 1996. The investment income in 1997 included a pre-tax gain of $9.0 million from a fourth-quarter share-for-share exchange of GCC's minority investment in Vision Express into GrandOptical-PhotoService and a subsequent sale of a portion of those shares, a fourth-quarter pre-tax gain of $0.6 million resulting from the release of escrow related to the sale of its radio group investment in

1996 and $4.3 million of dividend and interest income earned on the Company's short-term investment portfolio. The Company's investment income in 1996 included a pre-tax net gain of $9.5 million recorded in the fourth quarter relating to the sale of the Company's radio group investment, a second-quarter pre-tax charge of $2.5 million related to the write-off of the Company's remaining investment in a children's clothing retailer, a $0.6 million pre-tax charge recorded in the first quarter representing the Company's share of losses incurred by its radio group investment when such investment was accounted for under the equity method, and $3.8 million of dividend and interest income. The realized portion of the Vision Express investment produced a time-weighted pre-tax cash on cash return of 25% in 1997 with the radio group investment providing a return of 92% in 1996.

Income tax expense

The Company's effective tax rate was 41.0% in 1997, unchanged from 1996.

YEAR ENDED OCTOBER 31, 1996 COMPARED WITH YEAR ENDED OCTOBER 31, 1995
Net earnings increased 98.1% to $17.2 million in 1996 from $8.7 million in 1995. Net earnings in 1996 included a pre-tax gain of $9.5 million from the sale of GCC's radio group investment, a pre-tax charge of $2.5 million related to the write-down of the Company's remaining investment in a children's clothing retailer, and $3.8 million of dividend and interest income from short-term investments. Net earnings in 1995 included pre-tax charges totaling $7.9 million related to write-downs of two minority investments, $1.3 million of dividend income received from another minority investment and $4.3 million of dividend and interest income from short-term investments. Theatre operating earnings increased to $26.2 million in 1996 from $25.8 million in 1995. Operating earnings after corporate expenses for 1996 were $20.4 million, an increase of 13.2% from $18.0 million in 1995.

Theatre revenues

Revenues of $446.0 million were slightly below 1995 revenues of $451.3 million. The decrease was principally due to a 3.6% decline in patronage, partially offset by a 1.5% increase in the average ticket price and a 3.2% increase in concession sales per patron. The increase in concession sales per patron was attributable to both higher consumption and higher prices. The decrease in patronage from 1995 was due to the lack of strong film product in the latter half of the fiscal year as well as the sale or closing of 20 theatres with 86 screens during 1996 and late 1995. These dispositions were consistent with the Company's strategy to sell or close theatres that are less productive and have fewer screens per location. At October 31, 1996 the Company operated 1,159 screens compared to 1,180 screens at October 31, 1995.

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

Investment income (loss), net

The Company recorded net investment income of $10.1 million in 1996 compared to a net investment loss of $2.3 million in 1995. The Company's investment income in 1996 included a pre-tax net gain of $9.5 million recorded in the fourth quarter relating to the sale of the Company's radio group investment, a second-quarter pre-tax charge of $2.5 million related to the write-off of the Company's remaining investment in a children's clothing retailer, a $0.6 million pre-tax charge recorded in the first quarter representing the Company's share of losses incurred by its radio group investment when such investment was accounted for under the equity method, and $3.8 million of dividend and interest income. The Company determined that the write-off of its remaining investment in the children's clothing retailer was necessary due to that company's continued operating losses and cash flow problems.

   The Company's net investment loss in 1995 included a $5.0 million pre-tax charge recorded in the fourth quarter of 1995 to write down a substantial portion of the Company's investment in a children's clothing retailer, a $2.9 million pre-tax charge recorded in the first quarter of 1995 to write off the Company's remaining investment in a food service company, $1.3 million of dividend income received from another minority investment and $4.3 million of dividend and interest income. The decrease in dividend and interest income in 1996 was due to a lower rate of return on portfolio assets.

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

   Over the past fiscal year, we added three screens to an existing location as well as opened two new units with a combined 30 screens in the Chicago area and one new unit with nine screens in West Orange, New Jersey. In the first fiscal quarter of 1998, the Company opened a 16 screen theatre in Redondo Beach, California, a 14 screen theatre in Philadelphia, Pennsylvania, a 14 screen theater in Columbia, South Carolina, and added four screens to an existing location in Massachusetts. By the end of fiscal 1998, we plan to open three additional domestic theatres with a total of fifty-one screens and add six screens to an existing location. During the subsequent two years, the company has commitments to open 12 new megaplex theatres with approximately 181 screens in the United States.

   Capital outflows have been minimized on these projects owing to an agreement consummated in November 1996 with a major financial institution to provide operating leases for up to $250 million of assets over five years for its theatre expansion program. In addition, certain maintenance capital expenditures were financed via this vehicle in 1997. A receivable due from this financial institution may arise from time to time throughout the year from GCC initially advancing monies for leased assets as the financial institution's agent. On a periodic basis, these advances are reimbursed by the financial institution.

   The Company has significant lease commitments. Lease payments totaled $66.5 million in 1997 and minimum lease payments from existing obligations are expected to approximate $58.9 million in 1998.

   During 1997, GCC made expenditures of $18.7 million for information service related projects including new point-of-sale systems and financial reporting systems, leasehold improvements, and furniture and equipment purchases. Domestic capital expenditures are expected to approximate $18.0 million during fiscal 1998.

   In August 1997, the Company sold seven theatre units with a total of 50 screens for $15.8 million and a non-operating drive-in location in Cleveland for $1.7 million. In November 1996, GCC sold two theatre units with a total of eight screens for $0.8 million. During the year, the Company closed eight theatre units with a total of 30 screens.

   On August 20, 1997, GCC announced that it agreed to form a joint venture with The Sundance Group to create Sundance Cinemas, a stand-alone theatre circuit dedicated to the exhibition of the growing number of independent films. The joint venture plans to open a significant number of state-of-the-art Sundance Cinemas across the country in urban, suburban and college locations, aiming to add substantially to the number of screens dedicated to specialty films. GCC intends to contribute cash and properties to this venture in 1998.

   On September 26, 1997, the Company purchased theatre operations in Mexico and Argentina for a cash purchase price of $36.3 million. One hundred percent of the Argentine common stock and fifty percent of the Mexican common stock were purchased pursuant to this transaction. As of October 31, 1997, GCC owned and operated one unit with eight screens in Argentina and four units with 45 screens in Mexico. The Company plans to open two additional units with 26 screens in Argentina and one new unit with nine screens in Mexico by October 31, 1998. International capital expenditures are expected to approximate $18.0 million during fiscal 1998.

   The Company invested $18.4 million of cash in certain short-term securities during 1997. These securities are highly liquid and consist of high quality commercial paper, certificates of deposit, corporate debt securities and securities of U.S. government agencies.

   On October 16, 1997, GCC received 193,715 shares of GrandOptical-PhotoService ("GPS") common stock, a publicly traded optical and photo service company listed on the Paris stock exchange, in exchange for its shares in Vision Express, an optical superstore retailer. Of the GPS shares received, 92,220 shares were sold on October 21, 1997 for approximately $15.8 million, and 101,495 shares are restricted from sale for periods ranging from six months to two years.

   During 1997, the Company's venture capital group, GCC Investments, Inc., invested $42.1 million. On September 24, 1997, $30.0 million was invested in a newly formed financial guaranty insurance company. On August 14, 1997, an additional $5.0 million was invested in an international telecommunications service provider, bringing the total invested in that company to $25.2 million. On December 6, 1996, $7.0 million was invested in a wireless location and two-way messaging company.

   In December 1996, the Company's Board of Directors authorized the repurchase of up to one million shares of the Company's common stock over the next twelve months. Through October 31, 1997, the Company repurchased 118,700 shares at a cost of $4.3 million. In December 1997, this program was renewed for one more year.

   The Company believes that cash generated from operations, cash and short-term investments on hand of $50.1 million, the $50.0 million available under the Company's revolving credit agreement, which expires in June 1998 (the Company is currently negotiating a new multi-year agreement), and the operating lease arrangement will be sufficient to fund operating requirements, capital expenditures and the Company's investment activities for the foreseeable future.

YEAR 2000

The Company has conducted a review of its computer systems to identify those areas that could be affected by the Year 2000 issue and is developing an implementation plan to resolve the issue. The Company presently believes, by modifying existing software and converting to new software, the Year 2000 issue will not pose significant operational problems and is not anticipated to require additional expenditures that would materially impact its financial position or results of operations in any given year.

SEASONALITY

GCC's revenues and operating earnings are significantly affected by the commercial success of the films that are exhibited. Major film distributors release most of the films that they anticipate will be the most commercially successful during GCC's first and third fiscal quarters. Accordingly, a significant portion of GCC's revenues and operating earnings from theatre operations occur in those periods.

IMPACT OF INFLATION

GCC adjusts its prices to maintain profit levels, and will continue to do so as competitive conditions permit. In general, management believes that the impact of inflation is not material to the financial condition or results of operations of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board recently issued SFAS No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosures about Segments of an Enterprise and Related Information." The former standard is effective for the Company's fiscal 1999 financial statements while the latter will be adopted in fiscal 1998. The effect of adopting these standards is not expected to be material to the Company's financial position or results of operations; however, they both may require additional disclosure.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing, including those contained herein. Such forward-looking statements may be included in, without limitation, reports to stockholders, press releases, oral statements made with the approval of an authorized executive officer of the Company and filings with the Securities and Exchange Commission. The words or phrases "anticipates," "expects," "will continue," "estimates," "projects" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

   The results contemplated by the Company's forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to vary materially from anticipated results, including without limitation, delays in obtaining leases for new megaplex locations, construction risks and delays, the lack of strong film product, the impact of competition, risks associated with international operations, construction risks and delays associated with Sundance Cinemas, market and other risks associated with the Company's investment activities and other factors described herein.

GC Companies, Inc.
CONSOLIDATED BALANCE SHEETS

                                                                     October 31,
                                                            --------------------------
(In thousands)                                                   1997             1996
Assets
Current assets
   Cash and cash equivalents                                $  30,038        $  71,745
   Short-term investments                                      20,014            1,566
   Receivable due from financing institution                    3,754           17,599
   Other current assets                                         5,619            3,602
   Deferred income taxes                                        2,981            2,552
                                                            --------------------------
      Total current assets                                     62,406           97,064
Land                                                            4,581            4,607
Buildings and improvements                                     26,146           27,777
Leasehold improvements                                        141,652          146,738
Equipment and fixtures                                        153,639          147,705
                                                            --------------------------
                                                              326,018          326,827
Less accumulated depreciation and amortization               (171,442)        (163,980)
                                                            --------------------------
                                                              154,576          162,847
Portfolio investments                                          87,078           50,187
Other assets                                                   35,540            4,205
                                                            --------------------------
                                                            $ 339,600        $ 314,303
                                                            ==========================

Liabilities and Shareholders' Equity
Current liabilities
   Current maturities of long-term obligations              $     697        $     721
   Trade payables                                              32,671           30,514
   Other current liabilities                                   79,163           62,428
                                                            --------------------------
      Total current liabilities                               112,531           93,663
Long-term liabilities
   Capital lease obligations                                    2,254            3,059
   Other long-term liabilities                                 31,912           29,029
                                                            --------------------------
      Total long-term liabilities                              34,166           32,088
Deferred income taxes                                           6,183           12,571
Commitments and contingencies
Shareholders' equity
   Common stock - $.01 par value
Authorized - 25,000 shares
      Issued and outstanding - 7,705 and 7,816 shares              77               78
   Additional paid-in capital                                 136,646          136,359
   Retained earnings                                           49,997           39,544
                                                            --------------------------
      Total shareholders' equity                              186,720          175,981
                                                            --------------------------
                                                            $ 339,600        $ 314,303
                                                            ==========================


See Notes to Consolidated Financial Statements.

GC Companies, Inc.
CONSOLIDATED STATEMENTS OF EARNINGS

                                                                            Years ended October 31,
                                                                 --------------------------------------------
(In thousands except for per share amounts)                         1997             1996             1995
-------------------------------------------------------------------------------------------------------------
Revenues
   Admissions                                                    $ 301,349        $ 302,852        $ 309,562
   Concessions                                                     132,633          131,500          132,159
   Other                                                            13,170           11,651            9,587
                                                                 -------------------------------------------
                                                                   447,152          446,003          451,308
Costs of theatre operations
   Film rentals                                                    155,316          155,441          156,626
   Concessions                                                      25,884           24,522           27,547
   Theatre operations and administrative expenses                  229,436          220,561          221,848
   Depreciation and amortization                                    19,229           19,369           19,367
                                                                 -------------------------------------------
                                                                   429,865          419,893          425,388
Gain (loss) on disposition or impairment of theatre assets           3,566               77             (163)
Corporate expenses                                                   9,031            5,814            7,756
                                                                 -------------------------------------------
Operating earnings                                                  11,822           20,373           18,001
Investment income (loss), net                                       13,880           10,107           (2,316)
Interest expense                                                      (586)            (639)            (631)
Loss on disposition of non-operating assets                           (100)            (617)            (300)
                                                                 -------------------------------------------
Earnings before income taxes                                        25,016           29,224           14,754
Income tax expense                                                 (10,257)         (11,982)          (6,049)
                                                                 -------------------------------------------
Net earnings                                                     $  14,759        $  17,242        $   8,705
                                                                 ===========================================
Weighted average number of common and
   common equivalent shares outstanding                              7,768            7,851            7,855
                                                                 ===========================================
Net earnings per common share                                    $    1.90        $    2.20        $    1.11
                                                                 ===========================================


See Notes to Consolidated Financial Statements.

GC Companies, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    Years ended October 31,
                                                           -----------------------------------------
(In thousands)                                               1997            1996            1995
----------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net earnings                                            $ 14,759        $ 17,242        $  8,705
   Adjustments to reconcile net earnings to net cash
      provided by operating activities
Depreciation and amortization                                19,229          19,369          19,367
         Deferred income taxes                               (6,817)         (1,192)         (1,880)
         (Gain) loss from portfolio investments              (9,585)         (6,307)          7,877
         (Gain) loss on disposition or impairment
            of theatre assets                                (3,466)            540             463
         Other non-cash activities                           (1,170)         (1,311)          1,525
         Changes in assets and liabilities
               Trade payables                                 2,157          (2,580)         (5,971)
               Other current assets and liabilities          28,563         (14,822)          1,799
                                                           ----------------------------------------
   Net cash provided by operating activities                 43,670          10,939          31,885
                                                           ----------------------------------------
Cash flows from investing activities
   Capital expenditures                                     (18,742)        (10,750)        (17,326)
   Proceeds from the disposition of theatre assets           18,824             758           3,263
   Proceeds from the (purchase of) or liquidation
      of short-term investments                             (18,448)         33,747         (35,313)
   Proceeds from the sale of portfolio investments           15,825          22,825              --
   Purchase of portfolio investments                        (42,073)        (20,195)        (29,385)
   Purchase of other investments                            (36,598)             --              --
   Other investing activities                                   815            (897)         (2,060)
                                                           ----------------------------------------
   Net cash (used) provided by investing activities         (80,397)         25,488         (80,821)
                                                           ----------------------------------------
Cash flows from financing activities
   Repurchase of common stock                                (4,307)             --              --
   Other financing activities                                  (673)           (681)            (86)
                                                           ----------------------------------------
   Net cash used by financing activities                     (4,980)           (681)            (86)
                                                           ----------------------------------------
   Net change in cash and cash equivalents                  (41,707)         35,746         (49,022)
Cash and cash equivalents at beginning of year               71,745          35,999          85,021
                                                           ----------------------------------------
Cash and cash equivalents at end of year                   $ 30,038        $ 71,745        $ 35,999
                                                           ========================================


See Notes to Consolidated Financial Statements.

GC Companies, Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                       Common Stock         Additional
                                    -------------------        Paid-in      Retained
(In thousands)                      Shares       Amount        Capital       Earnings            Total
------------------------------------------------------------------------------------------------------
Balance at October 31, 1994          7,802        $ 78        $135,848       $ 13,597        $ 149,523
   Net earnings                         --          --              --          8,705            8,705
   Other equity transactions            10          --             476             --              476
                                     -----------------------------------------------------------------
Balance at October 31, 1995          7,812          78         136,324         22,302          158,704
   Net earnings                         --          --              --         17,242           17,242
   Other equity transactions             4          --              35             --               35
                                     -----------------------------------------------------------------
Balance at October 31, 1996          7,816          78         136,359         39,544          175,981
   Net earnings                         --          --              --         14,759           14,759
   Repurchase of common stock         (119)         (1)             --         (4,306)          (4,307)
   Other equity transactions             8          --             287             --              287
                                     -----------------------------------------------------------------
Balance at October 31, 1997          7,705        $ 77        $136,646       $ 49,997        $ 186,720
                                     =================================================================


See Notes to Consolidated Financial Statements.

GC Companies, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. ORGANIZATION

GC Companies, Inc. (GCC or the Company) operates a motion picture exhibition business and manages a pool of the Company's capital for investments. It operates its motion picture business in the United States, Mexico and Argentina. Its investment portfolio includes both domestic and European holdings.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation

The consolidated financial statements include the accounts of GCC and all of its majority-owned subsidiaries. Where GCC has the ability to exercise significant influence over the operating and financial policies of companies in which GCC has invested, those investments are accounted for under the equity method, and GCC's share of the net earnings or losses of those companies is included in consolidated net earnings; other investments are carried at the lower of cost less impairment, if applicable. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation

The financial statements of the Company's Argentine subsidiary are measured using the peso as the functional currency. Assets, including goodwill, and liabilities of this subsidiary are translated at the rates of exchange at the designated balance sheet date. Income and expense items are translated at the average monthly exchange rate. The resulting impact of these differences is not material in 1997. In calculating the Company's interest in earnings or losses of its Mexican equity-based investment, which resides in a hyper-inflationary economy, gains or losses on translation are included in net earnings. This amount is not material in 1997.

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

Short-Term Investments

Short-term investments consist primarily of commercial paper, certificates of deposit, corporate debt securities and U.S. Government securities, and are carried at cost plus accrued interest, which approximates fair value.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization except impaired assets, which are stated at fair market value. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of 20 to 30 years for buildings and improvements and 3 to 20 years for equipment and fixtures. Leasehold improvements are amortized using the straight-line method over the lesser of the lease period or the estimated useful lives of the leasehold improvements. When property and equipment are retired or have been fully depreciated, the cost and the related accumulated depreciation are eliminated from the respective accounts. Gains or losses arising from dispositions of property and equipment are reported as income or expense.

Stock-Based Compensation

The Company follows the precepts set forth in Accounting Principles
Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its Common Stock incentive plan. In compliance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company has disclosed the required pro-forma effect on net earnings and earnings per share in Note 9.

Long-Lived Assets

On an ongoing basis, the Company evaluates the carrying value of its long-lived assets relying on a number of factors, including operating results, future anticipated cash flows, business plans and certain economic projections. In addition, the Company's evaluation considers nonfinancial data such as changes in the operating environment, competitive information, market trends and business relationships.

Income Taxes

Income taxes are calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes.

Revenues

Revenues are recognized when admission and concession proceeds are received at the theatres. Revenues for other services are recognized at the time those services are rendered.

Film Rental Costs

Film rental costs are recognized as a percentage of admission revenue and in accordance with the terms of the film licenses.

Net Earnings Per Common and Common Equivalent Share

Net earnings per common share are based upon the weighted average number of common and, when dilutive, common equivalent shares outstanding during the year. Net earnings per common and common equivalent share, assuming full dilution, have not been presented because the dilutive effect is not material. In December 1997, the Company will be required to adopt the provisions of SFAS No. 128, "Earnings per Share." This will change the calculation and nomenclature of earnings per share (EPS). Had this standard been adopted in 1997, EPS would not have been materially impacted.

Significant Estimates

In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities, which are not readily apparent from other sources. The primary estimates underlying the Company's consolidated financial statements include goodwill, deferred taxes, accruals for pension and postretirement benefits, self insurance and other matters. Actual results could differ from these estimates. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances.

Recent Accounting Pronouncements

The Financial Accounting Standards Board recently issued SFAS No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosures about Segments of an Enterprise and Related Information." The former standard is effective for the Company's fiscal 1999 financial statements while the latter will be adopted in fiscal 1998. The effect of adopting these standards is not expected to be material to the Company's financial position or results of operations; however, they both will require additional disclosure.

Changes in Presentation

Certain prior year amounts have been reclassified to conform to the current year presentation.


3. PURCHASES

On September 26, 1997, the Company purchased theatre operations in Mexico and Argentina for a cash purchase price of $36.3 million. One hundred percent of the Argentine common stock and fifty percent of the Mexican common stock were purchased pursuant to this transaction. The purchase price has been allocated to assets acquired (primarily fixed assets) and liabilities assumed based on their fair market value at the date of acquisition and in accordance with the purchase method of accounting. The excess of purchase over net assets acquired ("goodwill") will be amortized by the Company over a 10-year period. Goodwill and the equity investment in the Mexican entity are included in other assets. Pro-forma results of operations have not been presented as they are not material to the consolidated financial statements.


4. PORTFOLIO INVESTMENTS

Included in portfolio investments at October 31 were the following investments in other companies. All are accounted for under the cost method at October 31, 1997 except for the investment in the financial guaranty insurer, which is accounted for under the equity method:

(In thousands)                                             1997          1996
-----------------------------------------------------------------------------
Financial guaranty insurer                              $30,000       $    --
International telecommunications service provider        25,195        20,195
Optical and photo service retailer                       11,515            --
Optical superstore retailer                                  --        16,624
German cable television systems operator                 13,368        13,368
Wireless location and two-way messaging company           7,000            --
Children's apparel retailer                                  --            --
                                                        ---------------------
Total                                                   $87,078       $50,187
                                                        =====================


On December 6, 1996, the Company invested $7.0 million in a wireless location and two-way messaging company.

   On September 24, 1997, GCC invested $30.0 million in a newly-formed financial guaranty insurance company. This company received a claims-paying ability rating of "A" from three national credit rating agencies. The results of operations for the period since the date of investment through October 31, 1997 are not material to the consolidated financial statements.

   On August 14, 1997, the Company invested an additional $5.0 million in the international telecommunications service provider, bringing the total invested in that company to $25.2 million.

   On October 16, 1997, GCC received 193,715 shares of GrandOptical-PhotoService
(GPS) common stock, a publicly traded optical and photo service retailer listed on the Paris stock exchange, in exchange for its shares in the optical superstore retailer, pursuant to a September 1, 1997 merger agreement. Of the GPS shares received, 92,220 shares were sold on October 21, 1997 for approximately $15.8 million, and 101,495 shares are restricted from sale for periods ranging from six months to two years. The GPS shares held on October 31, 1997 were recorded at approximately $11.5 million. Those shares with a six-month restriction are considered "available for sale" securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Their cost basis approximated their fair value at year end.

   It was not practicable to estimate a fair value for investments in companies carried on the cost basis due to a lack of quoted market prices.

   Gains or losses recognized on these investments and others that were previously held are discussed in Note 15.

5. OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following at October 31:

(In thousands)                                      1997          1996
----------------------------------------------------------------------
Rent and related charges                         $12,541       $11,035
Payroll and related benefits                       7,614         5,827
Self insurance                                    13,710        14,198
Deferred income                                   18,971        15,668
Other                                             26,327        15,700
                                                 ---------------------
                                                 $79,163       $62,428
                                                 =====================



6. LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following at October 31:

(In thousands)                                             1997         1996
-----------------------------------------------------------------------------
Deferred lease obligations                              $20,412       $18,651
Postretirement health care benefits (see Note 12)         6,222         6,270
Other                                                     5,278         4,108
                                                        ---------------------
                                                        $31,912       $29,029
                                                        =====================


The present value of the future minimum lease payments due under capital lease obligations are as follows:

(In thousands)
Year ended October 31,                                       Capital Leases
---------------------------------------------------------------------------
1998                                                                 $  566
1999                                                                    533
2000                                                                    588
2001                                                                    619
2002                                                                    406
Thereafter                                                              108
                                                                     ------
                                                                     $2,820
                                                                     ======

The net book value of property under capital leases was $1.2 million at October 31, 1997 and $1.7 million at October 31, 1996.


7. RELATED-PARTY TRANSACTIONS

GCC was previously a 100%-owned subsidiary of Harcourt General, Inc. (Harcourt General). Certain shareholders also function as officers of both companies and have significant interests in both companies.

   As a result of the 1993 spin-off of GCC, certain leases were transferred from Harcourt General to GCC. Under a Reimbursement and Security Agreement that was entered into at the time of the spin-off, GCC has agreed to indemnify Harcourt General from losses Harcourt General could incur due to its secondary liability on theatre leases that were transferred to GCC as part of the spin-off. In order to secure its obligations under the Reimbursement and Security Agreement, GCC pledged all of the stock of its theatre subsidiaries to Harcourt General. In addition, GCC has agreed to certain financial covenants for the benefit of Harcourt General.

   Under an Intercompany Services Agreement entered into at the time of the spin-off, Harcourt General provided certain management, accounting, financial, legal, tax and other corporate services to GCC. The fees for these services, which totaled $0.5 million in 1997, $1.1 million in 1996 and $3.1 million in 1995, were based on Harcourt General's costs. The Intercompany Services Agreement provides for the services of Harcourt General's Chairman and Chief Executive Officer to serve as the Chairman and Chief Executive Officer of the Company, and one of Harcourt General's Presidents and Co-Chief Operating Officers to serve as President and Chief Operating Officer of GCC, and such additional corporate services as GCC and Harcourt General may mutually determine from time to time. The fees payable to Harcourt General under the Intercompany Services Agreement have been, and will continue to be, subject to the approval of a committee of independent directors of GCC who are not affiliated with Harcourt General.


8. REVOLVING CREDIT AGREEMENT

The Company has a revolving credit agreement with two banks pursuant to which the Company may borrow up to $50.0 million. The rate of interest payable varies according to one of two options selected by the Company. The Company is required to pay a facility fee on the total amount of the revolving credit facility and a commitment fee on the unused portion of the facility. This agreement expires in June 1998, and the Company is currently negotiating a new multi-year agreement. This agreement contains provisions requiring, among other restrictions, the maintenance of a minimum net worth, restrictions on the payment of dividends and limitations on the issuance of additional debt. There have not been any borrowings under this agreement in any of the last three years.


9. SHAREHOLDERS' EQUITY

Common Stock

Common Stock is entitled to dividends if declared by the Board of Directors, and each share carries one vote. Holders of Common Stock have no cumulative voting, redemption or preemptive rights.

Common Stock Incentive Plan

The Company has a Common Stock incentive plan that provides for the granting of stock options, stock appreciation rights, restricted stock or other stock-based awards. Options outstanding at October 31, 1997, were granted at prices not less than 100% of the fair market value on the date of original grant. These options generally vest over five years and have maximum terms of ten years. Options for 69,183 shares, 70,211 shares and 78,659 shares were exercisable under all option arrangements at October 31, 1997, 1996 and 1995, respectively. Under the existing stock option plans, there were 484,873 and 515,310 shares available for future grants at October 31, 1997 and 1996, respectively.

   The following summarizes transactions under all stock option arrangements for the years ended October 31, 1997, 1996 and 1995:

                                                                                       Weighted-Average
                                           Number of Shares    Per Share Option Price    Exercise Price
                                           ------------------------------------------------------------
October 31, 1994                                    189,574         $13.46   - $51.25            $24.46
   Granted                                           25,350                     25.50             22.50
   Exercised                                        (50,812)         13.46   -  28.99             18.18
   Canceled                                         (19,486)         15.81   -  35.00             30.85
                                                    ---------------------------------------------------
October 31, 1995                                    144,626          15.81   -  51.25             25.99
   Granted                                           30,675                     33.75             33.75
   Exercised                                        (20,130)         15.81   -  35.00             21.14
   Canceled                                         (16,951)         15.81   -  35.00             31.90
                                                    ---------------------------------------------------
October 31, 1996                                    138,220          15.81   -  51.25             27.69
   Granted                                           38,990                     34.62             34.62
   Exercised                                        (22,396)         15.81   -  35.00             21.25
   Canceled                                          (8,533)         22.34   -  35.00             31.99
                                                    ---------------------------------------------------
October 31, 1997                                    146,281         $15.81    -$51.25            $30.28
                                                    ===================================================


The following summarizes information about all stock options outstanding at October 31, 1997:

                                         Options Outstanding                               Options Exercisable
                     ----------------------------------------------------------------------------------------------------
                                                          Weighted-Average
                                                  ------------------------------
                                    Number         Remaining                                Number
                            Outstanding at        Contractual                       Exercisable at         Weighted-Average
Range of Exercise Prices          10/31/97        Life (years)    Exercise Price          10/31/97           Exercise Price
---------------------------------------------------------------------------------------------------------------------------

 $15.01-  $20.00                    12,252                3.9             $15.85            12,252                  $15.85
  20.01-   25.00                    22,032                1.7              22.70            22,032                   22.70
  25.01-   30.00                    27,095                6.3              26.91            15,051                   27.52
  30.01-   35.00                    76,902                8.1              34.44            15,848                   34.62
  35.01-   51.25                     8,000                6.2              44.17             4,000                   39.43
                                   -------                                                  ------
Total                              146,281                                                  69,183
                                   -------                                                  ------

Had compensation cost for stock option grants issued during 1997 and 1996 been determined under the provisions of SFAS No. 123, the Company's net earnings and EPS would have been $14.6 million and $1.88, respectively, in 1997, and $17.2 million and $2.18, respectively, in 1996. The pro-forma effect on net earnings and EPS for 1997 and 1996 is not representative of the pro-forma effect on net income in future years, because it does not take into consideration pro-forma compensation expense related to grants made prior to 1995.

   The fair value of each stock option granted in 1997 and 1996 under the Company's plans was estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to value grants issued under the plans in 1997 and 1996, respectively: expected volatility of 18.2% and 19.1%; risk-free interest rates of 5.75% each year; expected life of seven years each; and no dividend payments. The weighted-average fair values per share of stock options granted during 1997 and 1996 were $12.98 and $12.84, respectively.

10. RETIREMENT PLANS

GCC has a non-contributory defined benefit pension plan covering substantially all full-time employees. GCC also sponsors an unfunded supplemental executive retirement plan, which provides certain employees additional pension benefits. Benefits under the plans are based on years of service and compensation prior to retirement. When funding is required for the defined benefit plans, the policy is to contribute amounts that are deductible for federal income tax purposes. Pension plan assets consist primarily of equity and fixed income securities.

   Net pension income included the following components:

                                                            Years ended October 31,
                                                    -------------------------------------
(In thousands)                                         1997           1996           1995
-----------------------------------------------------------------------------------------
Service cost                                        $   451        $   426        $   595
Interest cost on projected benefit obligation         1,191          1,104          1,388
Actual return on plan assets                         (5,179)        (3,952)        (1,826)
Net amortization and deferral                         2,524          1,423           (275)
                                                    -------------------------------------
Net pension income                                  $(1,013)       $  (999)       $  (118)
                                                    =====================================


The significant actuarial assumptions as of the year-end measurement dates were as follows:

                                            Years ended October 31,
                                       --------------------------------
                                       1997          1996          1995
-----------------------------------------------------------------------
Discount rate                           7.5%          7.5%          7.5%
Rate of compensation increases          5.0%          5.0%          5.0%
Rate of return on plan assets           9.0%          9.0%          9.0%


The plans' funded status and amounts recognized in the consolidated balance sheets at October 31, were as follows:

                                                            1997                         1996
                                                    ---------------------------------------------------
                                                     Funded       Unfunded        Funded       Unfunded
(In thousands)                                         Plan           Plan          Plan           Plan
-------------------------------------------------------------------------------------------------------
Vested benefit obligation                           $10,614        $ 1,268       $10,864        $ 1,133
                                                    ===================================================
Accumulated benefit obligation                      $11,393        $ 1,492       $11,532        $ 1,300
                                                    ===================================================
Projected benefit obligation                        $14,472        $ 1,825       $14,328        $ 1,572
Pension plan assets at fair value                    27,639             -         25,431             -
                                                    ---------------------------------------------------
Overfunded (unfunded) projected obligations          13,167         (1,825)       11,103         (1,572)
Unrecognized net asset at transition                   (861)            -         (1,412)            -
Unrecognized net (gain) loss                         (8,010)           305        (7,333)           235
                                                    ---------------------------------------------------
Pension asset (liability) recognized in
   the consolidated balance sheets                  $ 4,296        $(1,520)      $ 2,358        $(1,337)
                                                   ====================================================


During the year ended October 31, 1997, GCC offered a special early retirement package to employees over age 55. As a result, the Company incurred additional pension costs of $1.1 million. These costs were offset by a $1.7 million settlement gain, which was computed using the provisions of SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

   In addition to the defined benefit plans, GCC has two defined contribution plans for certain employees. The GCC Savings Plan permits employee contributions and provides for certain matching contributions by the Company. Contributions in fiscal years 1997, 1996 and 1995 were $431,218, $492,621 and $451,932, respectively. The GCC Employee Stock Ownership Plan (ESOP) is non-contributory.


11. COMMITMENTS AND CONTINGENCIES

Leases

GCC conducts a significant part of its operations in leased premises under noncancelable leases, the majority with terms of 20 years. These leases generally provide for the payment of fixed monthly rentals, contingent rentals based on a percentage of revenue over a specified amount and the payment of property taxes, common area maintenance, insurance and repairs. At its option, GCC can renew a substantial portion of such leases for various periods up to 20 years. Certain of GCC's leases require periodic increased rentals. The rental costs on these leases have been recognized on a straight-line basis and are included in deferred lease obligations. On theatre locations assigned to third parties, GCC is secondarily liable for certain lease commitments that extend through 2017 and totaled approximately $73.2 million at October 31, 1997.
   Assuming renewal options are not exercised, the future minimum payments under noncancelable operating leases as of October 31, 1997 were as follows:

(In thousands)                                             Operating Leases
---------------------------------------------------------------------------
1998                                                               $ 58,876
1999                                                                 58,397
2000                                                                 57,700
2001                                                                 57,272
2002                                                                 55,893
Thereafter                                                          366,651
                                                                   --------
                                                                   $654,789
                                                                   ========


Rent expense under noncancelable leases was as follows:

                                                                          Years ended October 31,
                                                                   ------------------------------------
(In thousands)                                                       1997         1996            1995
-------------------------------------------------------------------------------------------------------
Minimum rentals                                                    $62,710       $57,683        $57,218
Percentage rentals based on revenues                                 3,750         3,913          4,744
                                                                   ------------------------------------
                                                                   $66,460       $61,596        $61,962
                                                                   ====================================


The Company has an agreement with a major financial institution to provide operating leases for up to $250 million of assets for its theatre circuit expansion program. This agreement expires in November 2001. The Company currently has entered into $34.5 million of operating leases with this financial institution. At October 31, 1997 and 1996, current assets included a receivable due from this institution related to advances provided by the Company as the lessor's agent on certain projects of $3.8 million and $17.6 million, respectively.

Litigation

GCC is involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of such suits and claims will have a material adverse effect upon the consolidated financial position or continuing operations of the Company.

12. POSTRETIREMENT HEALTH CARE BENEFITS

The Company provides health care benefits for retired employees that are funded as claims are incurred. Retirees and active employees hired prior to March 1, 1989 are eligible for these benefits if they meet certain service and minimum age requirements. The Company paid $208,000, $233,000 and $251,000 during fiscal 1997, 1996 and 1995, respectively, for postretirement health care benefit claims.

   The actuarial present value of accumulated postretirement benefit obligations and the amounts recognized in GCC's consolidated balance sheets as of October 31 were as follows:

(In thousands)                                                                      1997           1996
-------------------------------------------------------------------------------------------------------
Retirees                                                                          $3,063         $3,014
Fully eligible active plan participants                                              468            525
Other active plan participants                                                       638            653
Unrecognized net gain                                                              2,053          2,078
                                                                                  ---------------------
Accrued postretirement benefit obligation                                         $6,222         $6,270
                                                                                  =====================


The postretirement benefit cost relating to GCC's employees was as follows:

                                                                           Years ended October 31,
                                                                     ----------------------------------
(In thousands)                                                        1997          1996           1995
-------------------------------------------------------------------------------------------------------
Service cost                                                          $ 30          $ 34           $ 51
Interest cost on accumulated postretirement
   benefit obligation                                                  298           299            367
Net amortization                                                      (168)         (171)          (130)
                                                                      ---------------------------------
Net postretirement benefit cost                                       $160          $162           $288
                                                                      =================================


The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 14.0% in fiscal 1996 and 13.0% in fiscal 1997, gradually declining to 5.0% in fiscal 2005. Measurement of the accumulated postretirement benefit obligation was based on an assumed 7.5% discount rate in each of the last three years.

   If the health care cost trend rate assumptions were increased by 1.0%, the accumulated postretirement obligation as of October 31, 1997 would be increased by $449,000. The effect of this change on the service cost and interest cost would be an aggregate increase of $36,000.


13. DISPOSITION OR IMPAIRMENT OF THEATRE ASSETS

On August 14, 1997, the Company sold seven theatres it operated in Oklahoma for $15.8 million, realizing a gain of $10.3 million. This is included in the gain
(loss) on disposition or impairment of theatre assets in the consolidated statements of earnings.

   In the fourth quarter of 1997, significant industry developments caused the Company to undertake a reassessment of the value of a number of its theatre locations. Over the last three to six months, there has been an increase in competition in certain markets as a result of the opening of megaplexes by competitors. These locations have tended to, and are projected to, continue to draw audiences away from certain older multiplex theatre locations that the Company owns.

   As a result of this review, the Company evaluated its theatre assets for impairment in accordance with its stated accounting policy. The expected future cash flows of certain theatres were less than the carrying value of the theatre assets. Accordingly, these assets were revalued based on the present value of estimated expected future cash flows. This led to a non-cash impairment loss of approximately $7.4 million being recorded. This is included in the gain (loss) on disposition or impairment of theatre assets in the consolidated statements of earnings.


14. INCOME TAXES

Income tax expense was as follows:

                                                                           Years ended October 31,
                                                                   ------------------------------------
(In thousands)                                                        1997          1996           1995
--------------------------------------------------------------------------------------------------------
Current
   Federal                                                         $14,875       $10,379        $ 6,108
   State                                                             2,199         2,795          1,821
                                                                   ------------------------------------
                                                                    17,074        13,174          7,929
Deferred
   Federal                                                          (6,933)       (1,017)        (1,383)
   State                                                               116          (175)          (497)
                                                                   ------------------------------------
                                                                    (6,817)       (1,192)        (1,880)
                                                                   ------------------------------------
                                                                   $10,257       $11,982        $ 6,049
                                                                   ====================================


GCC's effective income tax rate was 41.0% in 1997, 1996 and 1995. The differences between the statutory federal tax rate and the effective tax rate are due primarily to state income taxes. The Company paid approximately $13.7 million, $11.3 million and $9.0 million in income taxes during the years ended October 31, 1997, 1996 and 1995, respectively.

   Significant components of the Company's net deferred income tax liability stated on a gross basis at October 31, were as follows:

(In thousands)                                                                      1997           1996
-------------------------------------------------------------------------------------------------------
Gross deferred income tax assets
   Financial accruals and reserves                                               $ 8,824        $ 2,504
   Postretirement health care benefits                                             2,616          2,631
   Self insurance accruals                                                         1,428          2,004
                                                                                -----------------------
      Total deferred tax assets                                                   12,868          7,139
Gross deferred income tax liabilities
   Valuation of assets                                                            16,070         17,158
                                                                                -----------------------
      Net deferred tax liability                                                 $ 3,202        $10,019
                                                                                =======================



15. NET INVESTMENT INCOME (LOSS)

As mentioned in Note 4, on October 16, 1997 GCC received 193,715 shares of GPS common stock in exchange for its shares in the optical superstore retailer. As a result of the exchange, GCC recorded a $9.0 million pre-tax gain in its fourth quarter of fiscal 1997. During the fourth quarter of fiscal 1997, the Company recognized a $0.6 million pre-tax gain resulting from the release of escrow related to the sale of its radio group investment in 1996.

   In October 1996, GCC realized a $9.5 million net pre-tax gain upon the liquidation of its investment in a radio group that operated radio stations in the San Francisco, Las Vegas and Albuquerque markets. GCC received aggregate proceeds of $22.8 million relating to these sales transactions.

   In April 1996, the Company recorded a $2.5 million pre-tax charge to write off its remaining investment in a children's clothing retailer as a result of that company's continued cash flow problems and operating losses. Loss from minority investments in 1996 also included a $0.6 million pre-tax charge recorded in the first quarter, representing the Company's share of losses incurred by its radio group investment, when such investment was accounted for under the equity method.

   Net loss from portfolio investments in 1995 consisted of a fourth-quarter $5.0 million write-down of the investment in a children's clothing retailer and a first-quarter $2.9 million write-off of the remaining investment in a food service company, reduced by dividend income of approximately $1.3 million from the Company's eyeglass retailer portfolio investment.

Investment income (loss) consisted of the following:

                                                                           Years ended October 31,
                                                                  -------------------------------------
(In thousands)                                                        1997          1996           1995
-------------------------------------------------------------------------------------------------------
Interest income                                                    $ 3,418       $ 2,593        $ 2,894
Dividend income                                                        877         1,207          1,413
Gain on sale of portfolio investments                                9,585         9,452             -
Loss from portfolio investments                                         -         (3,145)        (6,623)
                                                                   ------------------------------------
Net investment income (loss)                                       $13,880       $10,107        $(2,316)
                                                                   ====================================


Net investment income (loss) includes certain deal-related incentive compensation paid or payable to selected investment group employees. This compensation calculation is determined according to a plan adopted in 1997 and factors in a variety of financial measurements. The amounts are paid in either cash or restricted shares, which vest over a period of time.


16. COMPARATIVE QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                   1997
                                                   First          Second          Third        Fourth            Full
(In thousands except for per share amounts)       Quarter        Quarter        Quarter       Quarter            Year
---------------------------------------------------------------------------------------------------------------------
Revenues                                          $126,234       $108,761       $123,139       $89,018       $447,152
Gross profit                                        19,997         16,262         17,678         5,226         59,163
Net earnings                                         5,590          1,579          3,859         3,731         14,759
Net earnings
   per common share                               $   0.71       $   0.20       $   0.50       $  0.48       $   1.90
                                                  ===================================================================

                                                                                   1996
                                                    First          Second         Third        Fourth            Full
(In thousands except for per share amounts)       Quarter         Quarter        Quarter       Quarter           Year
---------------------------------------------------------------------------------------------------------------------
Revenues                                          $126,482      $  95,567       $137,301       $86,653       $446,003
Gross profit                                        21,363         11,736         25,676         7,681         66,456
Net earnings (loss)                                  5,668        (1,392)          8,428         4,538         17,242
Net earnings (loss)
   per common share                               $   0.72      $  (0.18)       $   1.07       $  0.58       $   2.20
                                                  ===================================================================

INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
GC Companies, Inc.
Chestnut Hill, Massachusetts

We have audited the consolidated balance sheets of GC Companies, Inc. and subsidiaries ("the Company") as of October 31, 1997 and 1996 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of GC Companies, Inc. as of October 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1997 in conformity with generally accepted accounting principles.



Deloitte & Touche LLP


Boston, Massachusetts
December 9, 1997

DIRECTORS AND OFFICERS



 Directors                                     Corporate Officers

 Richard A. Smith                              Richard A. Smith
 Chairman and                                  Chairman and
 Chief Executive Officer;                      Chief Executive Officer
 Chairman and Chief Executive Officer of
 Harcourt General, Inc. and                    Robert A. Smith
 The Neiman Marcus Group, Inc.                 President and
                                               Chief Operating Officer
 William L. Brown *
 Former Chairman                               Paul R. Del Rossi
 Bank of Boston Corporation                    Chairman
                                               General Cinema Theatres, Inc.
 Peter C. Read *
 Former Executive Vice President               William B. Doeren
 Bank of Boston Corporation                    President and
                                               Chief Executive Officer
 Francis E. Sutherby *                         General Cinema Theatres, Inc.
 Former Partner
 Deloitte & Touche LLP                         John G. Berylson
                                               Senior Vice President and
 Dr. Leonard A. Schlesinger*                   Chief Investment Officer
 George Fisher Baker, Jr.
 Professor of Business Administration          G. Gail Edwards
 Harvard University Business School            Vice President,
                                               Chief Financial Officer
                                               and Treasurer

                                               Philip J. Szabla
                                               Vice President, General Counsel
                                               and Secretary


*Audit Committee
 Compensation Committee
 Special Review Committee