Form 10-K405, Exhibit 13
period 1998-10-31
GC COMPANIES INC
filed 1999-01-29
CIK 912295

                                       1
                                                                    Exhibit 13.1

GC COMPANIES, INC.

DEAR SHAREHOLDERS:

During fiscal 1998, we made substantial progress in transforming GC Companies from a traditional domestic theatre business to a more balanced company with increased prospects for future growth. GC Companies emerges in fiscal 1999 with three important components -- domestic and international theatre circuits and an investment management capability. Together, these components provide the potential for both high returns on capital employed and corporate growth. Throughout the year, the Company engaged in forming strategic alliances and implementing crucial financial initiatives intended to provide the solid foundation to achieve long-term profitable growth.

     Corporate transformations do not often come without pain. The Company was spun out from Harcourt General in 1993 with a single cash generating domestic theatre business. Your management has always recognized the difficult competitive dynamics of the U.S. business and has allocated the corporate capital accordingly. In 1998, despite the strategic and prudent managerial actions taken over the years, the dynamics of the domestic theatre marketplace played out negatively on our financial results, and we took a restructuring charge to appropriately provide for the nature of our problems in the domestic business. During the year, the industry-wide megaplex build-up has led to erosion of the patronage base of our existing units, particularly in our non-core, geographic markets. During the past several years, this competitive building has resulted in significant additions to the total industry screen count. Since these new screens are being added at a faster rate than the increase in total industry demand, we anticipate that intense competition for domestic box office receipts and the dilution of the existing installed base of theatre patronage will continue. To achieve profitable growth in this challenging environment, we developed a balanced strategy based on three principles: paring down our circuit to a strong, regionally focused domestic theatre circuit; expanding international theatre operations; and investing in opportunities that provide substantial returns. We are pleased to report that during fiscal 1998 GC Companies made substantial strides in implementing this strategy.

A BALANCED APPROACH TO GROWTH

DOMESTIC THEATRES

We remain committed to our fundamental theatre strategy, which is to build high-impact, state-of-the-art megaplexes in densely populated urban and suburban areas. However, we have chosen to pursue this strategy in the future by focusing on our original strengths in the core northeast and midwest markets, while closing or selling older and less profitable non-core units.

       Attending carefully to the financial substance of our business, in October 1998 we established an asset impairment reserve to enable us to divest older, less profitable theatre units and reallocate our resources toward more profitable opportunities. We believe this action strengthens us financially and better positions GC Companies for the long-term. This step should also position GC Companies to react appropriately to strong competitive pressures -- particularly in southern and western domestic theatre markets -- that have affected our overall financial performance during the past year.

              The charge consists primarily of approximately $28.6 million relating to the write-down of the net book value of certain domestic theatres and approximately $39.6 million of reserves for the estimated costs of exiting leases for certain theatres. The Company will continue to evaluate its future plans for this group of theatres, which may include closing additional theatres, selling theatres or subleasing these properties.

              Within the domestic environment, we have identified several niche initiatives, which look promising for our future. One such venture is our Sundance Cinemas partnership, a stand-alone theatre circuit dedicated specifically to the exhibition of the growing number and popularity of independently produced films. Through Sundance Cinemas, we plan to open a select number of these units across the country in urban, suburban and college locations. Sundance Cinemas has identified four locations expected to be opened before the end of calendar 2000. Finally, in 1998 we opened the first Premium Cinema, designed to provide a first class, luxury theatre experience, complete with valet service, first class amenities and expanded food and beverage offerings.

INTERNATIONAL THEATRES

During fiscal 1998, we entered a new phase in the implementation of our international theatre strategy. Specifically, we leveraged existing international theatre assets to rapidly build a substantial theatre circuit capable of capitalizing on the burgeoning opportunities in the South American marketplace.

              In July of 1998, GC Companies and Hoyts Cinema Group formed a 50/50 joint venture creating Hoyts General Cinema South America, a stand-alone theatre circuit in South America. Under the terms of the agreement, GC Companies, Inc. and Hoyts Cinema Group each contributed their existing South American theatre assets to the joint venture.

              By the end of calendar 2000, the joint venture expects to have as many as 24 theatres with more than 248 screens. This number includes an additional 102 screens in Argentina -- making this joint venture the number one exhibitor in that growing market. The total screen count also includes an additional 27 screens in Brazil and 34 screens in Chile. These anticipated openings, coupled with our theatre assets in Mexico, positions GC Companies as a leading exhibitor in Latin America, providing an attractive, long-term, value-building opportunity for the Company.

              As a result of our efforts toward a more balanced theatre operation, the Company's theatre circuit presently consists of 1,082 screens at 149 locations in 24 states as well as 132 screens at 14 locations in South America and Mexico. This compares to 1,113 screens at 175 locations in 24 states as well as 53 screens at five locations in Mexico and Argentina at the end of fiscal 1997.

INVESTMENT PORTFOLIO

GC Companies' investment portfolio provides business diversity to theatre operations. The group's mission: build shareholder value by investing in opportunities that have the potential to provide substantial returns.

              Fiscal 1998 was an active year in this regard and we are pleased to report that our investment group continued to deliver positive results. During the year, one of our portfolio companies, Global TeleSystems Group, Inc., an international telecommunications company, successfully completed an initial public offering of common stock listing its shares on the NASDAQ National Market(R). This particular investment demonstrates the benefit of enhancing shareholder value through investment opportunities.

              In addition to the Company's investment in Global TeleSystems Group, Inc., the portfolio includes minority investments in GrandVision, an optical superstore that is publicly traded on the French Exchange; Fuelman, a leading provider of vehicle fleet management information services; American Capital Access, a financial guaranty insurance company; Kabelmedia, a German cable television system operator; and Teletrac, a wireless location and two-way messaging company. The aggregate carrying value of this investment portfolio at October 31, 1998 was approximately $140.0 million.

FINANCIAL REVIEW

Although we are not pleased with our financial results in fiscal 1998, we believe that we have taken important steps towards building for the future. By concentrating on select domestic markets while pursuing international theatre opportunities and seeking value-added returns for our investments, we have laid the foundation for long-term value growth.

              GC Companies reported a net loss of $41.6 million, or $5.39 per diluted share for fiscal 1998, compared with net earnings of $14.8 million, or $1.90 per diluted share, for fiscal 1997. Our fiscal 1998 results include the recognition of an asset impairment charge of approximately $68.2 million ($40.9 million after taxes). Revenues for fiscal 1998 were $407.4 million compared with $445.1 million last year. GC Companies had an operating loss of $66.9 million for fiscal 1998, compared with operating earnings of $11.8 million in fiscal 1997, primarily as a result of the impairment charge recorded in the fourth quarter of fiscal 1998 and lower patronage during fiscal 1998.

              We are confident in our ability to profitably grow the Company and create shareholder value based not only on the intrinsic strengths of GC Companies but also on our domestic and international opportunities. Today, GC Companies is an enterprise with more than 75 years of theatre management experience, a regional domestic theatre focus, significant potential within international theatre markets and a results-driven investment group.

              We wish to thank all of our employees, customers and shareholders for their contributions. We look forward to sharing GC Companies' progress with you as we seek to implement our strategy to meet our goals for 1999 and beyond.

Sincerely,

/s/ Richard A. Smith                                     /s/ Robert A. Smith
-----------------------                                  -----------------------
Richard A. Smith                                         Robert A. Smith
Chairman and                                             President and
Chief Executive Officer                                  Chief Operating Officer

January 15, 1999

SELECTED FINANCIAL DATA

GC COMPANIES, INC.

(Unaudited)                                            Fiscal Years(1)
                                 -------------------------------------------------------------
(Dollar amounts in thousands
except for per share amounts)       1998         1997         1996         1995         1994
----------------------------------------------------------------------------------------------
Revenues                         $ 407,386    $ 445,133    $ 443,984    $ 450,306    $ 451,383
Operating earnings (loss)          (66,898)      11,822       20,373       18,001      122,066
Investment income (loss), net       (1,917)      13,880       10,107       (2,316)       1,640
Interest expense                    (1,048)        (586)        (639)        (631)        (648)
Gain (loss) on disposition
    of non-operating assets            593         (100)        (617)        (300)         (12)
                                 ---------    ---------    ---------    ---------    ---------
Earnings (loss) before taxes       (69,270)      25,016       29,224       14,754       23,046
Income tax benefit (provision)      27,708      (10,257)     (11,982)      (6,049)      (9,449)
                                 ---------    ---------    ---------    ---------    ---------
Net earnings (loss)              $ (41,562)   $  14,759    $  17,242    $   8,705    $  13,597
                                 ---------    ---------    ---------    ---------    ---------

Weighted average common
    shares outstanding:
         Basic                       7,710        7,728        7,816        7,811        7,796
                                 ---------    ---------    ---------    ---------    ---------
         Diluted                     7,710        7,768        7,858        7,865        7,858
                                 ---------    ---------    ---------    ---------    ---------
Earnings (loss) per
    common share:
         Basic                   $   (5.39)   $    1.91    $    2.21    $    1.11    $    1.74
                                 ---------    ---------    ---------    ---------    ---------
         Diluted                 $   (5.39)   $    1.90    $    2.19    $    1.11    $    1.73
                                 ---------    ---------    ---------    ---------    ---------
Depreciation and amortization    $  19,180    $  19,229    $  19,369    $  19,367    $  19,649
Total assets                     $ 389,961    $ 339,600    $ 314,303    $ 300,067    $ 296,658
Portfolio investment assets      $ 139,931    $  87,078    $  50,187    $  44,977    $  23,454
Long-term capital
    lease obligations            $   1,722    $   2,254    $   3,059    $   3,623    $   4,179
Revolving credit facility        $  16,775    $      --    $      --    $      --    $      --
Other long-term liabilities      $  33,523    $  31,912    $  29,029    $  28,156    $  28,016
Number of movie screens
         Domestic                    1,045        1,113        1,159        1,180        1,211
         International(2)              120           53           --           --           --
Number of locations
         Domestic                      150          175          189          196          208
         International(2)               13            5           --           --           --

(1) The selected financial data are derived from the financial statements of the Company.

(2) International theatres represent the Company's investment in international theatre affiliates in South America and Mexico which are accounted for under the equity method.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED OCTOBER 31, 1998 COMPARED WITH YEAR ENDED OCTOBER 31, 1997

Net earnings (loss) decreased $56.3 million to a loss of $41.6 million in 1998 from earnings of $14.8 million in 1997. The loss in 1998 included a $28.6 million pre-tax impairment charge on theatre assets, a pre-tax charge of $39.6 million primarily relating to the cost of exiting certain leases, a $12.8 million pre-tax gain related to the sale of a theatre in Texas and $1.0 million of interest expense. Net earnings in 1997 included a pre-tax gain of $9.0 million from a share-for-share exchange of GC Companies' (GCC or the Company) minority investment in Vision Express into GrandOptical-PhotoService and a subsequent sale of a portion of those shares. GCC's 1997 net earnings also included a $10.3 million pre-tax gain on the sale of seven theatre units in Oklahoma, a $7.4 million pre-tax impairment loss relating to the Company's theatre circuit and $4.3 million of dividend and interest income from short-term investments. Theatre operations showed a loss of $58.6 million in 1998 compared to a profit of $18.9 million in 1997. Operating earnings (loss) after corporate expenses for 1998 were $66.9 million, a decrease of $78.7 million from $11.8 million in 1997.

THEATRE REVENUES

Revenues of $407.4 million were 8.5% below 1997 revenues of $445.1 million. This decrease was principally due to a 12.4% reduction in patronage partially offset by a 7.1% increase in concession sales per patron and a 3.3% increase in average ticket price. The decrease in patronage was mainly attributable to competitor impacts in certain markets and a reduction in screens, primarily the result of the theatres closed in the fourth quarter of 1998. The opening of megaplexes by the Company's competitors have tended to, and are projected to, draw audiences away from certain of the Company's older multiplex theatre locations. The Company operated domestically 1,045 screens at 150 locations at October 31, 1998 compared with 1,113 screens at 175 locations at October 31, 1997. The growth in concession sales per person was principally due to the continued roll out of new products, increased consumption and certain price increases. The increase in the average ticket price was due to increases in ticket prices in certain markets during the year.

COST OF THEATRE OPERATIONS

Cost of theatre operations (film rentals, concessions, theatre operations and administrative expenses and depreciation and amortization) decreased 4.4% to $411.3 million in 1998 from $430.0 million in the previous year. As a percentage of revenues, the cost of theatre operations was 101.0% in 1998 compared to 96.6% in 1997 primarily due to higher theatre operations and administrative expenses.

The theatre operations and administrative expenses, as a percentage of revenues, were 56.8% in 1998 compared to 52.0% in 1997. The percentage increase was principally due to increased occupancy costs as a result of the Company's operating leasing arrangement for new assets and increased costs associated with the new units opened in 1998, higher variable labor costs primarily due to a full year's impact of the minimum wage increase in 1997, costs associated with the start-up of the Sundance Cinema theatres and repairs required during the year at certain of our older locations. These increases were partially offset by the settlement of certain litigation, which had previously been accrued for, resulting in a credit to the cost of theatre operations of $1.6 million in the third quarter of 1998. In addition, concession margins improved primarily due to product mix.

GAIN (LOSS) ON IMPAIRMENT OR DISPOSITION OF THEATRE ASSETS

During the ordinary course of business, management makes determinations that impact both the recoverability of theatre assets and potential lease termination charges. Such decisions have impacted operations in both 1997 and 1998. As part of the Company's annual budgeting process, management reviews the long-lived assets used in the theatre business for impairment. This analysis takes place at the individual theatre level, which management believes is the lowest level for which there are identifiable cash flows. In addition, management will review internal management reports as well as monitor current and potential future competition in its markets for indicators of impairment of individual theatre assets. As a result of this analysis, management will determine whether impairment has occurred, whether a write-down of the asset carrying value to fair value is required and whether to abandon or continue to operate the theatre. The impairment

GC COMPANIES, INC.


loss is measured as the amount by which the carrying value of the asset exceeds the fair value, which is based on management's estimates. The primary technique to determine fair value is to discount the future cash flows of the theatre. There is considerable management judgement necessary to determine the future cash flows of a theatre, and accordingly, actual results could vary significantly from such estimates.

Over the last year, significant industry construction development has caused the Company to reassess the value and utility of certain theatre locations through its internal evaluation process described above. There has been an increase in competition in certain markets as a result of the opening of megaplexes by competitors, which have tended to, and are projected to, continue to draw audiences away from certain older multiplex theatre locations that the Company operates, particularly in the southern and western United States.

The evaluation described above resulted in an impairment charge of approximately $7.4 million in certain marginal markets in 1997 and an impairment charge of approximately $28.6 million in 1998.

There were also charges in 1998 totaling $39.6 million primarily relating to the monies either spent or anticipated to be spent to exit certain leases. The Company accrued approximately $15.2 million primarily for the cost to exit certain leases for the theatres closed during the fourth quarter of 1998 and accrued approximately $24.4 million for the cost to exit the existing leases of theatres management intends on abandoning in the next 12 months. The Company's reserves established for leases on properties it intends to abandon reflect management's best estimate of the potential costs associated with exiting the existing lease. While the estimates are based on analysis of the facilities, correspondence with the landlords, exploratory discussions with sublessees and market conditions, there has been limited experience to consider in preparing such estimates. The amounts the Company will eventually be obligated for could differ materially from the amounts assumed in arriving at the original reserve. The Company has made approximately $3.2 million of cash payments for the cost of exiting leases and other costs through October 31, 1998.

In 1998, the above-mentioned charges were partially offset primarily by the disposition of a theatre in Texas in October 1998, resulting in a gain of $12.8 million.

In August 1997, the Company sold seven theatres it operated in Oklahoma for $15.8 million realizing a gain of $10.3 million, which offset the above impairment charge recorded in that year.

CORPORATE EXPENSES

Corporate expenses decreased 9.8% to $6.2 million in 1998 from $6.8 million in the previous year. The decrease is primarily attributable to costs incurred in 1997 associated with the Company's acquisition of five theatres with 53 screens in Mexico and Argentina. This decrease was partially offset by the increased personnel and travel costs associated with the Company's investment group.

INVESTMENT INCOME (LOSS), NET

The Company recorded an investment loss of $1.9 million in 1998 compared to investment income of $13.9 million in 1997. The Company's investment loss in 1998 included performance-based compensation of $8.8 million earned by certain employees as a result of the successful completion of the initial public offering by Global TeleSystems Group, Inc. (GTS) in February 1998, the equity losses of $0.7 million of investments accounted for under the equity method and included as part of portfolio investments and the $0.5 million of equity losses of theatre affiliates. These losses were partially offset by the $6.8 million gain recognized on the GTS shares designated as trading securities and $1.3 million of interest and dividend income earned on the Company's short-term investment portfolio. The investment income in 1997 included a pre-tax gain of $9.0 million from a fourth-quarter share-for-share exchange of GCC's minority investment in Vision Express into GrandOptical-PhotoService and a subsequent sale of a portion of those shares, a fourth-quarter pre-tax gain of $0.6 million resulting from the release of escrow related to the sale of the Company's radio group investment in 1996 and $4.3 million of dividend and interest income earned on the Company's short-term investment portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTEREST EXPENSE

The Company's interest expense increased to $1.0 million in 1998 from $0.6 million in 1997. The increase was due to borrowings under its revolving credit facility in the fourth quarter of 1998 primarily for theatre expansion domestically and internationally.

INCOME TAX BENEFIT (PROVISION)

The Company's effective tax rate was 40.0% in 1998, a reduction from the 41.0% in 1997 due to lower state taxes.

YEAR ENDED OCTOBER 31, 1997 COMPARED WITH YEAR ENDED OCTOBER 31, 1996

Net earnings decreased 14.4% to $14.8 million in 1997 from $17.2 million in 1996. Net earnings in 1997 included a pre-tax gain of $9.0 million from a share-for-share exchange of the Company's minority investment in Vision Express into GrandOptical-PhotoService and a subsequent sale of a portion of those shares. GCC's 1997 net earnings also included a $10.3 million pre-tax gain on the sale of seven theatre units in Oklahoma, a $7.4 million pre-tax impairment loss relating to the Company's theatre circuit and $4.3 million of dividend and interest income from short-term investments. Net earnings in 1996 included a pre-tax gain of $9.5 million from the sale of GCC's radio group investment, a pre-tax charge of $2.5 million related to the write-down of the Company's remaining investment in a children's clothing retailer, and $3.8 million of dividend and interest income from short-term investments. Theatre operating earnings decreased to $18.9 million in 1997 from $26.2 million in 1996. Operating earnings after corporate expenses for 1997 were $11.8 million, a decrease of 42.0% from $20.4 million in 1996.

THEATRE REVENUES

Revenues of $445.1 million were slightly above 1996 revenues of $444.0 million. This increase was principally due to a 1.9% increase in average ticket price, a 3.3% increase in concession sales per person and a 13.0% increase in ancillary revenues substantially offset by a 2.4% decline in patronage. The increase in concession sales per patron was due to price increases on select products, new product offerings and increased consumption. The decrease in patronage from 1996 was the result of increased competition in the marketplace. Screens in the United States are increasing at a faster rate than patrons. As a result, the industry's screen utilization is declining. At October 31, 1997, the Company operated domestically 1,113 screens compared to 1,159 screens at October 31, 1996.

COST OF THEATRE OPERATIONS

Cost of theatre operations, including theatre general and administrative expenses, increased 2.9% to $430.0 million in 1997 from $417.9 million in the previous year. As a percentage of revenues, the cost of theatre operations was 96.6% in 1997 compared to 94.1% in 1996. The percentage increase was principally a result of lower concession margins, higher variable labor costs primarily due to the impact of the minimum wage increase in 1997, higher occupancy costs due to the Company's operating lease financing arrangement for new assets and increased costs associated with the new units opened in 1997, and increased information technology expenses.

GAIN (LOSS) ON IMPAIRMENT OR DISPOSITION OF THEATRE ASSETS

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

GC COMPANIES, INC.


CORPORATE EXPENSES

Corporate expenses increased 17.5% to $6.8 million in 1997 from $5.8 million in the previous year. The increase is primarily attributable to costs associated with the Company's acquisition of five theatres with 53 screens in Mexico and Argentina. In addition, growth of the Company's investment group resulted in increased personnel and travel costs.

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

LIQUIDITY AND CAPITAL RESOURCES

DOMESTIC THEATRES

Virtually all of GCC's revenues are collected in cash, principally through theatre admissions and concession sales. Because revenues are received in cash prior to the payment of related expenses, the Company has an operating float, which partially finances its operations.

The Company has undertaken an internal process of identifying theatre assets that are underperforming. This analysis has resulted in a non-cash charge to the consolidated statement of operations for impairment of theatre assets of $28.6 million and actual or anticipated cash outlays relative to the shut-down of specifically identified theatre units around the country of $39.6 million. This review process will continue and the Company, from time to time, may be required to make additional, substantial one-time cash outflows. At the same time, the Company has a regional strategy of both expanding and replacing older units in existing markets and constructing new megaplexes.

During the past year, the Company has added four screens to an existing location in Massachusetts, opened a new 14-screen theatre in Columbia, South Carolina as well as opened an 18-screen megaplex near Chicago, Illinois, which included the first Premium Cinema offering first-class amenities and state-of-the-art technology. Also, the Company opened a 16-screen theatre in Redondo Beach, California and a 14-screen theatre in Philadelphia, Pennsylvania; these two new theatres replaced three older units having a total of 13 screens. In addition to the three older units replaced, the Company closed 26 smaller units with 121 screens during the year. As of October 31, 1998, the Company operated 1,045 screens at 150 locations in 24 states compared to 1,113 screens at 175 locations as of October 31, 1997. In the first quarter of 1999, the Company opened 69 screens at five locations. During the next calendar year, the Company has commitments to open eight additional new megaplexes with approximately 131 screens.

Capital outflows have been minimized on these projects due to an agreement with a major financial institution to provide operating leases for up to $250 million of assets over five years for its theatre expansion program. Since the inception of this leasing arrangement in 1996, the Company has entered into $57.0

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

million of operating leases with the financial institution. Availability of this lease arrangement is in part dependent upon the ability of the financial institution to syndicate leases to third party financial institutions. A receivable due from this financial institution may arise from time to time throughout the year from the Company initially advancing monies for leased assets as the financial institution's agent. On a periodic basis, these advances are reimbursed by the financial institution. At October 31, 1998, the Company had an outstanding receivable of $21.7 million related to the five theatres being constructed and opened in the first quarter of 1999.

The Company has significant lease commitments. Lease payments totaled $71.2 million in 1998 and minimum lease payments are expected to approximate $64.4 million in 1999.

During 1998, the Company made expenditures of $19.8 million for leasehold improvements, furniture and equipment purchases, and information service-related projects including a theatre management information system and financial reporting systems. Domestic capital expenditures are expected to approximate $21.3 million during fiscal 1999.

During the year, the Company sold certain theatre assets for $19.8 million, including, among other things, a theatre in Texas, theatre assets in Pennsylvania and land in Indiana. In addition, the Company closed 29 theatre units with a total of 134 screens in 1998. In connection with the impairment charge recorded in the fourth quarter of 1998, the Company also recorded a charge totaling $39.6 million primarily relating to monies either spent or anticipated to be spent to exit certain leases. The Company has made approximately $3.2 million of cash payments for the cost of exiting certain leases and other related costs through October 31, 1998.

In 1997, the Company formed a joint venture with The Sundance Group to create Sundance Cinemas, a stand-alone theatre circuit dedicated to the exhibition of the growing number of independent films. The joint venture plans to open a significant number of state-of-the-art Sundance Cinemas across the country in urban, suburban and college locations, aiming to add substantially to the number of screens dedicated to specialty films. GCC contributed approximately $2.7 million in cash toward this venture in 1998 and anticipates contributing cash of approximately $5.0 million and properties to this venture in 1999. The first Sundance theatre is anticipated to open in calendar 1999.

In March 1998, the Company announced a joint venture with Cinema Grill to convert several of General Cinema's older theatres into new cinemas offering sit-down dining during the movies. Under this agreement, the joint venture will convert up to three existing General Cinema locations before expanding to further theatres. GCC expects to contribute cash of approximately $1.4 million and properties to the venture. The Company anticipates opening its first Cinema Grill theatre in Seattle, Washington during the second quarter of 1999.

INTERNATIONAL THEATRES

During the year, the Company opened two theatres with 26 screens in Argentina, a unit with 10 screens in Mexico and entered into a joint venture to operate a six-screen theatre in Uruguay. Effective July 1, 1998, the Company entered into an agreement to form a 50/50 joint venture with Hoyts Cinema Group creating Hoyts General Cinema South America (HGCSA), a stand-alone theatre circuit, which will pursue theatre opportunities in South America. Pursuant to this, the assets of the Company's Argentine and Uruguay operations were contributed to this joint venture. During the year, the Company contributed $24.3 million toward its international operations in South America and Mexico.

In December 1998, HGCSA opened a theatre with 12 screens and plans to open an additional 102 screens in Argentina, an additional 27 screens in Brazil and an additional 34 screens in Chile by the end of calendar 2000. The theatre expansion will be financed through capital contributions by the partners of the joint venture and debt financing. The joint venture has entered into a $75 million debt financing arrangement with a local bank, which is secured by the several guaranty of the joint ventures' partners. Availability of this

GC COMPANIES, INC.



financing beyond $25.0 million is subject to syndication to third-party financial institutions. The Company plans to contribute approximately $7.3 million toward its international operations in fiscal 1999.

INVESTMENT PORTFOLIO

The Company invested an additional $1.3 million in October 1998 in the wireless location and two-way messaging company bringing the total invested in that company to $8.3 million.

In addition, the Company invested $11.0 million in February 1998 in a leading provider of fleet management information services. Through its proprietary systems and network, the company currently provides services to commercial vehicle operators throughout the United States.

OTHER

The Company received proceeds of $7.0 million from the liquidation of certain short-term investments during the year.

The Company borrowed $16.8 million during the fourth quarter under its revolving credit agreement with two banks. The revolving credit agreement has been amended to extend the term of the agreement through January 25, 2002. Under this agreement the Company may borrow up to $50.0 million. The Company is able to select a floating interest rate based on the primary bank's base interest rate or to fix interest rates for up to six months. The fixed interest rates are based on the Eurodollar rate plus a margin that ranges from 0.625% to 1.25% based on the level of total debt to cash flow earnings as defined in the amended agreement. The agreement contains provisions requiring the maintenance of a minimum net worth, a fixed coverage charge, restrictions on the payment of dividends and limitations on the issuance of debt.

In December 1997, the Company's Board of Directors authorized the renewal of the Company's program to repurchase up to one million shares of the Company's common stock over the ensuing 12 months. No shares were purchased over the 12-month period.

The Company believes that cash generated from operations, asset sales under agreement, cash and short-term investments on hand of $15.5 million, amounts available under the Company's revolving credit agreement, the operating lease arrangement and the joint venture debt financing will be sufficient to fund operating requirements, capital expenditures and the Company's investment activities for the foreseeable future.

YEAR 2000

The year 2000 issue is primarily the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Such computer systems will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors leading to a disruption in the operation of such systems. In 1996, the Company developed a strategic plan to update its information systems in order to meet business needs, move away from a mainframe processing environment and create a new system infrastructure. As a result of this plan, several major processing systems were replaced or significantly upgraded during 1997 and 1998, and are, for the most part, Year 2000 compliant, including certain point of sale systems, theatre timekeeping and financial reporting systems. In 1998, the Company established a project team to coordinate existing Year 2000 activities and address remaining Year 2000 issues.

During 1998, the Company developed a plan to devote the necessary resources to identify and modify systems potentially impacted by Year 2000, or implement new systems to become Year 2000 compliant in a timely manner. The Company has completed the identification and assessment portion of its plan and is now focused on remediation or replacement of non-compliant systems. Concurrent with this phase is the testing of new systems prior to implementation. The Company is on track to complete the remediation, testing and implementation of replacement systems by mid-1999. In addition, the Company is in the process of contacting suppliers and vendors seeking information about their internal compliance efforts. The Company's risks involved with not solving the Year 2000 issue include, but are not limited to, the following: loss of local or regional electric power, loss of telecommunication services, delays or cancellations in getting film product,

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

bank errors and computer errors by vendors or our internal systems. The Company is in the process of developing contingency plans for key areas which might be affected by the Year 2000 problem. The total cost of executing this Year 2000 plan is estimated at $2.0 million. The Company's aggregate cost does not include time and costs that may be incurred by the Company as a result of the failure of any third parties, including suppliers, to become Year 2000 ready or costs to implement any contingency plans. This estimate is based on the Company's current assessment of its Year 2000 compliance needs and is subject to change as the Company proceeds with its compliance efforts.

SEASONALITY

GCC's revenues and operating earnings are significantly affected by the commercial success of the films that are exhibited. Major film distributors typically release the films that they anticipate will be the most commercially successful during GCC's first and third fiscal quarters. Accordingly, a significant portion of GCC's revenues and operating earnings from theatre operations occur in those periods.

IMPACT OF INFLATION

GCC adjusts its prices to maintain profit levels, and will continue to do so as competitive conditions permit. In general, management believes that the impact of inflation is not material to the financial condition or results of operations of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employees' Disclosures about Pensions and Other Post-Retirement Benefits." SFAS No. 131 was adopted in fiscal 1998. SFAS No. 130 and 132 will be adopted for the Company's fiscal 1999 financial statements. The effect of adopting these two standards is not expected to be material to the Company's financial position or results of operations; however, they both will require additional disclosure. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was also recently issued. The Company is not required to implement this standard until fiscal 2000. Its requirements are complex and its scope far-reaching. The Company has not completed its evaluation of the impact of this standard on the financial statements. In addition, the American Institute of Certified Public Accountants (AICPA) recently issued Statement of Position (SOP) 98-5, "Reporting the Costs of Start-Up Activities," which must be adopted by the Company in fiscal 2000. The Company is currently evaluating this standard and has not determined the impact its adoption will have on the financial statements.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing, including those contained herein. Such forward-looking statements may be included in, without limitation, reports to shareholders, press releases, oral statements made with the approval of an authorized executive officer of the Company and filings with the Securities and Exchange Commission. The words or phrases "anticipates," "expects," "will continue," "estimates," "projects" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

The results contemplated by the Company's forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to vary materially from anticipated results, including without limitation, delays in obtaining leases for new megaplex locations, construction risks and delays, the lack of strong film product, the impact of competition, costs of exiting leases, risks associated with international operations, construction risks and delays associated with Sundance Cinemas and Cinema Grill theatres, market and other risks associated with the Company's investment activities and other factors described herein.

CONSOLIDATED BALANCE SHEETS

GC COMPANIES, INC.

                                                                            October 31,
                                                                       -------------------
(In thousands except par value)                                          1998       1997
------------------------------------------------------------------------------------------
ASSETS
Current assets
         Cash and cash equivalents                                     $  2,479   $ 30,038
         Short-term investments                                          12,989     20,014
         Marketable equity securities                                    78,162         --
         Receivable due from financing institution                       21,735      3,754
         Other current assets                                             7,565      5,619
         Income tax receivable                                           12,618         --
         Deferred income taxes                                               --      2,981
                                                                       -------------------
             Total current assets                                       135,548     62,406

Property and equipment, net                                             112,599    154,576

Portfolio investments                                                    61,769     87,078
Investment in international theatre affiliates                           59,495     13,000
Other assets                                                              6,590     22,540
Deferred income taxes                                                    13,960         --
                                                                       -------------------
                                                                       $389,961   $339,600
                                                                       -------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
         Current maturities of long-term obligations                   $    639   $    697
         Trade payables                                                  32,907     32,671
         Liability for early lease terminations                          36,579         --
         Other current liabilities                                       89,680     79,163
         Deferred income taxes                                           11,793         --
                                                                       -------------------
             Total current liabilities                                  171,598    112,531

Long-term liabilities
         Capital lease obligations                                        1,722      2,254
         Other long-term liabilities                                     33,523     31,912
         Revolving credit facility                                       16,775         --
                                                                       -------------------
             Total long-term liabilities                                 52,020     34,166
Deferred income taxes                                                        --      6,183

Commitments and contingencies

Shareholders' equity
         Common stock - $.01 par value
             Authorized - 25,000 shares
             Issued and outstanding - 7,710 and 7,705 shares                 77         77
         Additional paid-in capital                                     137,049    136,646
         Unrealized gain on marketable equity securities, net of tax     20,782         --
         Retained earnings                                                8,435     49,997
                                                                       -------------------
             Total shareholders' equity                                 166,343    186,720
                                                                       -------------------
                                                                       $389,961   $339,600
                                                                       -------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 Years Ended October 31,
                                                          -----------------------------------
(In thousands except for per share amounts)                  1998         1997         1996
---------------------------------------------------------------------------------------------
Revenues
         Admissions                                       $ 271,999    $ 301,349    $ 302,852
         Concessions                                        124,317      132,633      131,500
         Other                                               11,070       11,151        9,632
                                                           --------     --------     --------
                                                            407,386      445,133      443,984
Costs and expenses
         Film rentals                                       138,565      155,316      155,441
         Concessions                                         21,975       23,865       22,999
         Theatre operations and administrative expenses     231,556      231,634      220,065
         Depreciation and amortization                       19,180       19,229       19,369
         Gain (loss) on impairment or disposition
             of theatre assets                              (56,844)       3,566           77
         Corporate expenses                                   6,164        6,833        5,814
                                                           --------     --------     --------
Operating earnings (loss)                                   (66,898)      11,822       20,373
Investment income (loss), net                                (1,917)      13,880       10,107
Interest expense                                             (1,048)        (586)        (639)
Gain (loss) on disposition of non-operating assets              593         (100)        (617)
                                                           --------     --------     --------
Earnings (loss) before income taxes                         (69,270)      25,016       29,224
Income tax benefit (provision)                               27,708      (10,257)     (11,982)
                                                           --------     --------     --------
Net earnings (loss)                                       $ (41,562)   $  14,759    $  17,242
                                                           --------     --------     --------

Net earnings (loss) per share:
         Basic                                            $   (5.39)   $    1.91    $    2.21
                                                           --------     --------     --------
         Diluted                                          $   (5.39)   $    1.90    $    2.19
                                                           --------     --------     --------
Weighted average shares outstanding:
         Basic                                                7,710        7,728        7,816
                                                           --------     --------     --------
         Diluted                                              7,710        7,768        7,858
                                                           --------     --------     --------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

GC COMPANIES, INC.

                                                                      Years Ended October 31,
                                                                 --------------------------------
(In thousands)                                                     1998        1997        1996
-------------------------------------------------------------------------------------------------
Cash flows from operating activities
         Net earnings (loss)                                     $(41,562)   $ 14,759    $ 17,242
         Adjustments to reconcile net earnings (loss) to net
             cash (used) provided by operating activities
               Depreciation and amortization                       19,180      19,229      19,369
               Deferred income taxes                              (19,224)     (6,817)     (1,192)
               Equity in losses of theatre affiliates                 539          --          --
               (Gain) loss from portfolio investments                 724      (9,585)     (6,307)
               Gain on marketable equity securities
                 designated as trading                             (6,815)         --          --
               (Gain) loss on impairment or disposition
                 of theatre assets                                 19,672      (3,466)        540
               Other non-cash activities                            2,075      (1,170)     (1,311)
               Changes in assets and liabilities
                 Liabilities for early lease terminations          36,579          --          --
                 Income tax receivable                            (12,618)         --          --
                 Trade payables                                    (3,434)      2,157      (2,580)
                 Other current assets and liabilities              (9,564)     28,563     (14,822)
                                                                 --------    --------    --------
         Net cash (used) provided by operating activities         (14,448)     43,670      10,939
                                                                 --------    --------    --------
Cash flows from investing activities
         Capital expenditures                                     (19,788)    (18,742)    (10,750)
         Proceeds from the disposition of theatre assets           19,805      18,824         758
         Proceeds from the (purchase of) or liquidation
             of short-term investments                              7,025     (18,448)     33,747
         Proceeds from the sale of portfolio investments               --      15,825      22,825
         Purchase of portfolio investments                        (12,315)    (42,073)    (20,195)
         Incremental investments in international
             theatre affiliates                                   (24,325)    (36,598)         --
         Other investing activities                                   131         815        (897)
                                                                 --------    --------    --------
         Net cash (used) provided by investing activities         (29,467)    (80,397)     25,488
                                                                 --------    --------    --------

Cash flows from financing activities
         Proceeds from borrowings on revolving credit facility     16,775          --          --
         Repurchase of common stock                                    --      (4,307)         --
         Other financing activities                                  (419)       (673)       (681)
                                                                 --------    --------    --------
         Net cash provided (used) by financing activities          16,356      (4,980)       (681)
                                                                 --------    --------    --------
         Net change in cash and cash equivalents                  (27,559)    (41,707)     35,746

Cash and cash equivalents at beginning of year                     30,038      71,745      35,999
                                                                 --------    --------    --------

Cash and cash equivalents at end of year                         $  2,479    $ 30,038    $ 71,745
                                                                 --------    --------    --------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                           Unrealized
                                                                                            Gain on
                                                       Common Stock         Additional     Marketable
                                                  ----------------------      Paid-in        Equity        Retained
(In thousands)                                    Shares          Amount      Capital      Securities     Earnings         Total
---------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1995                        7,812        $      78    $ 136,324     $     --       $  22,302     $ 158,704
         Net earnings                                 --               --           --           --          17,242        17,242
         Other equity transactions                     4               --           35           --              --            35
                                                   ------------------------------------------------------------------------------
Balance at October 31, 1996                        7,816               78      136,359           --          39,544       175,981
         Net earnings                                 --               --           --           --          14,759        14,759
         Repurchase of common stock                 (119)              (1)          --           --          (4,306)       (4,307)
         Other equity transactions                     8               --          287           --              --           287
                                                   ------------------------------------------------------------------------------
Balance at October 31, 1997                        7,705               77      136,646           --          49,997       186,720
         Net loss                                     --               --           --           --         (41,562)      (41,562)
         Unrealized gain on
             available-for-sale
             securities, less applicable
             taxes of $13,855                         --               --           --       20,782              --        20,782
         Other equity transactions                     5               --          403           --              --           403
                                                   ------------------------------------------------------------------------------
Balance at October 31, 1998                        7,710        $      77    $ 137,049    $  20,782          $8,435     $ 166,343
                                                   ------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

GC Companies, Inc. (GCC or the Company) operates a motion picture exhibition business and manages a pool of the Company's capital for investments. It operates motion picture businesses in the United States, South America and Mexico. Its investment portfolio includes both domestic and European holdings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF PRESENTATION

The consolidated financial statements include the accounts of GCC and all of its majority-owned subsidiaries. Where GCC has the ability to exercise significant influence over the operating and financial policies of companies in which GCC has invested, those investments are accounted for under the equity method, and GCC's share of the net earnings or losses of those companies are included in "Investment income (loss)" in the consolidated statements of operations and reported on a one-month lag. These investments are included under the captions "Portfolio investments" and "Investments in international theatre affiliates." Other investments which do not have readily determinable fair values because of a lack of quoted market prices are carried at cost less impairment, if applicable. These investments are included under the caption "Portfolio investments." Investments with readily determinable fair values are accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These investments are included under the caption "Marketable equity securities." All significant intercompany accounts and transactions have been eliminated in consolidation.

FOREIGN CURRENCY TRANSLATION

The Company's equity-based South American joint venture uses the local currency as the functional currency and, as such, translation adjustments are not included as a part of the earnings or losses. In calculating the Company's interest in earnings or losses of its Mexican equity-based investment, which resides in a hyper-inflationary economy, gains or losses on translation are included in net earnings. In 1998, foreign translation gains included in the equity earnings were $0.8 million.

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

MARKETABLE EQUITY SECURITIES

Marketable equity securities are stated at fair value. Unrealized holding gains on trading securities are included in the consolidated statements of operations under the caption "Investment income (loss), net." Unrealized holding gains and losses on available-for-sale securities are excluded from the consolidated statements of operations and are included as a component of shareholders' equity under the caption "Unrealized gain on marketable equity securities, net of tax."

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation and amortization except impaired assets, which are stated at fair market value. Also included in property and equipment is the cost of certain internally developed software. These costs include external direct costs of materials and services consumed as well as payroll and payroll-related costs for employees who are directly associated with such projects. Such policy has been consistently employed by the Company in the past and is consistent with the precepts set forth in the American Institute of Certified Public Accountants (AICPA) Statement of Position 98-1,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Depreciation and amortization are provided using the straight-line method over the estimated useful lives of 20 to 30 years for buildings and improvements and 3 to 20 years for equipment and fixtures. Leasehold improvements are amortized using the straight-line method over the lesser of the lease period or the estimated useful lives of the leasehold improvements. When property and equipment are retired or have been fully depreciated, the cost and the related accumulated depreciation are eliminated from the respective accounts. Gains or losses arising from dispositions of property and equipment are reported as income or expense.

STOCK-BASED COMPENSATION

The Company follows the precepts set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its Common Stock incentive plan. In compliance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has disclosed the required pro-forma effect on net earnings (loss) and diluted earnings (loss) per share in Note 12.

LONG-LIVED ASSETS

On an ongoing basis, the Company evaluates the carrying value of its long-lived assets relying on a number of factors, including operating results, future anticipated cash flows, business plans and certain economic projections. In addition, the Company considers nonfinancial data such as changes in the operating environment, competitive information, market trends and business relationships. See Note 3 for discussion of the impairment charges recorded in 1998 and 1997.

INCOME TAXES

Income taxes are calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes.

REVENUES

Revenues are recognized when admission and concession proceeds are received at the theatres. Revenues for other services are recognized at the time those services are rendered.

FILM RENTAL COSTS

Film rental costs are recognized as a percentage of admission revenue and in accordance with the terms of the film agreements.

NET EARNINGS (LOSS) PER SHARE

In the first quarter of fiscal 1998, the Company adopted SFAS No. 128, "Earnings per Share," which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilutive effect of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Prior period earnings per share have been restated to conform to SFAS No. 128.


(In thousands except per share data)                           1998        1997       1996
-------------------------------------------------------------------------------------------
Net earnings (loss) (A)                                     $(41,562)   $ 14,759   $ 17,242
Determination of shares:
         Weighted average number
             of common shares outstanding (B)                  7,710       7,728      7,816
         Diluted effect of shares issuable on exercise of
         stock options, net of shares assumed to be
         purchased out of proceeds at market price                --          40         42
Average common shares outstanding for diluted
         computation (C)                                       7,710       7,768      7,858
Net earnings (loss) per share ("EPS"):
         Basic (A/B)                                        $  (5.39)   $   1.91   $   2.21
         Diluted (A/C)                                      $  (5.39)   $   1.90   $   2.19

                                                              GC COMPANIES, INC.

SIGNIFICANT ESTIMATES

In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities, which are not readily apparent from other sources. The primary estimates underlying the Company's consolidated financial statements include goodwill, impairment charges, lease termination reserves, deferred taxes, accruals for pension and post-retirement benefits, self insurance and other matters. Actual results could differ from these estimates. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board recently issued SFAS No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employees' Disclosures about Pensions and Other Post-Retirement Benefits." SFAS No. 131 was adopted in fiscal 1998. SFAS No. 130 and 132 will be adopted for the Company's fiscal 1999 financial statements. The effect of adopting these two standards is not expected to be material to the Company's financial position or results of operations; however, they both will require additional disclosure. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was also recently issued. The Company is not required to implement this standard until fiscal 2000. Its requirements are complex and its scope far-reaching. The Company has not completed its evaluation of the impact of this standard on the financial statements. In addition, the AICPA recently issued SOP 98-5, "Reporting the Costs of Start-Up Activities," which must be adopted by the Company in fiscal 2000. The Company is currently evaluating this standard and has not determined the impact its adoption will have on the financial statements.

CHANGES IN PRESENTATION

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

3. IMPAIRMENT OR DISPOSITION OF THEATRE ASSETS

During the ordinary course of business, management makes determinations that impact both the recoverability of theatre assets and potential lease termination charges. Such decisions have impacted operations in both 1997 and 1998. As part of the Company's annual budgeting process, management reviews the long-lived assets used in the theatre business for impairment. This analysis takes place at the individual theatre level, which management believes is the lowest level for which there are identifiable cash flows. In addition, management will review internal management reports as well as monitor current and potential future competition in its markets for indicators of impairment of individual theatre assets. As a result of this analysis, management will determine whether impairment has occurred, whether a write-down of the asset carrying value to fair value is required and whether to abandon or continue to operate the theatre. The impairment loss is measured as the amount by which the carrying value of the asset exceeds the fair value, which is based on management's estimates. The primary technique to determine fair value is to discount the future cash flows of the theatre. There is considerable management judgement necessary to determine the future cash flows of a theatre, and accordingly, actual results could vary significantly from such estimates.

Over the last year, significant industry construction development has caused the Company to reassess the value and utility of certain theatre locations through its internal evaluation process described above. There has been an increase in competition in certain markets as a result of the opening of megaplexes by competitors, which have tended to, and are projected to, continue to draw audiences away from certain older multiplex theatre locations that the Company operates, particularly in the southern and western United States.

The evaluation described above resulted in an impairment charge of approximately $7.4 million in certain marginal markets in 1997 and an impairment charge of approximately $28.6 million in 1998.

There were also charges in 1998 totaling $39.6 million primarily relating to the monies either spent or anticipated to be spent to exit certain leases. The Company accrued approximately $15.2 million primarily for the cost to exit certain leases for the theatres closed during the fourth quarter of 1998 and accrued approximately

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$24.4 million for the cost to exit the existing leases of theatres management intends on abandoning in the next 12 months. The Company's reserves established for leases on properties it intends to abandon reflect management's best estimate of the potential costs associated with exiting the existing lease. While the estimates are based on analysis of the facilities, correspondence with the landlords, exploratory discussions with subleases and market conditions, there has been limited experience to consider in preparing such estimates. The amounts the Company will eventually be obligated for could differ materially from the amounts assumed in arriving at the original reserve. The Company has made approximately $3.2 million of cash payments for the cost of exiting leases and other costs through October 31, 1998.

In 1998, the above-mentioned charges were partially offset primarily by the disposition of a theatre in Texas in October 1998, resulting in a gain of $12.8 million.

In August 1997, the Company sold seven theatres it operated in Oklahoma for $15.8 million realizing a gain of $10.3 million, which offset the above impairment charge recorded in that year.

4. MARKETABLE EQUITY SECURITIES

At October 31, 1998, marketable equity securities included $69.8 million in publicly traded shares of an international telecommunications service provider, Global TeleSystems Group, Inc. (GTS), previously included in portfolio investments at its original cost of $25.2 million at October 31, 1997, and $8.4 million in the shares of an optical and photo service retailer, GrandVision (formerly named GrandOptical-PhotoService), previously included in portfolio investments at a cost of $11.5 million at October 31, 1997.

In February 1998, GTS successfully completed an initial public offering of its common stock and, as a result, under SFAS No. 115, the Company reclassified this investment from portfolio investments into marketable equity securities and recorded it at its fair value. The GTS shares have been split into two separate classifications within marketable equity securities: $59.4 million (at the then-current value) have been classified as available-for-sale securities, and $10.4 million (at the then-current value) have been classified as trading securities. On the shares classified as available-for-sale, a pre-tax unrealized holding gain for the year ended October 31, 1998 of $37.7 million has been recorded in the balance sheet net of tax, but is not reflected in the consolidated statements of operations. The shares classified as trading securities have generated a pre-tax unrealized gain for the year of $6.8 million that has been recognized in the consolidated statements of operations within the caption "Investment income (loss), net." The combined unrealized pre-tax gain on the total GTS shares for the year ended October 31, 1998 was $44.5 million. The pre-tax gain on the trading securities has been offset in the consolidated statements of operations by the estimated incentive compensation as described in
Note 17. The Company's 1.8 million shares in GTS are subject to certain other trading restrictions under applicable law.

As of October 31, 1998, all shares of GrandVision have the current restrictions lapse within the next 12 months and, as a result, have been reclassified from portfolio investments into available-for-sale marketable equity securities. A pre-tax unrealized holding loss for the year ended October 31, 1998 of $3.1 million has been recorded on the Company's consolidated balance sheet net of tax, but has not been reflected in the consolidated statements of operations because of the available-for-sale designation.

                                                             GC  COMPANIES, INC.


5. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at October 31:

(In thousands)
                                                   1998       1997
--------------------------------------------------------------------
Cost:
         Land                                    $  1,417   $  4,581
         Building and improvements                 19,244     26,146
         Leasehold improvements                   116,484    141,652
         Furniture and fixtures                   119,557    153,639
                                                 -------------------
                                                  256,702    326,018
Less accumulated depreciation and amortization    144,103    171,442
                                                 -------------------
Net property and equipment                       $112,599   $154,576
                                                 -------------------

6. PORTFOLIO INVESTMENTS

Included in portfolio investments at October 31 were the following investments in other companies. The investments in GrandVision and GTS are accounted for as marketable equity securities in 1998 and are discussed in Note 4. The investment in the financial guaranty insurer and the fleet management services company are accounted for under the equity method.

(In thousands except for percentages)                       % of Ownership     1998      1997
----------------------------------------------------------------------------------------------
American Capital Access - financial guaranty insurer           23.8          $29,031   $30,000
Global TeleSystems Group, Inc. - international
    telecommunications service provider                         2.3               --    25,195
GrandVision - optical and photo retailer                        1.6               --    11,515
Fuelman - fleet management services company                    45.2           11,135        --
Kabelmedia - German cable television systems operator           9.6           13,330    13,368
Teletrac - wireless location and two-way messaging company      7.4            8,273     7,00
                                                                             -----------------
Total                                                                        $61,769   $87,078
                                                                             -----------------

On October 20, 1998, the Company invested an additional $1.3 million in the wireless location and two-way messaging company, bringing the total invested in that company to $8.3 million.

On February 9, 1998, the Company completed an $11.0 million investment in a leading provider of fleet management services. Through its proprietary systems and network, the company currently provides services to commercial vehicle operators throughout the United States. The excess of the purchase price over the underlying equity in the net assets of the investee totaled $7.6 million and is being amortized over 20 years.

On October 16, 1997, GCC received 193,715 shares of GrandVision common stock, a publicly traded optical and photo service retailer listed on the Paris stock exchange, in exchange for its shares in the optical superstore retailer, pursuant to a September 1, 1997 merger agreement. Of the GrandVision shares received, 92,220 shares were sold on October 21, 1997 for approximately $15.8 million, and 101,495 shares were originally restricted from sale for periods ranging from six months to two years. The GrandVision shares held on October 31, 1997 were recorded at approximately $11.5 million. Those shares with a six-month restriction were considered "available-for-sale" securities under SFAS No. 115. Their cost basis approximated their fair value at October 31, 1997. In December 1997, GrandVision effected a 4 for 1 stock split. This split has increased the number of shares held in GrandVision to 405,980.

On September 24, 1997, GCC invested $30.0 million in a newly-formed financial guaranty insurance company. This company received a claims-paying ability rating of "A" from three national credit rating agencies. The results of operations for the period since the date of investment through October 31, 1997 were not material to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On August 14, 1997, the Company invested an additional $5.0 million in the international telecommunications service provider, bringing the total invested in that company to $25.2 million. These shares have been reclassified to marketable equity securities as of October 31, 1998.

Unaudited summarized information about the Company's investees accounted for under the equity method and included in portfolio investments are as follows:


                                    Financial Guaranty Insurer      Fleet Management Services
                                                 For the Year            For the Eight Months
                                      Ended September 30, 1998       Ended September 30, 1998
(In thousands)                                     (Unaudited)                    (Unaudited)
---------------------------------------------------------------------------------------------
Current assets                                       $ 133,234                     $  21,978
Non-current assets                                      16,841                        18,271
Current liabilities                                      5,650                        11,884
Non-current liabilities                                 23,367                        13,054
Redeemable preferred stock                                  --                        16,049
Total revenues or premiums written                      23,445                        77,484
Earnings (loss) before taxes                            (1,261)                        1,319
Net earnings (loss)                                     (1,261)                          776

Gains or losses recognized on these investments and others that were previously held are discussed in Note 17.

7. INVESTMENT IN INTERNATIONAL THEATRE AFFILIATES

On September 26, 1997, the Company purchased theatre operations in Mexico and Argentina for a cash purchase price of $36.3 million. One hundred percent of the Argentine common stock and fifty percent of the Mexican common stock were purchased pursuant to this transaction. The purchase price has been allocated to assets acquired (primarily fixed assets) and liabilities assumed based on their fair value at the date of acquisition and in accordance with the purchase method of accounting. The excess of purchase price over net assets acquired is being amortized by the Company over a 10-year period. The excess of purchase price over net assets acquired and the equity investment in the Mexican entity are included in "Investment in international theatre affiliates."

Effective July 1, 1998, the Company entered into an agreement to form a 50/50 joint venture with Hoyts Cinema Group creating Hoyts General Cinema South America, a stand-alone theatre circuit, which will pursue theatre opportunities in South America. Pursuant to this, the net assets of the Argentine and Uruguay operations (totaling approximately $26.7 million) were contributed to the joint venture. The joint venture is accounted for by the Company under the equity method. As a result of this venture, assets and liabilities relating to the Argentine operation presented individually on the balance sheet as of October 31, 1997 have been condensed into the caption "Investments in international theatre affiliates" as of October 31, 1998. In addition, results of operations for the year ended October 31, 1998 have been condensed into the caption "Investment income (loss), net."

8. OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following at October 31:

(In thousands)                                  1998      1997
---------------------------------------------------------------
Rent and related charges                      $14,928   $12,541
Payroll and related benefits                    5,792     4,858
Deal-related performance-based compensation    11,212     2,756
Self insurance                                 14,451    13,710
Deferred income                                20,210    18,971
Other                                          23,087    26,327
                                              -----------------
                                              $89,680   $79,163
                                              =================

                                                              GC COMPANIES, INC.



9. LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following at October 31:

(In thousands)                                         1998      1997
----------------------------------------------------------------------
Deferred lease obligations                           $17,987   $20,412
Post-retirement health care benefits (see Note 15)     6,306     6,222
Other                                                  9,230     5,278
                                                     -----------------
                                                     $33,523   $31,912
                                                     =================

The present value of the future minimum lease payments due under capital lease obligations are as follows:

Years ended October 31,                                      Capital Leases
---------------------------------------------------------------------------
1999                                                             $  534
2000                                                                588
2001                                                                619
2002                                                                406
2003                                                                100
Thereafter                                                            7
                                                                 ------
                                                                 $2,254
                                                                 ======

The net book value of property under capital leases was $0.9 million at October 31, 1998 and $1.2 million at October 31, 1997.

10. RELATED-PARTY TRANSACTIONS

GCC was previously a 100%-owned subsidiary of Harcourt General, Inc. (Harcourt General). Certain shareholders also function as officers of both companies and have significant interests in both companies.

As a result of the 1993 spin-off of GCC, certain leases were transferred from Harcourt General to GCC. Under a Reimbursement and Security Agreement that was entered into at the time of the spin-off, GCC has agreed to indemnify Harcourt General from losses Harcourt General could incur due to its secondary liability on theatre leases that were transferred to GCC as part of the spin-off. In order to secure its obligations under the Reimbursement and Security Agreement, GCC pledged all of the stock of its theatre subsidiaries to Harcourt General. In connection with the Harcourt General guarantee, the Company is charged a fee based on total commitments outstanding. This fee totaled $230,000, $250,000 and $271,000 in 1998, 1997 and 1996, respectively. In addition, GCC is required to maintain certain financial covenants under its Reimbursement and Security Agreement. Principally due to the charge described in Note 3 and recorded in the fourth quarter, waivers of these financial covenants were obtained, and new covenants and fees were established by Harcourt General resulting in an amendment and restatement of the Reimbursement and Security Agreement dated January 26, 1999.

Harcourt General provides certain management and other corporate services to GCC. The fees for these services, which totaled $0.5 million in 1998, $0.5 million in 1997 and $1.1 million in 1996, were based on Harcourt General's costs. Harcourt General's Chairman and Chief Executive Officer also serves as the Chairman and Chief Executive Officer of the Company, and one of Harcourt General's Presidents and Co-Chief Operating Officers serves as President and Chief Operating Officer of GCC. The fees payable to Harcourt General have been, and will continue to be, subject to the approval of a committee of independent directors of GCC who are not affiliated with Harcourt General.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11. REVOLVING CREDIT FACILITY

On October 31, 1998, the Company had $16.8 million outstanding under its existing revolving credit agreement with two banks. The revolving credit agreement enabled the Company to borrow up to $50.0 million and was due to expire on December 31, 1998. Outstanding letters of credit at October 31, 1998 were $9.6 million. The weighted average interest rate on the revolving credit facility for 1998 was 8.15% and the interest rate at October 31, 1998 was 8.0%. There were no borrowings under the revolving credit facility in 1997 and 1996.

The Company was required to maintain certain financial covenants under its revolving credit facility. Principally due to the charges recorded in the fourth quarter of 1998 and described in Note 3, waivers were obtained from the two banks.

The revolving credit agreement has been amended to extend the term of the agreement through January 25, 2002. Under the amended agreement, the Company may borrow up to $50.0 million. The Company is able to select a floating interest rate based on the primary bank's base interest rate or fix interest rates for up to six months. The fixed interest rates are based on the Eurodollar rate plus a margin that ranges from 0.625% to 1.25% based on the level of total debt to cash flow earnings as defined in the agreement. The new credit agreement contains restrictive covenants requiring maintenance of a minimum net worth and fixed charge coverage and also contains restrictions on the payment of dividends and the issuance of additional debt. Because of this subsequent refinancing arrangement, the debt has been classified as long-term in the consolidated balance sheet.

12. SHAREHOLDERS' EQUITY

COMMON STOCK

Common Stock is entitled to dividends if declared by the Board of Directors, and each share carries one vote. Holders of Common Stock have no cumulative voting, redemption or preemptive rights.

COMMON STOCK INCENTIVE PLAN

The Company has a Common Stock incentive plan that provides for the granting of stock options, stock appreciation rights, restricted stock or other stock-based awards. Options outstanding at October 31, 1998, were granted at prices not less than 100% of the fair market value on the date of original grant. These options generally vest over five years and have maximum terms of ten years. Options for 66,143 shares, 69,183 shares and 70,211 shares were exercisable under all option arrangements at October 31, 1998, 1997 and 1996, respectively. Under the existing stock incentive plan, there were 556,263 and 484,873 shares available for future grants at October 31, 1998 and 1997, respectively. Exercises in all years presented have taken the form of both stock option exercises and stock appreciation awards; the latter being granted at the time of exercise and at the sole discretion of the Company.

                                                              GC COMPANIES, INC.


The following summarizes transactions under all stock option arrangements for the years ended October 31, 1998, 1997 and 1996:

                                                                    Weighted
                                                                     Average
                      Number of Shares   Per Share Option Price  Exercise Price
                      ---------------------------------------------------------
November 1, 1995          144,626        $ 15.81    -  $ 51.25      $ 25.99
         Granted           30,675                        33.75        33.75
         Exercised        (20,130)         15.81    -    35.00        21.14
         Canceled         (16,951)         15.81    -    35.00        31.90
                          -------        ---------------------      -------
October 31, 1996          138,220          15.81    -    51.25        27.69
         Granted           38,990                        34.62        34.62
         Exercised        (22,396)         15.81    -    35.00        21.25
         Canceled          (8,533)         22.34    -    35.00        31.99
                          -------        ---------------------      -------
October 31, 1997          146,281          15.81    -    51.25        30.28
         Granted           36,192          41.94    -    52.42        43.86
         Exercised        (25,839)         15.81    -    35.00        23.93
         Canceled            (530)         25.50    -    41.94        33.05
                          -------        ---------------------      -------
October 31, 1998          156,104        $ 15.81    -  $ 52.42      $ 34.45
                          -------        ---------------------      -------

The following summarizes information about all stock options outstanding at October 31, 1998:

                                         Options Outstanding                      Options Exercisable
                            ---------------------------------------------   -------------------------------
                                                   Weighted-Average
                                             -----------------------------
                                    Number      Remaining                            Number         Weighted
                            Outstanding at    Contractual                    Exercisable at          Average
Range of Exercise Prices          10/31/98   Life (years)   Exercise Price         10/31/98   Exercise Price
------------------------------------------------------------------------------------------------------------
   $15.01 - $20.00                   5,131           3.1     $   15.81                5,131           $15.81
    20.01 -  30.00                  35,843           3.8         25.47               29,523            25.46
    30.01 -  40.00                  73,138           7.1         34.47               27,489            34.63
    40.01 -  50.00                  33,369           8.6         42.24                4,000            44.47
    50.01 -  52.42                   8,623           8.1         52.15                   --               --
                                   -------                                           ------
Total                              156,104                                           66,143
                                   -------                                           ------

Had compensation cost for stock option grants issued during 1998, 1997 and 1996 been determined under the provisions of SFAS No. 123, the Company's net earnings
(loss) as well as basic and diluted earnings (loss) per share would have been as follows:

                                                       Years Ended October 31,
                                             ----------------------------------------------
(In thousands except for per share amounts)      1998              1997             1996
-------------------------------------------------------------------------------------------
Net earnings (loss)                          $  (41,820)       $   14,571       $   17,152
Basic earnings (loss) per share              $    (5.42)       $     1.89       $     2.19
Diluted earnings (loss) per share            $    (5.42)       $     1.88       $     2.18

The pro-forma effect on net earnings (loss) as well as basic and diluted earnings (loss) per share for 1998, 1997 and 1996 is not representative of the pro-forma effect on net income in future years, because it does not take into consideration pro-forma compensation expense related to grants made prior to 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The fair value of each stock option granted in 1998, 1997 and 1996 under the Company's plans was estimated on the date of the grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used to value grants issued under the plans in 1998, 1997 and 1996:


                                                     1998           1997           1996
------------------------------------------------------------------------------------------
Expected volatility                                 18.00%         18.20%         19.10%
Risk-free interest rates                             5.88%          5.75%          5.75%
Expected life                                      7 years        7 years        7 years
Dividend payments                                     None           None           None

The weighted average fair values per share of stock options granted during 1998, 1997 and 1996 were $15.03, $12.98 and $12.84, respectively.

13. RETIREMENT PLANS

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

Net pension income included the following components:

                                                           Years Ended October 31,
                                                    --------------------------------------
(In thousands)                                       1998           1997           1996
------------------------------------------------------------------------------------------
Service cost                                        $   431        $   451        $   426
Interest cost on projected benefit obligation         1,278          1,191          1,104
Actual return on plan assets                         (1,268)        (5,179)        (3,952)
Net amortization and deferral                        (1,508)         2,524          1,423
                                                    --------------------------------------
Net pension income                                  $(1,067)       $(1,013)       $  (999)
                                                    --------------------------------------

The significant actuarial assumptions as of the year-end measurement dates were as follows:

                                             Years Ended October 31,
                                        --------------------------------
                                        1998          1997          1996
------------------------------------------------------------------------
Discount rate                           7.0%          7.5%          7.5%
Rate of compensation increases          5.0%          5.0%          5.0%
Rate of return on plan assets           9.0%          9.0%          9.0%

The plans' funded status and amounts recognized in the consolidated balance sheets at October 31, were as follows:

                                                            1998                           1997
                                                  -------------------------       ------------------------
                                                   Funded          Unfunded         Funded        Unfunded
(In thousands)                                       Plan            Plan            Plan             Plan
----------------------------------------------------------------------------------------------------------
Vested benefit obligation                         $ 13,746        $  1,550        $ 10,614        $  1,268
                                                  --------        --------        --------        --------
Accumulated benefit obligation                      14,629           1,635          11,393           1,492
                                                  --------        --------        --------        --------
Projected benefit obligation                        17,912           2,047          14,472           1,825
Pension plan assets at fair value                   28,234              --          27,639              --
                                                  --------        --------        --------        --------
Overfunded (unfunded) projected obligations         10,322          (2,047)         13,167          (1,825)
Unrecognized net asset at transition                  (568)             --            (861)             --
Unrecognized net (gain) loss                        (4,053)            378          (8,010)            305
                                                  --------        --------        --------        --------
Pension asset (liability) recognized in
    the consolidated balance sheets               $  5,701        $ (1,669)       $  4,296        $ (1,520)
                                                  --------        --------        --------        --------

                                                              GC COMPANIES, INC.



In addition to the defined benefit plans, GCC has two defined contribution plans for certain employees. The GCC Savings Plan permits employee contributions and provides for certain matching contributions by the Company. The Company's contributions in fiscal years 1998, 1997 and 1996 were $337,525, $431,218 and $492,621, respectively. The GCC Employee Stock Ownership Plan (ESOP) is non-contributory.

14. COMMITMENTS AND CONTINGENCIES

LEASES

GCC conducts a significant part of its operations in leased premises under noncancelable leases, the majority with terms of 20 years. These leases generally provide for the payment of fixed monthly rentals, contingent rentals based on a percentage of revenue over a specified amount and the payment of property taxes, common area maintenance, insurance and repairs. At its option, GCC can renew a substantial portion of such leases for various periods up to an additional 20 years. Certain of GCC's leases require periodic increased rentals. The rental costs on these leases have been recognized on a straight-line basis and are included in deferred lease obligations. On theatre locations assigned to third parties, GCC is secondarily liable for certain lease commitments that extend through 2017 and totaled approximately $89.9 million at October 31, 1998.

Assuming renewal options are not exercised, the future minimum payments under noncancelable operating leases as of October 31, 1998 were as follows:

(In thousands)                               Operating Leases
-------------------------------------------------------------
1999                                                  $64,411
2000                                                   65,418
2001                                                   65,016
2002                                                   63,745
2003                                                   62,889
Thereafter                                            478,149
                                                     --------
                                                     $799,628
                                                     --------

Rent expense under noncancelable leases was as follows:

                                                 Years Ended October 31,
                                           -----------------------------------
(In thousands)                               1998          1997          1996
------------------------------------------------------------------------------
Minimum rentals                            $68,198       $62,710       $57,683
Percentage rentals based on revenues         3,049         3,750         3,913
                                           -----------------------------------
                                           $71,247       $66,460       $61,596
                                           -----------------------------------

The Company has an agreement with a major financial institution to provide operating leases for up to $250 million of assets for its theatre circuit expansion program. This agreement expires in November 2001. The Company currently has entered into $57.0 million of operating leases with this financial institution. Availability of this lease arrangement is in part dependent upon the ability of the financial institution to syndicate leases to third party financial institutions. At October 31, 1998 and 1997, current assets included a receivable due from this institution related to advances provided by the Company as the lessor's agent on certain projects of $21.7 million and $3.8 million, respectively.

The Company is required to maintain certain financial covenants under its lease agreement. As a result of the charge discussed in Note 3 and recorded in the fourth quarter of 1998, waivers of these covenants were obtained and new covenants were established by the financial institution resulting in an amendment to the lease agreement dated October 31, 1998.

LITIGATION

GCC is involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of such suits and claims will have a material adverse effect upon the consolidated financial position or continuing operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



15. POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides health care benefits for retired employees that are funded as claims are incurred. Retirees and active employees hired prior to March 1, 1989 are eligible for these benefits if they meet certain service and minimum age requirements. The Company paid $271,000, $208,000 and $233,000 during fiscal 1998, 1997 and 1996, respectively, for post-retirement health care benefit claims.

The actuarial present value of accumulated post-retirement benefit obligations and the amounts recognized in GCC's consolidated balance sheets as of October 31 were as follows:

(In thousands)                                    1998         1997
--------------------------------------------------------------------
Retirees                                         $3,558       $3,063
Fully eligible active plan participants             164          468
Other active plan participants                      653          638
Unrecognized net gain                             1,931        2,053
                                                 -------------------
Accrued post-retirement benefit obligation       $6,306       $6,222
                                                 -------------------


The post-retirement benefit cost relating to GCC's employees was as follows:

                                                        Years Ended October 31,
                                                   -------------------------------
(In thousands)                                      1998         1997         1996
----------------------------------------------------------------------------------
Service cost                                       $  25        $  30        $  34
Interest cost on accumulated post-retirement
    benefit obligation                               300          298          299
Net amortization                                    (168)        (168)        (171)
                                                   -------------------------------
Net post-retirement benefit cost                   $ 157        $ 160        $ 162
                                                   -------------------------------

The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 13.0% in fiscal 1997 and 12.0% in fiscal 1998, gradually declining to 5.0% in fiscal 2005. Measurement of the accumulated post-retirement benefit obligation was based on an assumed 7.0% discount rate for 1998 and 7.5% for 1997 and 1996.

If the health care cost trend rate assumptions were increased by 1.0%, the accumulated post-retirement obligation as of October 31, 1998 would be increased by $471,000. The effect of this change on the service cost and interest cost would be an aggregate increase of $38,000.

16. INCOME TAX BENEFIT (PROVISION)

Income tax benefit (provision) was as follows:

                                 Years Ended October 31,
                       -----------------------------------------
(In thousands)           1998            1997            1996
----------------------------------------------------------------
Current
         Federal       $  7,442        $(14,875)       $(10,379)
         State            1,042          (2,199)         (2,795)
                       -----------------------------------------
                          8,484         (17,074)        (13,174)
Deferred
         Federal         16,754           6,933           1,017
         State            2,470            (116)            175
                       -----------------------------------------
                         19,224           6,817           1,192
                       -----------------------------------------
                       $ 27,708        $(10,257)       $(11,982)
                       -----------------------------------------

GCC's effective income tax rate was 40.0% in 1998 and 41.0% in both 1997 and 1996. The differences between the statutory federal tax rate and the effective tax rate are due primarily to state income taxes. The Company paid approximately $8.0 million, $13.7 million and $11.3 million in income taxes during the years ended October 31, 1998, 1997 and 1996, respectively.

                                                              GC COMPANIES, INC.



Significant components of the Company's net deferred income tax liability (asset) stated on a gross basis at October 31, were as follows:


(In thousands)                                                    1998            1997
----------------------------------------------------------------------------------------
Gross deferred income tax assets
         Financial accruals and reserves                        $ 18,710        $  5,770
         Post-retirement health care benefits                      2,595           2,616
         Self insurance accruals                                   1,550           1,428
                                                                ------------------------
             Total deferred tax assets                            22,855           9,814
Gross deferred income tax liabilities
         Basis difference in fixed assets                          4,107          13,016
         Unrealized gain on trading securities                     2,726              --
         Unrealized gain on available-for-sale securities         13,855              --
                                                                ------------------------
             Total deferred income tax liabilities                20,688          13,016
                                                                ------------------------
             Net deferred tax liability (asset)                 $ (2,167)       $  3,202
                                                                ------------------------

17. NET INVESTMENT INCOME (LOSS)

On February 5, 1998, GTS successfully completed an initial public offering of its common stock. A portion of the shares have been designated as trading securities generating a recognized gain of $6.8 million in the consolidated statements of operations. This gain was offset by performance-based compensation of $8.8 million earned by certain employees based on certain investment events as defined in the GCC Investments, Inc. Incentive Pool Plan. This compensation calculation is determined according to a plan adopted in 1996. The amounts are paid in either cash or restricted shares, which vest over a period of time. Compensation related to the restricted shares is recognized pro-ratably over the vesting period.

On October 16, 1997, GCC received 193,715 shares of GPS common stock in exchange for its shares in the optical superstore retailer. As a result of the exchange, GCC recorded a $9.0 million pre-tax gain in its fourth quarter of fiscal 1997. During the fourth quarter of fiscal 1997, the Company also recognized a $0.6 million pre-tax gain resulting from the release of escrow related to the sale of its radio group investment in 1996.

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

Investment income (loss) consisted of the following:

                                                     Years Ended October 31,
                                             ---------------------------------------
(In thousands)                                 1998            1997           1996
------------------------------------------------------------------------------------
Interest income                              $  1,264        $  3,418       $  2,593
Dividend income                                    36             877          1,207
Gain on sale of portfolio investments              --           9,585          9,452
Loss from portfolio investments                (2,678)             --         (3,145)
Equity in losses of theatre affiliates           (539)             --             --
                                             --------        --------       --------
Net investment income (loss)                 $ (1,917)       $ 13,880       $ 10,107
                                             --------        --------       --------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



18. SEGMENTS OF ENTERPRISE AND RELATED INFORMATION

The Company has adopted SFAS No. 131 in 1998. Accordingly, it has segmented its operations in a manner that reflects how its chief operating decision maker reviews the results of the businesses that make up the consolidated entity. The Company has identified six reportable segments--four segments within what the Company considers its domestic theatre operation (which encompasses all theatres in the continental United States); one segment which includes the Company's joint ventures in South America and Mexico; and the final segment which primarily includes all of the activity related to the investment portfolio business and corporate administration. This identification of segments emanates from management's recognition that (i) its investing activity in a variety of non-theatre related activities is wholly separate from theatre operations; (ii) its South American and Mexican operations are new theatre ventures in markets that are completely dissimilar to the United States market; and (iii) its domestic theatre locations are being operated in different manners given their ultimate strategic importance to the Company. The four operating segments within the domestic operations are core markets, other markets, impaired theatres and other expenses. The core segment represents those markets management has defined as its strategic area of operations and includes theatres operating in the Northeast and Midwest. The other market segment includes those theatres outside of the core markets that are not defined as impaired. The impaired theatre segment includes all theatres that have been identified as impaired units in accordance with the analysis discussed in Note 3. The other expenses segment primarily includes the regional and home office administration.

The Company evaluates both domestic and international theatre performance and allocates resources based on earnings before interest, taxes, depreciation and amortization. Information concerning earnings (loss) before income taxes have also been provided so as to aid in the reconciliation to the consolidated totals. The international theatre segment has been reported in this footnote as if it were a fully-consolidated subsidiary rather than under the equity method as it has been reported in the consolidated financial statements because the chief operating decision maker evaluates operations on this basis. The adjustment column is utilized to return the international theatre segment to the equity method and eliminate intercompany balances. Performance of the investment portfolio business is evaluated using the same measures as are seen in the consolidated financial statements.

TOTAL COMPANY
-----------------------------------------------------------------------------------------------------------------------
                                                               Year Ended October 31, 1998
                                        -------------------------------------------------------------------------------
                                          Domestic  International    Other     Segment                    Consolidated
(In thousands)                            Theatres     Theatres    Operations  Totals        Adjustments        Totals
-----------------------------------------------------------------------------------------------------------------------
Revenues:
         Admissions                     $ 271,999     $  24,483     $   --     $ 296,482     $ (24,483)       $ 271,999
         Concessions                      124,317         8,823         --       133,140        (8,823)         124,317
         Other                             11,070           958         --        12,028          (958)          11,070
                                         ------------------------------------------------------------------------------
Total revenues                            407,386        34,264         --       441,650       (34,264)         407,386
                                         ------------------------------------------------------------------------------
Earnings (loss) before
    interest, taxes, depreciation
    and amortization                       17,234         4,435     (8,108)       13,561        (4,435)           9,126
Depreciation and amortization              18,987         3,906        193        23,086        (3,906)          19,180
Gain (loss) on impairment
    or disposition of
    theatre assets                        (56,844)           --         --       (56,844)           --          (56,844)
Net investment income (loss)                   50           (10)      (956)         (916)       (1,001)          (1,917)
Earnings (loss)
    before income taxes                   (58,797)           24     (9,462)      (68,235)       (1,035)         (69,270)
Total assets                              269,192       103,670    157,529       530,391      (140,430)         389,961
Total capital expenditures                 17,597        28,761      2,191        48,549       (28,761)          19,788

                                                              GC COMPANIES, INC.

DOMESTIC THEATRES
---------------------------------------------------------------------------------------------------------------------
                                                               Year Ended October 31, 1998
                                        -----------------------------------------------------------------------------
                                          Core              Other        Impaired            Other         Domestic
(In thousands)                           Markets           Markets        Theatres          Expenses        Theatres
---------------------------------------------------------------------------------------------------------------------
Revenues:
         Admissions                     $ 143,644        $  57,905       $  70,450          $    --        $ 271,999
         Concessions                       63,527           26,803          33,987               --          124,317
         Other                              4,584            3,471           3,015               --           11,070
                                        -----------------------------------------------------------------------------
Total revenues                            211,755           88,179         107,452               --          407,386
                                        -----------------------------------------------------------------------------
Earnings (loss) before
    interest, taxes, depreciation
    and amortization                       32,893           13,577          (5,527)         (23,709)          17,234
Depreciation and amortization               7,440            3,960           4,145            3,442           18,987
Gain (loss) on impairment or
    disposition of theatre assets            (315)          12,718         (69,247)              --          (56,844)
Net investment income (loss)                   --               --              --               50               50
Earnings (loss)
    before income taxes                    25,453            9,617         (66,516)         (27,351)         (58,797)
Total assets                               80,416           34,963           3,639          150,174          269,192
Total capital expenditures                  5,826            3,354             902            7,515           17,597

TOTAL COMPANY
--------------------------------------------------------------------------------------------------------------------------
                                                               Year Ended October 31, 1997
                                        ----------------------------------------------------------------------------------
                                          Domestic  International    Other        Segment                     Consolidated
(In thousands)                            Theatres     Theatres    Operations     Totals        Adjustments      Totals
--------------------------------------------------------------------------------------------------------------------------
Revenues:
         Admissions                   $ 301,080     $     269      $      --      $ 301,349     $      --      $ 301,349
         Concessions                    132,575            58             --        132,633            --        132,633
         Other                           11,151            --             --         11,151            --         11,151
                                      ----------------------------------------------------------------------------------
Total revenues                          444,806           327             --        445,133            --        445,133
                                      ----------------------------------------------------------------------------------
Earnings (loss) before interest,
    taxes, depreciation and
    amortization                         34,351           (33)        (6,833)        27,485            --         27,485
Depreciation and amortization            18,972            89            168         19,229            --         19,229
Gain (loss) on impairment or
    disposition of theatre assets         3,566            --             --          3,566            --          3,566
Net investment income (loss)                 --            --         13,880         13,880            --         13,880
Earnings (loss)
    before income taxes                  18,158          (122)         6,980         25,016            --         25,016
Total assets                            271,174        48,935        142,479        426,588      (122,988)       339,600
Total capital expenditures               17,725            --          1,017         18,742            --         18,742

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



DOMESTIC THEATRES
---------------------------------------------------------------------------------------------------------------------
                                                               Year Ended October 31, 1997
                                        -----------------------------------------------------------------------------
                                          Core              Other        Impaired            Other         Domestic
(In thousands)                           Markets           Markets        Theatres          Expenses        Theatres
---------------------------------------------------------------------------------------------------------------------
Revenues:
         Admissions                      $ 137,644      $  55,997        $ 107,439        $      --         $ 301,080
         Concessions                        58,349         24,944           49,282               --           132,575
         Other                               3,913          3,346            3,892               --            11,151
                                         ----------------------------------------------------------------------------
Total revenues                             199,906         84,287          160,613               --           444,806
                                         ----------------------------------------------------------------------------
Earnings (loss) before interest,
    taxes, depreciation and
    amortization                            35,730         14,749            8,629          (24,757)           34,351
Depreciation and amortization                6,685          3,664            6,085            2,538            18,972
Gain (loss) on impairment or
    disposition of theatre assets                2              4            3,560               --             3,566
Net investment income (loss)                    --             --               --               --                --
Earnings (loss)
    before income taxes                     29,047         11,089            6,104          (28,082)           18,158
Total assets                                71,301         27,854           46,636          125,383           271,174
Total capital expenditures                   6,992          1,367            1,773            7,593            17,725


19. COMPARATIVE QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                          1998
                                                       -------------------------------------------------------------------------
                                                          First        Second            Third         Fourth             Full
(In thousands except for per share amounts)              Quarter      Quarter(1)        Quarter        Quarter            Year
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                               $ 121,087     $  85,470         $ 114,633      $  86,196       $ 407,386
Gross profit                                               2,508        17,897            18,764          1,570          40,739
Net earnings (loss)                                        3,105        (4,045)            2,019        (42,641)        (41,562)
Net earnings (loss) per share
         Basic                                         $    0.40     $   (0.52)        $    0.26      $   (5.53)      $   (5.39)
                                                       -------------------------------------------------------------------------
         Diluted                                       $    0.40     $   (0.52)        $    0.26      $   (5.53)      $   (5.39)
                                                       -------------------------------------------------------------------------


(1) REVENUES AND GROSS PROFIT RESULTS FOR SOUTH AMERICA FOR THE FIRST AND SECOND QUARTER HAVE BEEN RECLASSIFIED AS A RESULT OF ENTERING INTO THE HOYTS GENERAL CINEMA SOUTH AMERICA JOINT VENTURE.

                                                                                          1997
                                                       -------------------------------------------------------------------------
                                                          First        Second            Third         Fourth            Full
(In thousands except for per share amounts)              Quarter       Quarter          Quarter        Quarter           Year
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                               $125,706        $108,264        $122,642        $ 88,521        $445,133
Gross profit                                             19,997          16,262          17,678           5,226          59,163
Net earnings                                              5,590           1,579           3,859           3,731          14,759
Net earnings per share
         Basic                                         $   0.72        $   0.21        $   0.50        $   0.48        $   1.91
                                                       -------------------------------------------------------------------------
         Diluted                                       $   0.71        $   0.20        $   0.50        $   0.48        $   1.90
                                                       -------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT


BOARD OF DIRECTORS AND SHAREHOLDERS
GC COMPANIES, INC.
CHESTNUT HILL, MASSACHUSETTS

We have audited the consolidated balance sheets of GC Companies, Inc. and subsidiaries (the Company) as of October 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of GC Companies, Inc. as of October 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1998 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
BOSTON, MASSACHUSETTS
DECEMBER 9, 1998
(JANUARY 26, 1999 AS TO PORTIONS OF NOTES 10 AND 11)

DIRECTORS AND OFFICERS

DIRECTORS                                                        CORPORATE OFFICERS
Richard A. Smith                                                 Richard A. Smith
CHAIRMAN AND CHIEF EXECUTIVE OFFICER; CHAIRMAN AND               CHAIRMAN AND CHIEF EXECUTIVE OFFICER
CHIEF EXECUTIVE OFFICER OF HARCOURT GENERAL, INC. AND
THE NEIMAN MARCUS GROUP, INC.                                    Robert A. Smith
                                                                 PRESIDENT AND CHIEF OPERATING OFFICER
William L. Brown*
FORMER CHAIRMAN                                                  Paul R. Del Rossi
BANK OF BOSTON CORPORATION                                       CHAIRMAN
                                                                 GENERAL CINEMA THEATRES, INC.
Peter C. Read*
FORMER EXECUTIVE VICE PRESIDENT                                  William B. Doeren
BANK OF BOSTON CORPORATION                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                                                 GENERAL CINEMA THEATRES, INC.
Francis E. Sutherby*
FORMER PARTNER                                                   John G. Berylson
DELOITTE & TOUCHE LLP                                            SENIOR VICE PRESIDENT AND CHIEF INVESTMENT OFFICER

Dr. Leonard A. Schlesinger*
SENIOR VICE PRESIDENT, DEVELOPMENT                               G. Gail Edwards
BROWN UNIVERSITY                                                 VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER

                                                                 Philip J. Szabla
                                                                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

                                                                 Louis E. Casavant
                                                                 VICE PRESIDENT AND CORPORATE CONTROLLER

*AUDIT COMMITTEE
 COMPENSATION COMMITTEE
 SPECIAL REVIEW COMMITTEE

SHAREHOLDER INFORMATION
-----------------------


Requests for general information or published financial information can be made in writing to GC Companies, Inc., 27 Boylston Street, Chestnut Hill, MA 02467, or by telephone at (617) 278-5600.


TRANSFER AGENT AND REGISTRAR
BankBoston, N.A.
c/o EquiServe
Post Office Box 8040
Boston, MA 02266-8040
(800) 736-3001


FORM 10-K
Additional copies of the company's Form 10-K as filed with the Securities and Exchange Commission are available upon written request to the Secretary of the Company.


ANNUAL MEETING
The Annual Meeting of the Stockholders will be held on Friday, March 5, 1999 at 10:00 a.m. at the Company's corporate headquarters at 27 Boylston Street, Chestnut Hill, Massachusetts.


STOCK INFORMATION
The Company's Common Stock is traded on the New York Stock Exchange under the symbol "GCX". The following table indicates the quarterly price range of GC Companies' Common Stock for the past two fiscal years.



                              1998                      1997
                      --------------------       ------------------
Quarter                High          Low          High        Low
-------               ------        ------       ------      ------
First                 $47.94        $41.06       $37.13      $33.50
Second                $53.00        $45.75       $40.38      $35.50
Third                 $52.63        $46.00       $46.00      $39.88
Fourth                $49.75        $36.00       $44.00      $39.00


The Company had approximately 7,710 million shares of Common Stock outstanding and approximately 3,077 Common shareholders of record at October 31, 1998.

CORPORATE ADDRESS

GC Companies, Inc.
27 Boylston Street
Chestnut Hill, MA 02467
GC Companies and General Cinema (617) 277-4320
Shareholder Information (617) 278-5600