Form 10-K405, Exhibit 13
period 1999-10-31
GC COMPANIES INC
filed 2000-01-28
CIK 912295

                               GC COMPANIES, INC.
     ----------------------------------------------------------------------
                               1999 Annual Report








                           [GC COMPANIES, INC. LOGO]

                               GC COMPANIES, INC.
--------------------------------------------------------------------------------

manages a pool of the Company's capital that is utilized to make investments in a variety of industries and operates General Cinema's domestic and international motion picture exhibition circuits presently consisting of 1,041 screens at 134 locations in the United States as well as 194 screens at 19 locations in South America and Mexico.

                               DEAR SHAREHOLDERS:
--------------------------------------------------------------------------------



The transition of your Company that began in fiscal 1998 continued throughout fiscal 1999. We have continued to build value through our investment portfolio and our international theatre joint venture, and we have made significant progress in the ongoing restructuring of our domestic theatre business. The performance of our investment portfolio has been impressive and three of our five private investments were taken public by the end of December, 1999, producing substantial unrealized gains in our portfolio. The international theatre operations continued to expand and show great promise with new theatres opening in Argentina, Brazil and Chile. Our domestic theatre circuit, however, still faces significant challenges. The continuing impact of competition from new theatre construction by other exhibitors in the United States has resulted in below-expected levels of business at both our new and older units, which has resulted in disappointing domestic operating results.

             Investment Portfolio: Building Value for GC Companies

Our corporate strategy of diverting excess corporate capital out of the domestic theatre business into a portfolio of investment opportunities has generated considerable returns for the Company. The performance of our investment group has greatly contributed to the financial strength of our Company. The Company's original cash position of $64.0 million, invested gradually over the past six years, has grown to a portfolio that is today valued at $210.0 million, (with private investments valued at cost) plus $9.0 million of net cash realized from the divestiture of investments.

         Among the investment group's highlights for fiscal 1999 was the initial public offering ("IPO") of PrimaCom, a German cable television systems operator, which was listed on the German Neuer Markt. We have now sold this entire investment - a portion in the fourth quarter and the balance subsequent to the end of the year. The total value realized was $41.2 million, with an original cost of $13.3 million and a 27% time-weighted return on our investment.

         In December, 1999, after the close of the Company's fiscal year, our two Internet-related investments also completed IPO's. These were El Sitio, an Internet provider of global and country-specific content targeting Spanish and Portuguese speaking people in Latin America that is now traded on NASDAQ under the symbol "LCTO," and MotherNature.com, a leading Web-based retailer of vitamins, supplements and minerals that is now traded on NASDAQ under the symbol "MTHR".

         In addition to El Sitio, MotherNature.com and PrimaCom, the Company's investment portfolio at October 31, 1999 included publicly-held investments in Global TeleSystems Group, Inc., an international (primarily European) telecommunications company that is publicly traded on the NYSE under the symbol "GTS"; and the remaining small portion of our investment in GrandVision, an optical and photo retailer that is publicly traded on the French Exchange under the symbol "GPS". Privately-held investments include Fuelman, a leading provider of vehicle fleet management information services and American Capital Access, a financial guaranty insurance company. The aggregate carrying value of the investment portfolio at fiscal year-end 1999 was $157.6 million. The current portfolio is valued at $210.0 million with an original cost of $102.0 million.

         After our fiscal year-end, the Company made two new investments, a $10.4 million investment in VeloCom, Inc., a facilities-based provider of voice, data and Internet communications services in Latin America, and an $8.0 million investment in Vanguard Modular Building Systems, LLC, a leading regional provider of commercial modular complexes, for rental mostly to the school market.

         We are pleased by the performance of our investment group and the value it is building for your Company.

     International Theatres: Capitalizing on the South American Opportunity

GC Companies' international theatre circuit is an important component of our strategy to both improve profitability and build value. Our international strategy is to establish a leading presence in under-served markets such as Argentina, where there is a proven demand for a high-quality movie-going experience. The high level of patronage experienced in our existing South American locations, the density of the population in the major cities, such as Buenos Aires, and the scarcity of quality megaplexes all contribute to our expectations of significant profit contributions from new theatres in these markets. In fiscal 1999, we made significant progress in both Argentina and Chile in expanding our presence with the completion of four new theatres with a total of 46 screens and opened our first theatre in Brazil in a suburb of Sao Paulo. After our fiscal year-end, we executed a letter of intent to sell our five-theatre investment in Mexico to a local competitor, thereby allowing us to focus our capital and efforts on growth in South America, where our competitive position is much stronger. Excluding the Mexican investment, we have a total of 13 locations and 124 screens in South America as of October 31, 1999.



                               GC COMPANIES, INC.
                          ----------------------------
                                       1

                    Domestic Theatres: A Year of Transition

In fiscal 2000, GC Companies' domestic theatre operations remain our challenge for improvement in profitability and return on capital. The domestic theatre business is under immense pressure due to the unprecedented build-up of megaplex theatres throughout the country over the past three years that has resulted in a dramatic increase in the number of screens. This has negatively impacted our patronage and our profitability. We believe that the pace of new building has finally slowed and that this will allow the market to begin to absorb these new theatres without additional material declines in patronage for existing theatres. However, this will take some time as the building commitments made by the industry are completed in calendar 2000 and 2001.

         General Cinema Theatres has been conservative in its domestic building program in the last few years and is committed to only four new theatres in fiscal 2000 and none beyond that. Commitment of further new capital to the domestic theatre business will require a return to profitability in our existing theatre operations. We believe we are making important strides in this direction by reducing central overhead and taking price increases where appropriate.

         In fiscal 1998, we made the strategic decision to concentrate the Company's resources on its core geographic areas of the Northeast and Midwest. In these areas, we have built solid profitable market positions and can more effectively compete. In fiscal 1999, we closed or sold 21 sites and 111 screens. In line with this geographically focused strategy, we took action in the fourth quarter of fiscal 1999 to more effectively manage General Cinemas Theatres' circuit. By centralizing the Company's existing regional offices into our headquarters in Chestnut Hill, Massachusetts, we expect to save approximately $10.0 million per year in general and administrative expenses by fiscal 2001.

         During the past few years, GC Companies' overall theatre business has not been without challenges. We have been in the middle of a domestic "work-out" while building our international presence. We believe we are taking the appropriate actions to position our exhibition assets for profitable growth for the long-term - focusing on extremely select domestic theatre markets and international opportunities, and redirecting and consolidating resources where necessary. Our screen count for fiscal year-end 1999 reflects these strategic efforts. As of October 31, 1999, the Company operated 1,052 screens at 138 locations in 23 states as well as 186 screens at 18 locations in Mexico and South America. This compares with 1,045 screens at 150 locations in 24 states as well as 120 screens at 13 locations in Mexico and South America at the end of fiscal 1998.

                 Financial Review: Building a Balanced Company

For fiscal year 1999, GC Companies reported a net loss of $2.3 million, or $0.30 per share, which includes charges of approximately $6.7 million relating to the restructuring of the domestic theatre business. In addition, favorable settlements with landlords and changes in the estimated cost of theatre closures resulted in a $9.3 million favorable impact to operating results. This compares with a net loss in fiscal 1998 of $41.6 million, or $5.39 per share, which included a charge for specific theatre asset impairments and certain lease exit cost estimates of approximately $68.2 million (approximately $40.9 million after taxes). Revenues for fiscal 1999 were $386.2 million compared with $407.4 million last year. GC Companies had an operating loss of $13.7 million for fiscal 1999 compared with an operating loss of $66.9 million in fiscal 1998.

         Although we have not been satisfied with our performance during the past few years, we are keenly aware of the market challenges affecting our financial results, and we are confident in our strategy to address these issues. To accomplish this, we are building on the success of GC Companies' investment business and international theatre business and focusing our energies on the continued restructuring of the domestic theatre operations.

         We are keenly aware of our need to enhance shareholder value and believe that our current strategies are the best way to accomplish this. In closing, we would like to thank all of our employees for their dedication to GC Companies, our customers for their loyal patronage, and of course, our shareholders for their continued support.

Sincerely,

/s/ Richard A. Smith                    /s/ Robert A. Smith

Richard A. Smith                        Robert A. Smith
Chairman and                            President and
Chief Executive Officer                 Chief Operating Officer

January 18, 2000




                               GC COMPANIES, INC.
                          ----------------------------
                                       2

                            SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------




(Unaudited)                                                                              Fiscal Years(1)
------------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands except for per share amounts)       1999           1998           1997           1996           1995

Revenues                                                       $386,150       $407,386       $445,133       $443,984       $450,306
Operating earnings (loss)                                       (13,658)       (66,898)        11,822         20,373         18,001
Equity losses in theatre affiliates                              (7,468)          (539)            --             --             --
Investment income (loss), net                                    20,116         (1,378)        13,880         10,107         (2,316)
Interest expense                                                 (2,430)        (1,048)          (586)          (639)          (631)
Gain (loss) on disposition
    of non-operating assets                                        (382)           593           (100)          (617)          (300)
                                                               --------       --------       --------       --------       --------
Earnings (loss) before income taxes                              (3,822)       (69,270)        25,016         29,224         14,754
Income tax benefit (provision)                                    1,529         27,708        (10,257)       (11,982)        (6,049)
                                                               --------       --------       --------       --------       --------
Net earnings (loss)                                            $ (2,293)      $(41,562)      $ 14,759       $ 17,242       $  8,705
                                                               --------       --------       --------       --------       --------
Weighted average common shares outstanding:
      Basic                                                       7,715          7,710          7,728          7,816          7,811
                                                               --------       --------       --------       --------       --------
      Diluted                                                     7,715          7,710          7,768          7,858          7,865
                                                               --------       --------       --------       --------       --------
Net earnings (loss) per common share:
      Basic                                                    $  (0.30)      $  (5.39)      $   1.91       $   2.21       $   1.11
                                                               --------       --------       --------       --------       --------
      Diluted                                                  $  (0.30)      $  (5.39)      $   1.90       $   2.19       $   1.11

Depreciation and amortization                                  $ 16,256       $ 19,180       $ 19,229       $ 19,369       $ 19,367
Marketable equity securities and
    portfolio investment assets                                $157,613       $139,931       $ 87,078       $ 50,187       $ 44,977
Total assets                                                   $375,607       $389,961       $339,600       $314,303       $300,067
Long-term capital lease obligations                            $    990       $  1,722       $  2,254       $  3,059       $  3,623
Revolving credit facility                                      $ 13,000       $ 16,775       $     --       $     --       $     --
Other long-term liabilities                                    $ 36,297       $ 33,523       $ 31,912       $ 29,029       $ 28,156
Number of movie screens
      Domestic                                                    1,052          1,045          1,113          1,159          1,180
      International(2)                                              186            120             53             --             --
Number of locations
      Domestic                                                      138            150            175            189            196
      International(2)                                               18             13              5             --             --

(1) The selected financial data are derived from the consolidated financial statements of the Company.
(2) International theatres represent the Company's investment in international theatre affiliates in South America and Mexico which are accounted for under the equity method.




                               GC COMPANIES, INC.
                          ----------------------------
                                       3

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

     YEAR ENDED OCTOBER 31, 1999 COMPARED WITH YEAR ENDED OCTOBER 31, 1998
     ---------------------------------------------------------------------

Net losses decreased $39.3 million to a loss of $2.3 million in 1999 from a loss of $41.6 million in 1998. The loss in 1999 included $19.9 million of pre-tax gains associated with the Company's marketable securities and investment portfolio, a pre-tax gain of $2.1 million related to a sale of a theatre in New York, a charge of $6.7 million relating to restructuring of the domestic theatre business, a charge of $3.5 million to write-off the net book values of impaired theatre assets, a charge of $3.6 million to accrue for lease termination costs, a gain of $8.5 million related to lease settlements less than the amount previously accrued and a gain of $7.9 million related to change in estimates of lease termination costs. Net losses in 1998 included a $28.6 million pre-tax impairment charge on theatre assets, a pre-tax charge of $39.6 million primarily relating to the cost of exiting certain leases, a $12.8 million pre-tax gain related to the sale of a theatre in Texas and $1.0 million of interest expense. Theatre operations showed a loss of $6.2 million in 1999 compared to a loss of $58.6 million in 1998. Operating losses after corporate expenses for 1999 were $13.7 million, an improvement of $53.2 million from a loss of $66.9 million in 1998.

                                Theatre Revenues

Total revenues decreased 5.2% to $386.2 million for the year ended October 31, 1999 from $407.4 million for the same period in 1998 primarily attributable to a 10.5% decrease in patronage partially offset by a 3.4% increase in concession sales per patron, a 5.0% increase in the average ticket price and a $4.2 million increase in other revenue. The decrease in patronage was primarily attributable to competitor impacts in certain markets and a reduction in average theatre screens operated by the Company in 1999 compared to 1998. The opening of megaplexes by the Company's competitors has drawn audiences away from certain of the Company's theatre locations. During 1999, the Company operated an average of 1,063 screens at 142 locations compared to an average of 1,121 screens at 167 locations in 1998. The decrease in the average screens and units is primarily due to the closing of 19 theatres with 96 screens during the fourth quarter of 1998. In 1999, the Company opened nine new theatres with 118 screens, which was offset by the closing of 21 theatres with 111 screens. The Company operated domestically 1,052 screens at 138 locations at October 31, 1999 compared to 1,045 screens at 150 locations at October 31, 1998. The growth in concession sales per person was principally due to the continued rollout of new products, increased consumption and certain price increases. The increase in average ticket price was due to price increases in certain markets. The increase in other revenues is primarily due to income generated from the management of theatres owned by independent third parties and increased in-theatre advertising revenues.

                          Costs of Theatre Operations

Cost of theatre operations (film rentals, concessions, theatre operating and administrative expenses as well as depreciation and amortization) decreased in absolute value by $13.0 million to $398.3 million for the year ended October 31, 1999 from $411.3 million in the same 1998 period. However, as a percentage of total revenues, the cost of theatre operations was 103.1% for the year ended October 31, 1999 compared to 101.0% for the same period in 1998. This increased percentage of the cost of theatre operations to total revenues for the current year compared to the same period in 1998 was primarily due to certain fixed operating costs, pre-opening expenses incurred in the opening of nine new theatres during the year compared to five new locations in 1998, and lower film and concession margins partially offset by a reduction in depreciation expense due to the impairment charge recorded in the fourth quarter of 1998. In addition, in the third quarter of fiscal 1998, the Company settled certain litigation, which had previously been accrued for, thereby lowering the cost of theatre operations by $1.6 million during 1998. Fixed expenses such as occupancy costs and administrative expenses are compared to a lower revenue amount generated in the current year than the previous year. Occupancy costs have increased as a percentage of total revenues in 1999 compared to the same period in 1998 primarily as a result of the Company's operating lease arrangement associated with new theatres. The average pre-opening costs associated with a new multiplex theatre range from $0.2 million to $0.5 million but may vary depending on several factors including, among other things, number of screens, location of the theatre and additional amenities which may be offered in the theatre such as premium auditoriums and cafes. Lower film margins were due to higher rental charges on certain film product primarily during the summer season. Overall concession profitability increased due to a change in product mix that resulted in a higher concession spending per patron and improved concession margin dollars.


                               GC COMPANIES, INC.
                          ----------------------------
                                       4

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------




                     Gain on Disposition of Theatre Assets

During the year ended October 31, 1999, the Company sold three theatres in Michigan, two theatres in Texas, a theatre in New York, a theatre in Florida and other miscellaneous assets generating net proceeds of $6.6 million and a pre-tax gain of $2.1 million. In 1998, the Company sold a theatre in Texas resulting in a pre-tax gain of $12.8 million. The theatre asset sales and resulting gains recognized by the Company in 1999 and 1998 are not indicative of possible results from future sales.

                          Impairment and Restructuring

In 1999, the Company recorded a net gain of $2.6 million related to the impairment of theatre assets and the restructuring of the domestic theatre business. A charge of $68.2 million was recorded in 1998 related to the impairment of theater assets and to establish a reserve for early lease terminations. The components of these charges are discussed below.

         During the ordinary course of business, management has and will make determinations that impact the recoverability of theatre assets. Such decisions have impacted operations in 1999, 1998 and 1997. As part of the Company's annual budgeting process, management has and will review the long-lived assets used in the theatre business for impairment. This analysis has and will take place at the individual theatre level, which management believes is the lowest level for which there are identifiable cash flows. In addition, management has and will review internal management reports as well as monitor current and potential future competition in its markets for indicators of impairment of individual theatre assets. As a result of this analysis, management has and will determine whether impairment has occurred, whether a write-down of the asset carrying value to fair value is required and whether to abandon or continue to operate the theatre. The impairment loss is measured as the amount by which the carrying value of the asset exceeds the fair value, which is based on management's estimates. The primary technique to determine fair value is to discount the future cash flows of the theatre. There is considerable management judgement necessary to determine the future cash flows of a theatre, and, accordingly, actual results could vary significantly from such estimates.

         Significant industry building of new megaplexes has caused the Company to re-assess the value and utility of certain theatre locations through its internal evaluation process described above. There continues to be an increase in competition in certain markets as a result of the opening of megaplexes by competitors, which have tended to, and are projected to draw audiences away from certain theatre locations that the Company operates.

         The evaluation described above resulted in an impairment charge of $3.5 million in 1999 and $28.6 million in 1998. The significant decrease in the amount of impairment charges in 1999 was due to the bulk of decisions regarding individual theatre assets being made in 1998.

         As described above, the Company has and will identify the impaired theatres management has committed to closing in the next 12 months and record a liability for the estimated costs of exiting certain leases. The Company's termination reserves established for its leases on properties it has committed to close reflect management's best estimate of the potential costs associated with exiting these leases. Estimates are based on analysis of the facilities, correspondence with the landlords, exploratory discussions with sublessees and market conditions. While in most instances, the Company has accurately predicted its costs to terminate leases, there have been circumstances where there was a material difference; therefore, the amounts the Company will eventually be obligated for could differ materially from the amounts included in the original reserve.

         In 1999, the Company accrued additional reserves of $3.6 million for theatres that management has committed to exiting within the next 12 months in accordance with the evaluation process described above. In 1998, the Company recorded a $39.6 million reserve to cover such lease abandonments.

         During the year, the Company executed the termination of 12 leases resulting in payments of approximately $12.2 million and made additional payments of $2.7 million for other related closing costs. Of the lease terminations executed by the Company in 1999, and previously accrued for in 1998, the payment was less than the amount previously accrued by $5.8 million, partially offset by amounts accrued for lease terminations executed in 1999 and not accrued in 1998 of $1.5 million. In addition, the Company either reduced or reversed the amount reserved on certain theatre locations by $7.9 million due to a number of factors, including revisions made in the estimates to terminate the leases because negotiations with landlords indicate that the buyout will not be as high as originally anticipated, because anticipated competitor



                               GC COMPANIES, INC.
                          ----------------------------
                                       5

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

construction did not occur in the market or management has determined that the location will not be closed in the foreseeable future.

         In the fourth quarter of 1999, the Company's Board of Directors approved a restructuring plan of its domestic theatre operations to centralize its existing regional offices into the Company's home office located in Massachusetts. Accrued restructuring charges of $6.7 million include the cost of involuntary employee termination benefits for 45 employees of approximately $1.5 million, the cost of a voluntary special retirement program of $4.3 million for 30 employees, which will be funded by the Company's pension asset, and a charge of $0.9 million for subleasing certain regional office space. Employee termination benefits include severance, medical and other benefits and outplacement services. No cash payments have been made in 1999 related to this restructuring charge. Cash payments are anticipated to be made over the next 18 months.

                               Corporate Expenses

Corporate expenses in 1999 of $6.2 million were comparable to 1998.

                       Equity Loss in Theatre Affiliates

The Company recorded net equity losses in theatre affiliates of $7.5 million for 1999 compared to $0.5 million in 1998. The equity losses primarily resulted from the Company's international theatre joint ventures and were primarily due to a charge of $3.5 million related to a permanent loss in value of the Company's Mexican investment and administrative and start-up costs incurred in South America in opening new theatres in Argentina, Brazil and Chile. In addition, operating results in the international joint ventures were negatively impacted by a soft economic environment in Chile and Argentina.

                         Investment Income (Loss), Net

The Company recorded investment income of $20.1 million for the year ended October 31, 1999 compared to an investment loss of $1.4 million for the same period in 1998. The Company's investment income for the year ended October 31, 1999 included the unrealized pre-tax gain on the PrimaCom trading securities of approximately $14.7 million, the realized pre-tax gain on the GTS trading and available-for-sale securities sold during fiscal 1999 of approximately $10.3 million, the realized pre-tax gain recognized on the shares of PrimaCom trading securities of $5.2 million, the realized gain of $2.1 million on the lifting of restrictions on GrandVision escrow shares held by the Company, partially offset by the realized pre-tax loss of $2.9 million on the GrandVision available-for-sale securities sold during the fourth quarter, performance-based compensation of $0.9 million and miscellaneous investment losses of $0.1 million. This income was partially offset by the impairment charge on the Teletrac investment of $8.3 million.

         The Company's investment loss of $1.4 million in 1998 included performance-based compensation of $8.8 million earned by certain employees as a result of the successful completion of the initial public offering by GTS during the year, equity losses of $0.6 million for those investments accounted for under the equity method and included as part of portfolio investments, partially offset by the unrealized pre-tax gain of $6.8 million on the GTS securities designated as trading and $1.3 million of dividend and interest income.

                                Interest Expense

The Company's interest expense increased $1.4 million to $2.4 million for the year ended October 31, 1999 from $1.0 million for the same period in 1998 due to increased borrowings outstanding during the year under the Company's revolving credit facility. During the same period in 1998, the Company had outstanding borrowings under its revolving credit facility only during the fourth quarter.

                               Income Tax Expense

The Company's effective tax rate was 40.0% in 1999, unchanged from 1998.



                               GC COMPANIES, INC.
                          ----------------------------
                                       6

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


     YEAR ENDED OCTOBER 31, 1998 COMPARED WITH YEAR ENDED OCTOBER 31, 1997
--------------------------------------------------------------------------------

Net earnings (loss) decreased $56.3 million to a loss of $41.6 million in 1998 from earnings of $14.8 million in 1997. The loss in 1998 included a $28.6 million pre-tax impairment charge on theatre assets, a pre-tax charge of $39.6 million primarily relating to the cost of exiting certain leases, a $12.8 million pre-tax gain related to the sale of a theatre in Texas and $1.0 million of interest expense. Net earnings in 1997 included a pre-tax gain of $9.0 million from a share-for-share exchange of GC Companies' ("GCC" or the "Company") minority investment in Vision Express into GrandOptical-PhotoService and a subsequent sale of a portion of those shares. GCC's 1997 net earnings also included a $10.3 million pre-tax gain on the sale of seven theatre units in Oklahoma, a $7.4 million pre-tax impairment loss relating to the Company's theatre circuit and $4.3 million of dividend and interest income from short-term investments. Theatre operations showed a loss of $58.6 million in 1998 when compared to a profit of $18.9 million in 1997. Operating earnings (loss) after corporate expenses for 1998 were $66.9 million, a decrease of $78.7 million from $11.8 million in 1997.

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

                     Gain on Disposition of Theatre Assets


The Company recorded a gain on the disposition of theatre assets of $11.3 million compared to a gain of $11.0 million in 1997. In October 1998, the Company disposed of a theatre in Texas, resulting in a gain of $12.8 million and disposed of miscellaneous theatre assets throughout the year recognizing a loss of approximately $1.5 million. In 1997, the Company sold several theatres it operated in Oklahoma for $15.8 million realizing a gain of $10.3 million and sold miscellaneous assets during the year, realizing a gain of approximately $0.7 million.



                               GC COMPANIES, INC.
                          ----------------------------
                                       7

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

                  Gain (Loss) on Impairment and Restructuring

During the ordinary course of business, management makes determinations that impact both the recoverability of theatre assets and potential lease termination charges. Such decisions have impacted operations in both 1997 and 1998. As part of the Company's annual budgeting process, management reviews the long-lived assets used in the theatre business for impairment. This analysis takes place at the individual theatre level, which management believes is the lowest level for which there are identifiable cash flows. In addition, management will review internal management reports as well as monitor current and potential future competition in its markets for indicators of impairment of individual theatre assets. As a result of this analysis, management will determine whether impairment has occurred, whether a write-down of the asset carrying value to fair value is required and whether to abandon or continue to operate the theatre. The impairment loss is measured as the amount by which the carrying value of the asset exceeds the fair value, which is based on management's estimates. The primary technique to determine fair value is to discount the future cash flows of the theatre. There is considerable management judgement necessary to determine the future cash flows of a theatre, and, accordingly, actual results could vary significantly from such estimates.

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

         There were also charges in 1998 totaling $39.6 million primarily relating to the monies either spent or anticipated to be spent to exit certain leases. The Company accrued approximately $15.2 million primarily for the cost to exit certain leases for the theatres closed during the fourth quarter of 1998 and accrued approximately $24.4 million for the cost to exit the existing leases of theatres management intends on abandoning in the next 12 months. The Company's reserves established for leases on properties it intends to abandon reflect management's best estimate of these potential costs associated with exiting the existing lease. While the estimates are based on analysis of the facilities, correspondence with the landlords, exploratory discussions with sublessees and market conditions, there has been limited experience to consider in preparing such estimates. The amounts the Company will eventually be obligated for could differ materially from the amounts assumed in arriving at the original reserve. The Company has made approximately $3.2 million of cash payments for the cost of exiting leases and other costs through October 31, 1998.

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

                      Equity Losses in Theatre Affiliates

The Company recorded equity losses in theatre affiliates of $0.5 million in 1998. The losses related primarily to the Company's South American operations and result from the administrative and start-up costs associated with the Hoyts General Cinema South American joint venture established as of July 1, 1998.

                         Investment Income (Loss), Net

The Company recorded an investment loss of $1.4 million in 1998 compared to investment income of $13.9 million in 1997. The Company's investment loss in 1998 included performance-based compensation of $8.8 million earned by certain employees as a result of the successful completion of the initial public offering by Global TeleSystems Group, Inc. ("GTS") in February 1998, the equity losses of $0.7 million of investments accounted for under the equity method and included as part of portfolio investments. These losses were partially offset by the $6.8 million gain recognized on the GTS shares designated as trading securities and $1.3 million of interest and dividend income earned on the Company's short-term investment portfolio. The



                               GC COMPANIES, INC.
                          ----------------------------
                                       8

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------




investment income in 1997 included a pre-tax gain of $9.0 million from a fourth-quarter share-for-share exchange of GCC's minority investment in Vision Express into GrandOptical-PhotoService and a subsequent sale of a portion of those shares, a fourth-quarter pre-tax gain of $0.6 million resulting from the release of escrow related to the sale of the Company's radio group investment in 1996 and $4.3 million of dividend and interest income earned on the Company's short-term investment portfolio.

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

                        LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

Virtually all of GCC's revenues are collected in cash, principally through theatre admissions and concession sales. The Company has an operating "float," which partially finances its operations and allows the Company to operate on a negative working capital basis. This "float" exists because admissions and concessions revenues are typically received in cash, while film rentals and concessions costs are ordinarily paid to suppliers generally 15 to 45 days after the receipt of box office admissions and concessions revenues. Occasionally, the Company is required to make film advances to distributors. Significant changes to components of the Company's working capital will be discussed in the appropriate sections below.

                               Domestic Theatres

For the year ended October 31, 1999, General Cinema Theatres, Inc. ("GCT") opened nine new theatres: a 15-screen theatre in Atlanta, Georgia, a 14-screen theatre in Irving, Texas, a 16-screen theatre in Baltimore, Maryland, a 12-screen theatre in Plymouth Meeting, Pennsylvania, an 11-screen theatre in Seattle, Washington, a 16-screen theatre in Clifton, New Jersey, an 18-screen theatre in Wauwatosa, Wisconsin, a 14-screen theatre in Austin, Texas and a managed unit with a single screen. Aggregate costs, including construction and pre-opening costs paid by the Company in opening these theatres amounted to approximately $11.2 million. The aggregate construction costs paid by the Company for a theatre vary depending on the lease negotiated with the landlord, the number of auditoriums, additional amenities which may be offered at the theatre and the portion of the costs provided by the Company's agreement with a major financial institution to provide operating leases on leasehold improvements and equipment. Capital outflows have been minimized on these projects as a result of this operating lease agreement. The overall operating lease program was designed to provide up to $250.0 million of funding over five years for the Company's theatre expansion program. Since the inception of this leasing arrangement in 1996, the Company has entered into $118.8 million of operating leases with the financial institution as of October 31, 1999. Availability of this lease arrangement is, in part, dependent upon the ability of the financial institution to syndicate leases to third-party financial institutions. The receivable due from a financial institution results from the Company initially advancing monies for leased assets related to new theatres as the financial institution' s agent in accordance with its leasing arrangement. On a periodic basis, these advances are reimbursed by the financial institution. At October 31, 1999, the Company had an outstanding receivable of $15.5 million, a decrease of $6.2 million from the outstanding receivable of $21.7 million at October 31, 1998. This decrease is primarily due to a reduction in the number of theatre openings in the first quarter of the next fiscal year; in the first quarter of fiscal 2000, the Company will open two new theatres with 21 screens compared to the five new theatres with 69 screens that opened in the first quarter of fiscal 1999. The Company plans to open four new theatres with 48 screens and add two screens to an existing theatre in the next fiscal year. The Company currently has no commitments to open new theatres beyond 2000.


                               GC COMPANIES, INC.
                          ----------------------------
                                       9

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

         The Company has significant lease commitments. Lease payments totaled $76.5 million in 1999 and minimum lease payments are anticipated to approximate $79.5 million in 2000. Substantially all domestic leases of the Company are noncancelable. During 1999, the Company sold seven theatres; three theatres in Michigan, two in Texas, a theatre in New York, a theatre in Florida and other miscellaneous assets realizing net proceeds of $6.6 million. During this period, the Company closed an additional 14 theatres with 70 screens. Eleven of these theatres had previously been identified as impaired, and seven of these theatres were locations management had committed to closing and the closing costs were provided for in 1998. At October 31, 1999, the Company had an outstanding liability for early lease terminations and severance of $15.5 million. The Company's reserve established for leases on properties it is committed to close reflects management's best estimate of the potential cost associated with exiting the existing lease. While the estimates are based on analysis of the facilities, correspondence with the landlords, exploratory discussions with sublessees and market conditions, there has been limited experience to consider in preparing such estimates. The amounts the Company will eventually be obligated for could differ materially from the amounts assumed at arriving at the reserve. This process will continue, and the Company from time to time, may be required to make additional substantial one-time cash payments in connection with the closing of theatres in the future. The Company made cash payments of approximately $14.9 million for the cost of exiting certain leases and other related costs during the year ended October 31, 1999.

         For the year ended October 31, 1999, GCT made expenditures of $18.1 million for leasehold improvements, furniture and equipment purchases as well as information services related projects. Domestic capital expenditures are expected to approximate $12.0 million in 2000. In addition, the Company made expenditures of $2.9 million associated with its Sundance Cinema joint venture. GCC anticipates contributing a total of approximately $6.0 million of cash to this venture in 2000. The first Sundance theatre is anticipated to open in calendar year 2000.

                             International Theatres

The Company advanced $5.0 million towards its international theatre operations in 1999. During the year ended October 31, 1999, the Company opened, through its South American joint venture, three theatres with 26 screens in Argentina, a theatre in Chile with 16 screens, a theatre in Brazil with 15 screens and added two screens to its theatre in Uruguay. In addition, the Company added seven screens to existing theatres in Mexico.

         The Company's South American joint venture, Hoyts General Cinema South America ("HGCSA") plans on opening six new theatres with 58 screens by the end of calendar 2000. This theatre expansion program will be financed through debt facilities that HGCSA negotiated in Chile and Argentina as well as capital contributed by its partners. Future advances are required of the partners under the South American joint venture agreement only if sufficient bank financing is not available. Debt financing has been obtained by HGCSA through its local subsidiaries for its theater expansion program in Chile and Argentina.

         HGCSA has entered into a $75.0 million debt financing arrangement with major financial institutions to fund its operations in Argentina, which is secured by the several guaranty of the joint venture's partners. Availability of this financing beyond $50.0 million is subject to syndication to third-party financial institutions. Under the several guaranty of the Argentina debt facility, the Company is liable for 50% of the outstanding borrowings. At October 31, 1999, the Company's portion of the outstanding borrowings under this facility that it guarantees was approximately $7.5 million.

         HGCSA has entered into a $22.0 million debt financing arrangement with major financial institutions to fund its operations in Chile, which is secured by the several guaranty of the partners. $3.0 million of this debt financing was arranged after October 31, 1999. The Company is liable for 50% of the outstanding borrowings. At October 31, 1999, the Company's portion of the outstanding borrowings under this facility that it guarantees or indemnifies was approximately $9.0 million, which was comprised of $6.6 million of outstanding borrowings and $2.4 million of outstanding guarantees.

                              Investment Portfolio

At October 31, 1999, marketable equity securities were $103.0 million, an increase of $24.8 million from the balance at October 31, 1998 of $78.2 million. The increase in marketable equity securities during 1999 was primarily due to an increase in value of the Company's investment in GTS of $3.7 million, a decrease in value


                               GC COMPANIES, INC.
                          ----------------------------
                                       10

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------




of the Company's investment in GrandVision of $4.0 million due to the sale during the year of a portion of the shares held and an increase of $25.1 million in the Company's investment in PrimaCom, which, as a result of its initial public offering during 1999, was reclassified from portfolio investments to marketable equity securities and recorded at its fair value on October 31, 1999.

         During the year, the Company sold 310,000 of its GTS shares, generating net proceeds of $21.5 million, 250,000 of its GrandVision shares, generating net proceeds of $6.4 million, and 150,000 of its PrimaCom shares, generating net proceeds of $8.1 million.

         On May 12, 1999, the Company invested $10.0 million in MotherNature.com, a leading Web-based retailer of vitamins, supplements and minerals. On July 6, 1999, the Company invested $5.1 million in El Sitio, a leading Internet network providing global and country-specific content targeted to Spanish and Portuguese speakers in Latin America. These two investments will be accounted for under the cost method. In addition, on May 21, 1999, the Company exercised 26,000 shares of GTS stock options at a cost of $17.45 per share for a total cost of $0.5 million.

                                     Other

The Company received proceeds of $13.0 million from the liquidation of certain short-term investments during the year ended October 31, 1999.

         The Company made net payments of $3.8 million on its outstanding revolving credit facility and paid interest of $1.8 million during 1999. The average interest rate for 1999 was 6.9%.

         In December 1999, the Company's Board of Directors authorized the repurchase of up to one million shares of the Company's common stock over the next 12 months.

         The Company believes that cash generated from operations, asset sales under agreement, cash and cash equivalents of $11.1 million, marketable equity securities, amounts available under the Company's revolving credit facility, the operating lease arrangement and the South American joint venture debt agreements will be sufficient to fund operating requirements and capital expenditures for the foreseeable future.

                        Recent Accounting Pronouncements

The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments in Hedging Activity." The Company is not required to implement this standard until fiscal 2001. Its requirements are complex and its scope far-reaching. The Company has not completed its evaluation of the impact of this standard on the financial statements.

         In addition, the Emerging Issues Task Force ("EITF") released issue No. 97-10, "The Effect of Lessee Involvement in Asset Construction." Issue No. 97-10 is applicable to entities involved on behalf of an owner-lessor with the construction of an asset that will be leased to the lessee when construction of the asset is completed. The consensus reached in Issue No. 97-10 applies to construction projects committed to after May 21, 1998 and also to those projects that were committed to on May 21, 1998 if construction does not commence by December 31, 1999. Currently, the Company finances a majority of its theatre construction through a leasing arrangement with a financial institution. The Company anticipates that changes will be made to certain elements of its current leasing arrangement to conform with the requirements of an operating lease under Issue No. 97-10. If the Company is unsuccessful in this endeavor, future operating leases under the current leasing arrangement will be recorded on its consolidated balance sheet as lease financing arrangements.

         The American Institute of Certified Public Accountants ("AICPA") recently issued Statement of Position ("SOP") 98-5, "Reporting the Costs of Start-Up Activity," which must be adopted by the Company in fiscal 2000. The Company anticipates that it will incur a cumulative pre-tax effect charge of approximately $5.0 million relative to specific lease costs incurred prior to openings of theatres which were previously allowed to be capitalized and amortized by generally accepted accounting principles.

                                   Year 2000

The Year 2000 issue was primarily the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. As a result, such computer systems would be unable to interpret dates beyond the year 1999, which could have caused a system failure or other computer errors leading to a disruption in the operation of such systems. In 1996, the Company developed a strategic plan to update its



                               GC COMPANIES, INC.
                          ----------------------------
                                       11

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------




information systems in order to meet business needs, move away from a mainframe processing environment and create a new system infrastructure. As a result of this plan, several major processing systems were replaced or significantly upgraded during 1997 and 1998, and are, for the most part, Year 2000 compliant, including certain point of sale systems, theatre timekeeping and financial reporting systems. In 1998, the Company established a project team to coordinate existing Year 2000 activities and address remaining Year 2000 issues.

         The Company's plan devoted the necessary resources to identify and modify systems potentially impacted by Year 2000, or implement new systems to become Year 2000 compliant in a timely manner. In 1999, the Company executed its Year 2000 plan as systems potentially impacted by Year 2000 were identified and, if necessary, were modified. In addition, the Company developed contingency plans for key operational areas that could have been impacted by the Year 2000 problem.

         The Company did not incur any significant Year 2000 issues during, or after, the move into the new calendar year. The total cost of executing the Company's Year 2000 plan in 1999 was approximately $2.0 million.

                           Forward-Looking Statements

From time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing, including those contained herein. Such forward-looking statements may be included in, without limitation, reports to shareholders, press releases, oral statements made with the approval of an authorized executive officer of the Company and filings with the Securities and Exchange Commission. The words or phrases "anticipates," "expects," "will continue," "estimates," "projects," or similar expressions are intended to identify "forward-looking statements." The Company believes that its forward-looking statements are within the meaning of the safe harbor provisions of the federal securities laws.

         The results contemplated by the Company's forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to vary materially from anticipated results, including, without limitation, delays in obtaining leases for new megaplex locations, construction risks and delays, the lack of strong film product, the impact of competition, risks associated with international operations, construction risks and delays associated with Sundance Cinemas, market and other risks associated with the Company's investment activities and other factors described herein.

                               Subsequent Events

On November 29, 1999, the Company invested an additional $5.0 million in Fuelman bringing its total interest to 46.7% on a fully diluted basis. On December 17, 1999, the Company invested $8.0 million in Vanguard Modular Building Systems, a leading regional provider of relocatable classrooms and other commercial modular space solutions. On January 7, 2000, the Company invested $10.4 million in VeloCom, Inc., a facilities-based voice, data and Internet provider in Brazil and Argentina.

         On December 9, 1999, El Sitio, Inc. completed an initial public offering and is currently traded on the NASDAQ under the symbol "LCTO." The Company currently owns 1,456,756 shares of El Sitio. In addition, on December 9, 1999, MotherNature.com completed an initial public offering and is currently traded on the NASDAQ under the symbol "MTHR." The Company currently owns 678,589 shares of MotherNature.com. As a result of the public offerings of both El Sitio and MotherNature.com, the Company will reclassify these investments from portfolio investments to marketable equity securities in the first quarter of fiscal 2000 in accordance with SFAS No. 115.

         On December 22, 1999, the Company sold its remaining holdings in PrimaCom generating net proceeds of $30.4 million.

           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
--------------------------------------------------------------------------------

GC Companies operates in six major reported segments. The first four operate the domestic motion picture exhibition market. The fifth operates through equity method investees in the Mexican and South American motion picture exhibition markets. The sixth segment operates as a venture capital arm making investments in a variety of companies in several industries. Disclosures under this heading address risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk-sensitive instruments.



                               GC COMPANIES, INC.
                          ----------------------------
                                       12

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------




         The domestic motion picture segment is subject primarily to interest rate risks. It bears this risk in two specific ways. First, the Company borrows money under its revolving credit facility to fund its operating needs. At October 31, 1999, the Company had outstanding borrowings of $13.0 million, carrying a variable interest rate, which was 6.7% on that date. The Company's exposure related to variable interest resides in the earnings and cash flow implications caused by changes in interest rates. However, a 100 basis point change in the variable rate of interest paid by the Company on its outstanding borrowings under its revolving credit facility would not have a significant impact on either the earnings or cash flows of the Company. The second component of interest rate risk relates to amounts earned on the Company's short-term investments of excess cash. Such risk affects fair values, earnings and cash flows.

         Operations in Mexico and South America are undertaken through equity method investees. Fluctuations in the market value of the underlying equity are not reported for financial purposes nor can a sensitivity analysis be performed relative to the market risk of the underlying equity. Because these investments are in Mexico and South America and because the operations of each of these entities are conducted utilizing local currencies, the Company's earnings are exposed to foreign currency exchange rate changes. Mexico's economy was removed from the hyper-inflationary category, and, as a result, gains or losses attributable to movements of net monetary assets or liabilities in the Mexican operations no longer directly impact equity earnings in Mexico. Market risk relative to exchange fluctuations does not exist in the Company's Mexican and South American locations since these currently operate in non hyper-inflationary environments.

         The Company does not consider its cash flows to be currently exposed to exchange rate risk because it has no current intention of repatriating earnings from these Mexican and South American locations. If the Company should effect the sale of its Mexican investment, such transaction would occur in US dollars.

         The Company's investment portfolio is primarily exposed to risks arising from changes in equity prices. Such portfolio has been segmented into three categories. The first category includes those securities that have been classified as trading. A portion of the Company's holding in Global TeleSystems Group, Inc. ("GTS") was included therein until the third quarter of 1999, when the Company disposed of its remaining investment in the GTS securities designated as trading. In addition, the Company's investment in PrimaCom completed an initial public offering during the second quarter of 1999. These securities have been designated as trading securities by the Company. PrimaCom's shares, since its initial public offering through October 31, 1999, have traded as high as 56.00 euros and as low as 29.05 euros. At October 31, 1999, the PrimaCom shares closed at 47.00 euros. Equity market fluctuations, without taking into account the impact of fluctuations in the euro vis-a-vis the US dollar, can impact fair values and earnings. A 20% fluctuation in the aggregate value of PrimaCom trading securities from the October 31, 1999 price would impact pre-tax earnings and total assets by $5.3 million.

         The second category of investments held in the portfolio relate to those marketable equity securities classified as available-for-sale. Two holdings are classified herein: the Company's remaining investment in GTS and its investment in an optical and photo service provider, GrandVision. The GTS shares are subject to considerable market risk due to its volatility, and during 1999, have traded as high as $45.75 and as low as $19.38. At October 31, 1999, the GTS shares closed at $23.94. GrandVision shares, during 1999, have traded as high as 29.40 euros and as low as 15.11 euros. As of October 31, 1999, the GrandVision shares closed at 29.40 euros. Equity market fluctuations, without taking into account the impact of fluctuations in the euro vis-a-vis the US dollar, can impact fair values (although not earnings, unless such equity positions are actually liquidated). A 20% fluctuation in the aggregate value of the GrandVision and GTS available-for-sale securities would either reduce or increase total assets by $19.6 million.

         In addition, the PrimaCom and GrandVision securities are traded in euros. A 10% fluctuation in the value of the euro versus the US dollar (holding the value of the underlying equity securities constant) could impact pre-tax earnings and total assets by $3.1 million.

         The final category of securities in the Company's investment portfolio includes a number of holdings in non-publicly traded companies. The Company values these at either cost less impairment (if any) or under the equity method of accounting. Equity method investees are specifically excluded from the scope of this disclosure. Non-public investees where the Company owns less than a 20% stake are also subject to fluctuations in value, but their current illiquidity reduces their exposure to pure market risk.



                               GC COMPANIES, INC.
                          ----------------------------
                                       13

                          CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------




                                                                October 31,
--------------------------------------------------------------------------------
(In thousands except par value)                             1999           1998

ASSETS
  Current assets
    Cash and cash equivalents                           $ 11,106       $  2,479
    Short-term investments                                    --         12,989
    Marketable equity securities                         102,956         78,162
    Receivable due from financing institution             15,522         21,735
    Other current assets                                   5,123          7,565
    Income tax receivable                                  8,666         12,618
                                                        --------       --------
         Total current assets                            143,373        135,548

    Property and equipment, net                          109,353        112,599

    Portfolio investments                                 54,657         61,769
    Investment in international theatre affiliates        58,815         59,495
    Other assets                                           4,641          6,590
    Deferred income taxes                                  4,768         13,960
                                                        --------       --------
                                                        $375,607       $389,961
                                                        ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
      Current maturities of long-term obligations       $    587       $    639
      Trade payables                                      34,325         32,907
      Liability for early lease terminations              15,477         36,579
      Other current liabilities                           81,740         89,680
      Deferred income taxes                               16,732         11,793
                                                        --------       --------
          Total current liabilities                      148,861        171,598

    Long-term liabilities
      Capital lease obligations                              990          1,722
      Other long-term liabilities                         36,297         33,523
      Revolving credit facility                           13,000         16,775
                                                        --------       --------
          Total long-term liabilities                     50,287         52,020

    Commitments and contingencies

    Shareholders' equity
      Common stock - $.01 par value
          Authorized - 25,000 shares
          Issued and outstanding - 7,796 and 7,710
            shares                                            78             77
      Additional paid-in capital                         140,166        137,049
      Accumulated other comprehensive income              32,353         20,782
      Unearned compensation                               (2,280)            --
      Retained earnings                                    6,142          8,435
                                                        --------       --------
          Total shareholders' equity                     176,459        166,343
                                                        --------       --------
                                                        $375,607       $389,961
                                                        ========       ========


See Notes to Consolidated Financial Statements



                               GC COMPANIES, INC.
                          ----------------------------
                                       14

                     CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------




                                                                  Years Ended October 31,
----------------------------------------------------------------------------------------------
(In thousands except for per share amounts)                 1999           1998           1997
REVENUES
    Admissions                                          $255,752       $271,999       $301,349
    Concessions                                          115,093        124,317        132,633
    Other                                                 15,305         11,070         11,151
                                                        --------       --------       --------
                                                         386,150        407,386        445,133
COSTS AND EXPENSES
    Film rentals                                         135,062        138,565        155,316
    Concessions                                           21,639         21,975         23,865
    Theatre operations and administrative expenses       225,313        231,556        231,634
    Depreciation and amortization                         16,256         19,180         19,229
    Gain on disposition of theatre assets                 (2,117)       (11,342)       (11,017)
    Impairment and restructuring                          (2,601)        68,186          7,451
    Corporate expenses                                     6,256          6,164          6,833
                                                        --------       --------       --------
Operating earnings (loss)                                (13,658)       (66,898)        11,822
Equity losses in theatre affiliates                       (7,468)          (539)            --
Investment income (loss), net                             20,116         (1,378)        13,880
Interest expense                                          (2,430)        (1,048)          (586)
Gain (loss) on disposition of non-operating assets          (382)           593           (100)
                                                        --------       --------       --------
Earnings (loss) before income taxes                       (3,822)       (69,270)        25,016
Income tax benefit (provision)                             1,529         27,708        (10,257)
                                                        --------       --------       --------
Net earnings (loss)                                     $ (2,293)      $(41,562)      $ 14,759
                                                        ========       ========       ========
NET EARNINGS (LOSS) PER SHARE
    Basic                                               $  (0.30)      $  (5.39)      $   1.91
                                                        ========       ========       ========
    Diluted                                             $  (0.30)      $  (5.39)      $   1.90
                                                        ========       ========       ========
WEIGHTED AVERAGE SHARES OUTSTANDING
    Basic                                                  7,715          7,710          7,728
                                                        ========       ========       ========
    Diluted                                                7,715          7,710          7,768
                                                        ========       ========       ========

See Notes to Consolidated Financial Statements.


                               GC COMPANIES, INC.
                          ----------------------------
                                       15

Consolidated Statements of Cash Flows



                                                                                                 Year Ended October 31,
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                           1999               1998               1997
CASH FLOWS FROM OPERATING ACTIVITIES
    Net earnings (loss)                                                              $ (2,293)          $(41,562)          $ 14,759
    Adjustments to reconcile net earnings (loss) to net
      cash provided (used) by operating activities
          Depreciation and amortization                                                16,256             19,180             19,229
          Deferred income taxes                                                         7,137            (19,224)            (6,817)
          Equity losses in theatre affiliates                                           7,468                539               --
          Realized gains on marketable equity
            securities and portfolio investments                                      (14,047)              --               (9,585)
          Unrealized gains on marketable
            equity securities                                                         (14,690)            (6,815)              --
          Loss on impairment of portfolio investments                                   8,273               --                 --
          Equity losses in portfolio investments                                          589                571               --
          (Gain) loss on impairment or disposition
            of theatre assets and restructuring                                        (4,336)            19,672             (3,466)
          Other non-cash activities                                                     6,059              2,228             (1,170)
          Changes in assets and liabilities
                Liabilities for early lease terminations                              (15,228)            36,579               --
                Income tax receivable                                                   3,952            (12,618)              --
                Trade payables                                                          1,413             (3,434)             2,157
                Other current assets and liabilities                                      787             (9,564)            28,563
                                                                                     --------           --------           --------
    Net cash provided (used) by operating activities                                    1,340            (14,448)            43,670
                                                                                     --------           --------           --------

CASH FLOWS FROM INVESTING ACTIVITIES
    Capital expenditures                                                              (20,967)           (19,788)           (18,742)
    Proceeds from the disposition of theatre assets                                     6,578             19,805             18,824
    Proceeds from the liquidation of or (purchase of)
      short-term investments                                                           12,989              7,025            (18,448)
    Proceeds from the sale of portfolio investments and
      marketable equity securities                                                     35,904               --               15,825
    Purchase of portfolio investments                                                 (15,554)           (12,315)           (42,073)
    Incremental investments in international theatre affiliates                        (5,029)           (24,325)           (36,598)
    Other investing activities                                                         (2,949)               131                815
                                                                                     --------           --------           --------
    Net cash provided (used) by investing activities                                   10,972            (29,467)           (80,397)
                                                                                     --------           --------           --------

CASH FLOWS FROM FINANCING ACTIVITIES
    Increase (decrease) in revolving credit facility                                   (3,775)            16,775               --
    Repurchase of common stock                                                           --                 --               (4,307)
    Other financing activities                                                             90               (419)              (673)
                                                                                     --------           --------           --------
    Net cash (used) provided by financing activities                                   (3,685)            16,356             (4,980)
                                                                                     --------           --------           --------
Net change in cash and cash equivalents                                                 8,627            (27,559)           (41,707)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                          2,479             30,038             71,745
                                                                                     --------           --------           --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                             $ 11,106           $  2,479           $ 30,038
                                                                                     ========           ========           ========


See Notes to Consolidated Financial Statements.


                               GC COMPANIES, INC.
                          ----------------------------
                                       16

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------



                                                                Accumulated
                                   Common Stock                        Other                              Comprehensive
                                 ----------------    Paid-in   Comprehensive   Retained        Unearned        Earnings
                                 Shares    Amount    Capital        Earnings   Earnings    Compensation           (Loss)    Total
                                 ------    ------    -------   -------------   --------    ------------   -------------    --------
(In thousands)
BALANCE AT NOVEMBER 1, 1996       7,816     $78      $136,359        $    --   $ 39,544         $    --                    $175,981
Comprehensive earnings
  Net earnings                                                                   14,759                        $ 14,759      14,759
                                                                                                               --------
Comprehensive earnings                                                                                           14,759
                                                                                                               ========
Repurchase of common stock         (119)     (1)                                 (4,306)                                     (4,307)
Exercise of stock options             8                   287                                                                   287
                                  ---------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1997       7,705      77       136,646             --     49,997              --                     186,720
Comprehensive earnings (loss)
  Net loss                                                                      (41,562)                        (41,562)    (41,562)
  Other comprehensive earnings
    Unrealized gains
     on securities, net of tax                                        20,782                                     20,782      20,782
                                                                                                               --------
Comprehensive earnings (loss)                                                                                   (20,780)
                                                                                                               ========
Exercise of stock options             5                   403                                                                   403
                                  ---------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1998       7,710      77       137,049         20,782      8,435              --                     166,343
Comprehensive earnings
  Net loss                                                                       (2,293)                         (2,293)     (2,293)
  Other comprehensive earnings
    Unrealized gains
     on securities, net of tax                                        10,485                                     10,485      10,485
    Foreign currency
     translation adjustments                                           1,086                                      1,086       1,086
                                                                                                               --------
  Other comprehensive earnings                                                                                   11,571
                                                                                                               --------
Comprehensive earnings                                                                                         $  9,278
                                                                                                               ========
Exercise of stock options            10                   263                                                                   263
Grant of restricted stock
  for future services                76       1         2,854                                    (2,855)                         --
Amortization of
  restricted stock awards                                                                           575                         575
                                  ---------------------------------------------------------------------
AT OCTOBER 31, 1999               7,796     $78      $140,166        $32,353   $  6,142         $(2,280)                   $176,459
                                  =====================================================================



See Notes to Consolidated Financial Statements.






                               GC COMPANIES, INC.
                          ----------------------------
                                       17

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




                                 1. ORGANIZATION
--------------------------------------------------------------------------------

GC Companies, Inc. (GCC or the Company) operates a motion picture exhibition business and manages a pool of the Company's capital for investments. It operates theatres in the United States, South America and Mexico. Its investment portfolio includes United States, European and Latin American holdings.

                 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

                           Principles of Presentation

The consolidated financial statements include the accounts of GCC and all of its majority-owned subsidiaries. Where GCC has the ability to exercise significant influence over the operating and financial policies of companies in which GCC has invested, those investments are accounted for under the equity method, and GCC's share of the net earnings or losses of those companies is included under either the caption "Equity losses in theatre affiliates" (for those investees engaged in theatre operations) or "Investment income (loss), net" (for those investees engaged in non-theatre related operations) in the consolidated statements of operations. These investments are included under either the caption "Portfolio investments" or "Investments in international theatre affiliates" in the consolidated balance sheets. Investments in international theatre affiliates and other investments accounted for under the equity method are reported on a one-month lag.

         Other investments where the Company has less than a 20% interest in an investee and which do not have readily-determinable fair values because of a lack of quoted market prices, are carried at cost less impairment, if applicable. These investments are also included under the caption "Portfolio investments" in the consolidated balance sheets. Investments with readily-determinable fair values are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These investments are included under the caption "Marketable equity securities" in the consolidated balance sheets.

        All significant intercompany accounts and transactions have been eliminated in consolidation.

                          Foreign Currency Translation

The Company's South American joint venture, which is recorded using the equity method of accounting, uses the local currency as the functional currency and, as such, translation adjustments are not included as part of the equity earnings or losses recorded in the consolidated statements of operations; rather, they are included as a component of "Accumulated other comprehensive income" in the consolidated balance sheets. The Company's Mexican venture also currently uses the local currency as the functional currency. Prior to the second quarter of 1999, however, Mexico's economy was considered hyper-inflationary and, as a result, gains and losses attributable to non-monetary assets and liabilities in the Mexican operations directly impacted equity earnings in Mexico. In 1999, prior to the removal of the hyper-inflationary category, translation gains included in equity earnings were $0.1 million. The translation gain totaled $0.8 million in 1998.

         Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

         The Company's investments in PrimaCom AG ("PrimaCom") and GrandVision SA ("GrandVision") are traded on public exchanges in euros. Accordingly, the Company has recorded both realized and unrealized foreign currency transaction gains relative to these securities.

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



                               GC COMPANIES, INC.
                          ----------------------------
                                       18

                             Short-term Investments

Short-term investments typically consist primarily of commercial paper, certificates of deposit, corporate debt securities and U.S. Government securities, and are carried at cost plus accrued interest, which approximates fair value.

                          Marketable Equity Securities

Marketable equity securities are stated at fair value. Unrealized holding gains or losses on trading securities are included in the consolidated statements of operations under the caption "Investment income (loss), net." Unrealized holding gains and losses on available-for-sale securities are excluded from the consolidated statements of operations and are included as a component of shareholders' equity under the caption "Accumulated other comprehensive income."

                             Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization except impaired assets, which are stated at fair market value. Also included in property and equipment is the cost of certain internally-developed software. These costs include external direct costs of materials and services consumed as well as payroll and payroll-related costs for employees who are directly associated with such projects. Such amounts totalled approximately $2.0 million in 1999. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of 20 to 30 years for buildings and improvements and 3 to 20 years for equipment and fixtures. Leasehold improvements are amortized using the straight-line method over the lesser of the lease period or the estimated useful lives of the leasehold improvements. When property and equipment are retired or have been fully depreciated, the cost and the related accumulated depreciation are eliminated from the respective accounts. Gains or losses arising from dispositions of property and equipment are reported as income or expense.

                            Stock-based Compensation

The Company follows the precepts set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its Common Stock incentive plan. In compliance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has disclosed, in Note 11, the required pro-forma effect on net earnings (loss) and diluted earnings (loss) per share had the Company employed this statement.

                               Long-lived Assets

On an ongoing basis, the Company evaluates the carrying value of its long-lived assets, including goodwill included in its investments accounted for under the equity method. It relies on a number of factors, including operating results, future anticipated cash flows, business plans and certain economic projections. In addition, the Company considers non-financial data such as changes in the operating environment, competitive information, market trends and business relationships. As discussed in Notes 4 and 6, impairment charges have been recorded in the consolidated financial statements.

                                  Income Taxes

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. No provision is made for U.S. income taxes on the undistributed earnings of its foreign joint ventures as it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time.



                               GC COMPANIES, INC.
                          ----------------------------
                                       19

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




                                    Revenues

Revenues are recognized when admission and concession proceeds are received at the theatres. Revenues for other services are recognized at the time those services are provided.

                               Film Rental Costs

Film rental costs are recognized as a percentage of admission revenue and in accordance with the terms of the Company's film agreements.

                         Net Earnings (Loss) Per Share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted average number of common shares outstanding ("the denominator") for the period. Such outstanding shares are adjusted for those shares that are contingently returnable. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued and restrictions on contingently returnable shares had been lifted.

                                                                       Reference                         October 31,
------------------------------------------------------------------------------------------------------------------------------------
(In thousands except per share data)                                                      1999              1998              1997
Net earnings (loss)                                                        A            $(2,293)          $(41,562)          $14,759
Determination of shares:
    Weighted average number of
      common shares outstanding                                            B              7,715              7,710             7,728
    Dilutive effect of contingently returnable shares
      and shares issuable on exercise of stock options                                       --                 --                40
Weighted average common shares
    outstanding for diluted computation                                    C              7,715              7,710             7,768
Net earnings (loss) per share ("EPS"):
    Basic                                                                 A/B           $ (0.30)          $  (5.39)          $  1.91
    Diluted                                                               A/C           $ (0.30)          $  (5.39)          $  1.90

As a result of the losses incurred by the Company in 1999 and 1998, options to purchase 44,084 shares of common stock in 1999 and 46,153 shares of common stock in 1998 as well as 76,131 shares of contingently returnable shares in 1999 were not included in the computation of diluted EPS in 1999 and 1998.

                             Significant Estimates

In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities, which are not readily apparent from other sources. The primary estimates underlying the Company's consolidated financial statements include goodwill, impairment charges, lease termination reserves, deferred taxes, accruals for pension and post-retirement benefits, self insurance and other matters. Actual results could differ from these estimates. Material changes in estimates are summarized in Note 4 "Impairment of Theatre Assets, Early Lease Terminations and Restructure." Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time such estimates are made.

                        Recent Accounting Pronouncements

The Financial Accounting Standards Board recently issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, is not required to be adopted by the Company until 2001. Its requirements are complex and its scope far-reaching. The Company has not completed its evaluation of the impact of this standard on the consolidated financial statements.



                               GC COMPANIES, INC.
                          ----------------------------
                                       20

         In addition, the Emerging Issues Task Force ("EITF") released Issue No. 97-10, "The Effect of Lessee Involvement in Asset Construction." Issue No. 97-10 is applicable to entities involved on behalf of an owner-lessor with the construction of an asset that will be leased to the lessee when the construction of the asset is completed. The consensus reached in Issue No. 97-10 applies to construction projects committed to after May 21, 1998 and also to those projects that were committed to on May 21, 1998 if construction does not commence by December 31, 1999. Currently, the Company leases a majority of its new theatres through a leasing arrangement with a financial institution. The Company anticipates that changes will be made to certain elements of its current leasing arrangement to conform to the requirements of an operating lease under Issue No. 97-10. If the Company is unsuccessful in this endeavor, future operating leases under the current leasing arrangement will be recorded on its consolidated balance sheet as lease financing arrangements.

         The American Institute of Certified Public Accountants ("AICPA") recently issued Statement of Position ("SOP") 98-5, "Reporting the Costs of Start-Up Activity", which must be adopted by the Company in fiscal 2000. The Company is currently evaluating this standard and anticipates that it will incur a cumulative pre-tax effect charge of approximately $5.0 million in the first quarter of fiscal 2000 relative to lease costs incurred prior to openings of theatres which were previously allowed to be capitalized and amortized under generally accepted accounting principles.

                            Changes in Presentation

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

           3. MARKETABLE EQUITY SECURITIES AND PORTFOLIO INVESTMENTS
--------------------------------------------------------------------------------




                                                                                                                              Change
                                                                                                        Cumulative        in Pre-tax
                                                                                                     Gross Pre-tax        Unrealized
                                                                                      Aggregate         Unrealized           Holding
                                                          Accounting    Percent of     Carrying            Holding    Gains (Losses)
Investment as of October 31, 1999                        Designation     Ownership     Value(a)   Gains (Losses)(g)  for the Year(g)
------------------------------------------------------------------------------------------------------------------------------------
(In thousands except percentages)
Marketable Equity Securities
    Global TeleSystems Group, Inc.              Available-for-sale(b)          1.9    $ 73,495            $52,140           $14,394
    PrimaCom AG
      (formerly named Kabelmedia)                          Trading(c)(f)       3.3      25,092                 --                --
    GrandVision SA                              Available-for-sale(b)          1.6       4,369                (28)            3,081
                                                                                      --------            -------           -------
            Total marketable
                equity securities                                                      102,956             52,112            17,475
                                                                                      ========            =======           =======
Portfolio Investments
    American Capital Access                          Equity Method(d)         23.8      28,757                 --                --
    Fuelman                                          Equity Method(d)         45.2      10,800                 --                --
    MotherNature.com                                   Cost Method(e)          5.5      10,000                 --                --
    El Sitio Inc.                                      Cost Method(e)          7.6       5,100                 --                --
                                                                                      --------            -------           -------
          Total portfolio investments                                                   54,657                 --                --
                                                                                      --------            -------           -------
            Total marketable equity securities
                and portfolio investments                                             $157,613            $52,112           $17,475
                                                                                      ========            =======           =======



                               GC COMPANIES, INC.
                          ----------------------------
                                       21

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



                                                                                                                             Change
                                                                                                       Cumulative        in Pre-tax
                                                                                                    Gross Pre-tax        Unrealized
                                                                                     Aggregate         Unrealized           Holding
                                                         Accounting    Percent of     Carrying            Holding    Gains (Losses)
Investment as of October 31, 1998                       Designation     Ownership     Value(a)   Gains (Losses)(g)  for the Year(g)
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands except percentages)
Marketable Equity Securities
    Global TeleSystems Group, Inc.             Available-for-sale(b)                 $ 59,340            $37,746           $37,746
    Global TeleSystems Group, Inc.                        Trading(c)                   10,416                 --                --
                                                                                     --------            -------           -------
       Total Global TeleSystems Group, Inc.                                  2.3       69,756             37,746            37,746
    GrandVision SA                             Available-for-sale(b)         1.6        8,406             (3,109)            (3,109)
                                                                                     --------            -------           -------
            Total marketable
                equity securities                                                      78,162             34,637            34,637
                                                                                     ========            =======           =======
Portfolio Investments
    American Capital Access                         Equity Method(d)        23.8       29,031                 --                --
    Fuelman                                         Equity Method(d)        45.2       11,135                 --                --
    PrimaCom AG
      (formerly named Kabelmedia)                     Cost Method(e)(f)      9.6       13,330                 --                --
    Teletrac                                          Cost Method(e)         7.4        8,273                 --                --
                                                                                     --------            -------           -------
          Total portfolio investments                                                  61,769                 --                --
                                                                                     --------            -------           -------
            Total marketable equity securities
                and portfolio investments                                            $139,931            $34,637           $34,637
                                                                                     ========            =======           =======



(a) Carrying values for public portfolio investments were determined based on the share price of the securities traded on public markets as of the last business day of the period. The carrying values of the non-public portfolio investments were determined under either the equity or cost method of accounting.
(b) Unrealized gains or losses on securities classified as available-for-sale securities are recorded in the consolidated balance sheets net of tax within the caption "Accumulated other comprehensive income."
(c) Unrealized gains or losses on securities classified as trading securities are recorded in the consolidated statements of operations within the caption "Investment income (loss), net."
(d) These investments are in non-public companies and are accounted for on the equity method because the Company has a greater than 20% equity interest in each.
(e) These investments are in non-public companies and are accounted for on the cost method.
(f) PrimaCom AG (formerly Kabelmedia) became public in February, 1999, and this resulted in its transfer from Portfolio Investments to Marketable Equity Securities.
(g) Pre-tax unrealized holding gains and losses apply only to marketable equity securities.

               Investment Activity - Marketable Equity Securities

Global TeleSystems Group, Inc.

Global TeleSystems Group, Inc. ("GTS") is an operator of long distance and access telecommunications networks and a provider of voice and data telecommunications services to business customers and other telecommunications service providers in Europe, the Commonwealth of Independent States and Asia.

         In February 1998, GTS completed an initial public offering of its common stock, which is traded on the New York Stock Exchange under the symbol "GTS." Under SFAS No. 115, the GTS shares were split into two separate classifications within marketable equity securities - available-for-sale securities and trading securities. Unrealized holding gains on these securities in 1999 and 1998 are shown in the table above and have been recorded either in "Investment income (loss), net" for the securities designated as trading or in "Accumulated other comprehensive income" for the securities designated as available-for-sale. None of the GTS holdings were sold in 1998. During 1999, however, all the GTS securities designated as "trading" and a portion of the GTS securities designated as "available-for-sale" were sold. Realized gains on the sale of GTS securities were determined on a specific identification basis and totaled $17.2 million, of which $6.9 million had been previously recognized in the consolidated statements of operations as an unrealized holding gain in 1998.



                               GC COMPANIES, INC.
                          ----------------------------
                                       22

         On May 21, 1999, the Company exercised stock options to purchase 26,000 shares of GTS at a cost of $17.45 per share. These options were part of the Company's original investment in GTS. These shares have been designated as available-for-sale securities.

PrimaCom AG (formerly Kabelmedia)

On December 30, 1998, Kabelmedia, the German cable television systems operator, merged with another company and was renamed PrimaCom AG ("PrimaCom"). At the time of the merger, Kabelmedia shareholders owned 47% of the new company and GCC's ownership in the merged company was 4.3%. In February 1999, PrimaCom successfully completed an initial public offering and is currently traded on the German Neuer Markt under the symbol "PRC." As a result of this public offering, and in accordance with SFAS No. 115, the Company reclassified this investment from portfolio investments to marketable equity securities and designated the shares as trading securities. Unrealized gains in 1999 of $14.7 million have been recorded in the consolidated statements of operations within the caption "Investment income (loss), net."

         In the fourth quarter of 1999, the Company sold a portion of its PrimaCom holdings, generating net proceeds of $8.1 million, and a gross realized gain of $5.2 million.

GrandVision (SA)

All shares of GrandVision SA ("GrandVision"), an optical and photo retailer, have been classified as "available-for-sale." Unrealized holding gains and losses on these securities in 1999 and 1998 are shown in the table above and have been recorded in the consolidated balance sheets under the caption "Accumulated other comprehensive income."

        In the fourth quarter of 1999, the Company sold a portion of its GrandVision holdings, generating net proceeds of $6.4 million and a realized loss of $2.9 million.

         The shares of GrandVision had been received in connection with the Company's sale of a portfolio investment in 1997. The agreement required that shares of GrandVision be held back pending the resolution of certain purchase contingencies. In the fourth quarter of 1999, pursuant to the agreement, certain shares held in escrow were released to the Company. The value as of the date of the release was recorded by the Company as a transaction-related gain of $2.1 million in "Investment income (loss), net." These shares have subsequently been designated as available-for-sale securities.

             Investment Activity - Portfolio Investments Accounted
                           for Under the Cost Method

On May 12, 1999, the Company invested $10.0 million in MotherNature.com, a leading Web-based retailer of vitamins, supplements and minerals. On July 6, 1999, the Company invested $5.1 million in El Sitio, a leading Internet provider of global and country-specific content targeted to Spanish and Portuguese speaking customers in Latin America. Because of the illiquidity of these investments and the Company's less than 20% ownership, such investments are carried at cost.

Teletrac

During the second quarter of 1999, Teletrac, a wireless location and two-way messaging company, announced that it had retained the services of an investment banking firm in its efforts to raise additional capital and to assist in discussions with the holders of Teletrac's senior debt concerning a possible restructuring of that debt. In addition, Teletrac disclosed that if it failed to secure additional capital or alternative sources of liquidity, its ability to continue current operations would be in jeopardy. Because Teletrac's fund-raising efforts were not expected to yield sufficient new capital at an acceptable valuation, GCC believed its investment had become impaired. As a result, during the second quarter of 1999, the Company recorded a charge of $8.3 million to the consolidated statements of operations under the caption "Investment income, net" to write-off its entire interest in Teletrac. On June 9, 1999, Teletrac filed a petition for protection under Chapter 11 of the U.S. Bankruptcy Code. This investment was subsequently sold for a nominal amount.





                               GC COMPANIES, INC.
                          ----------------------------
                                       23

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




             Investment Activity - Portfolio Investments Accounted
                          for Under the Equity Method

On February 9, 1998, the Company completed an $11.0 million investment in Fuelman, a leading provider of fleet management services. Through its proprietary systems and network, Fuelman currently provides services to commercial vehicle operators throughout the United States. Fuelman's results of operations for the 12 months ended September 30, 1999 and the eight months ended September 30, 1998 are shown below.

         On September 24, 1997, the Company invested $30.0 million in a newly-formed financial guaranty insurance company, American Capital Access ("ACA"). ACA's results of operations for 1999 and 1998 are shown below.

         Unaudited summarized financial information of the Company's investees accounted for under the equity method for the periods ended September 30, 1999 and 1998 are as follows:

Unaudited                          American Capital Access         Fuelman
--------------------------------------------------------------------------------
(In thousands)                      12 Months  12 Months     12 Months  8 Months
                                         1999       1998          1999      1998

Current assets                       $153,356   $133,234      $ 32,370   $21,978
Non-current assets                     26,498     16,841        24,216    18,271
Current liabilities                     7,734      5,650        15,276    11,884
Non-current liabilities                57,657     23,367        26,326    13,054
Redeemable preferred stock                 --         --        18,448    16,049
Total revenues or premiums written     54,551     23,445       157,428    77,484
Earnings (loss) before taxes           (1,155)    (1,261)         (163)    1,319
Net earnings (loss)                    (1,155)    (1,261)         (549)      776


             Investment Activity - Summary of Results Shown in the
                     Consolidated Statements of Operations

In summary, investment income (loss) consisted of the following:



                                                                              Years Ended October 31,
------------------------------------------------------------------------------------------------------------------
(In thousands)                                                       1999                1998                1997
Interest and dividend income                                       $   241             $ 1,300             $ 4,295
Unrealized gain (loss) on marketable equity securities              14,690              (2,107)                 --
Realized gain on marketable equity securities
    and portfolio investments                                       14,047                  --               9,585
Equity-losses in portfolio investments                                (589)               (571)                 --
Loss on impairment of portfolio investments                         (8,273)                 --                  --
                                                                   -------             -------             -------
Net investment income (loss)                                       $20,116             $(1,378)            $13,880
                                                                   =======             =======             =======


         Also included in investment income (loss) are charges of $0.9 million, $8.8 million and $1.6 million in 1999, 1998 and 1997, respectively, relating to performance-based compensation earned by certain employees based on certain investment events as defined in the GCC Investments, Inc. Incentive Pool Plan. This compensation calculation is determined according to a plan adopted in 1996. The amounts are paid in cash and/or restricted shares of GCC. The restricted shares vest over a period of time. Compensation related to the GCC restricted shares is recognized pro-ratably over the vesting period. This Incentive Pool Plan remains in place for investments in GTS, GrandVision and PrimaCom for both current and certain former employees.

         In August, 1999, the Company established a new 99% owned subsidiary, GCC Investments, LLC ("LLC"). A portion of the investment portfolio - specifically the investments in El Sitio, MotherNature.com, ACA and Fuelman, was transferred into this entity at its fair value which approximated its current carrying amount. The remaining 1% interest was purchased at fair value by Chestnut Hill Capital Partners, LLC ("CHCP"), which is owned by the Company's Chief Investment Officer and investment professionals formerly employed by the Company's investment subsidiary.

         The LLC agreement specifies that profit sharing in the LLC will be between GCC and CHCP in accordance with certain contractual calculations. There has been no activity relative to the minority interest



                               GC COMPANIES, INC.
                          ----------------------------
                                       24
other than the initial investment in the LLC by CHCP of approximately $0.6 million, an amount which is currently included in other long-term liabilities.

         CHCP also has a management agreement with GCC Investments, LLC which specifies that CHCP is to be reimbursed for certain expenses according to a specific formula. This agreement was in place for only two months in 1999; amounts payable or paid totaled $0.7 million during the year.

   4. IMPAIRMENT OF THEATRE ASSETS, EARLY LEASE TERMINATIONS AND RESTRUCTURE

The components of impairment and restructuring charges in the consolidated statements of operations were as follows:


                                                       Years Ended October 31,
--------------------------------------------------------------------------------
(In thousands)                                       1999        1998       1997

Impairment of fixed assets                        $ 3,501     $28,614     $7,451
Accrual of lease termination costs                  3,588      39,572         --
Lease settlements less than amounts accrued        (8,491)         --         --
Changes in estimates of lease termination costs    (7,861)         --         --
Restructuring                                       6,662          --         --
                                                  -------     -------     ------
                                                  $(2,601)    $68,186     $7,451
                                                  =======     =======     ======

                           Impairment of Fixed Assets

During the ordinary course of business, management has and will make determinations that impact the recoverability of theatre assets. Such decisions have impacted operations in 1999, 1998 and 1997. As part of the Company's annual budgeting process, management has and will review the long-lived assets used in the theatre business for impairment. This analysis has and will take place at the individual theatre level, which management believes is the lowest level for which there are identifiable cash flows. In addition, management has and will review internal management reports as well as monitor current and potential future competition in its markets for indicators of impairment of individual theatre assets. As a result of this analysis, management has and will determine whether impairment has occurred, whether a write-down of the asset carrying value to fair value is required and whether to abandon or continue to operate the theatre. The impairment loss is measured as the amount by which the carrying value of the asset exceeds the fair value, which is based on management's estimates. The primary technique to determine fair value is to discount the future cash flows of the theatre. There is considerable management judgement necessary to determine the future cash flows of a theatre, and accordingly, actual results could vary significantly from such estimates.

         Significant industry building of new megaplexes has caused the Company to re-assess the value and utility of certain theatre locations through its internal evaluation process described above. There continues to be an increase in competition in certain markets as a result of the opening of megaplexes by competitors, which have tended to, and are projected to, draw audiences away from certain theatre locations that the Company operates.

         The evaluation described above resulted in the impairment charges shown above under the caption "Impairment of fixed assets."

                       Accrual of Lease Termination Costs

As described above, the Company has and will identify the impaired theatres management has committed to closing in the next 12 months and record a liability for the estimated costs of exiting certain leases. The Company's termination reserves established for leases on properties that management has committed to close reflect management's best estimate of the potential costs associated with exiting these leases. Estimates are based on analysis of the facilities, correspondence with the landlords, exploratory discussions with sublessees and market conditions. While in most instances, the Company has accurately predicted its costs to terminate leases, there have been circumstances where there was a material difference; therefore, the amounts the Company will eventually be obligated for could differ materially from the amounts included in the original reserve.



                               GC COMPANIES, INC.
                          ----------------------------
                                       25

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




         In 1999, the Company accrued additional reserves of $3.6 million for theatres that management has committed to exiting within the next 12 months in accordance with the evaluation process described above.

         During the year, the Company executed the termination of 12 leases resulting in payments of approximately $12.2 million and made additional payments of $2.7 million for other related closing costs. Of the lease terminations executed by the Company in 1999 and previously accrued for in 1998, the payment was less than the amount previously accrued by $5.8 million, which was partially offset by amounts accrued for lease terminations executed in 1999 and not accrued in 1998 of $1.5 million. In addition, the Company either reduced or reversed the amount reserved on certain theatre locations by $7.9 million due to a number of factors, including revisions made in the estimates to terminate the leases because negotiations with landlords indicate that the buyout will not be as high as originally anticipated, because anticipated competitor construction did not occur in the market or management has determined that the location will not be closed in the foreseeable future.

                                  Restructure

In the fourth quarter of 1999, the Company's Board of Directors approved a restructuring plan of its domestic theatre operations to centralize its existing regional offices into the Company's home office located in Massachusetts. Accrued restructuring charges of $6.7 million include the cost of involuntary employee termination benefits for 45 employees of approximately $1.5 million, the cost of a voluntary special retirement program of $4.3 million for 30 employees, which will be funded by the Company's pension asset and a charge of $0.9 million for subleasing certain regional office space. Employee termination benefits include severance, medical and other benefits and outplacement services. No cash payments have been made in 1999 related to this restructuring charge. The Company anticipates that cash payments will be made over the next 18 months.

         The following is a tabular presentation of the reserves described above:



                                                                                  Reserve for
                                                           Reserve for Lease        Personnel
                                                           Termination Costs    Related Costs         Total Reserve
                                                           -----------------    -------------         -------------
(In thousands)
Balance at October 31, 1998                                         $ 36,579             $   --            $ 36,579
    Cash payments in 1999:
      Lease buyouts                                                  (12,249)                --             (12,249)
      Rent and other payments                                         (2,674)                --              (2,674)
    Changes in 1998 reserve estimates:
      Lease buyouts less than the original lease
          termination reserve amount                                  (4,250)                --              (4,250)
      Changes in estimate of lease termination reserves
          for units not resolved                                      (7,861)                --              (7,861)
    Additional 1999 reserves:
      Restructure                                                        859              1,485               2,344
      Theatres identified as impaired                                  3,526                 62               3,588
                                                                    --------             ------            --------
Balance at October 31, 1999                                         $ 13,930             $1,547            $ 15,477
                                                                    ========             ======            ========



                               GC COMPANIES, INC.
                          ----------------------------
                                       26

                         5. PROPERTY AND EQUIPMENT, NET
--------------------------------------------------------------------------------
Property and equipment consisted of the following at October 31
--------------------------------------- ----------------------------------------
(In thousands)                                               1999           1998
Cost:
    Land                                                 $  1,234       $  1,417
    Building and improvements                              26,970         19,244
    Leasehold improvements                                104,837        116,484
    Furniture and fixtures                                111,646        119,557
                                                         --------       --------
                                                          244,687        256,702
Less accumulated depreciation and amortization            135,334        144,103
                                                         --------       --------
Net property and equipment                               $109,353       $112,599
                                                         ========       ========


               6. INVESTMENT IN INTERNATIONAL THEATRE AFFILIATES
--------------------------------------------------------------------------------

The Company has equity-based investments in theatre operations in South America and Mexico which are joint ventures with unrelated third parties. These two joint ventures are accounted for by the Company under the equity method. The net assets of these joint ventures appear in the balance sheet under the caption "Investments in international theatre affiliates." The results of operations for the years ended October 31, 1999 and 1998 appear under the caption "Equity losses in theatre affiliates."

         The Company purchased its interest in these joint ventures in September, 1997 for a cash purchase price of $36.3 million. The purchase price has been allocated to assets acquired (primarily fixed assets) and liabilities assumed based on their fair value at the date of acquisition and in accordance with the purchase method of accounting. The excess of purchase price over net assets acquired is being amortized by the Company over a 10-year period.

         In October, 1999, the Company determined that there was a loss in value of its Mexican investment that was other than temporary. Accordingly, it recorded in "Equity losses in theatre affiliates" a charge of approximately $3.5 million relating to this loss in value of the Mexican joint venture.

         The Company's South American joint venture, Hoyts General Cinema South America ("HGCSA"), has entered into a $75.0 million debt financing arrangement with major financial institutions to fund its operations in Argentina, which is secured by a several guaranty of the joint venture's partners. Availability of this financing beyond $50.0 million is subject to potential syndication to third-party financial institutions. Under the several guaranty of the Argentina debt facility, the Company is liable for 50% of the outstanding borrowings. At October 31, 1999, the Company's portion of the outstanding borrowings under this facility that it guarantees was approximately $7.5 million.

         HGCSA has also structured $22.0 million in debt financings to fund its operations in Chile, which is secured by the several guaranty of the partners. $3.0 million of this debt financing was arranged after October 31, 1999. The Company is liable for 50% of the outstanding exposure. At October 31, 1999, the Company's portion of the outstanding exposure under these facilities was approximately $9.0 million, which was comprised of $6.6 million of outstanding borrowings and $2.4 million of outstanding guarantees.



                               GC COMPANIES, INC.
                          ----------------------------
                                       27

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




                          7. OTHER CURRENT LIABILITIES
--------------------------------------------------------------------------------

Other current liabilities consisted of the following at October 31

--------------------------------------------------------------------------------
(In thousands)                                               1999           1998

Rent and related charges                                  $16,352        $14,928
Payroll and related benefits                                4,204          5,792
Deal-related performance-based compensation                 9,568         11,212
Self insurance                                             12,207         14,451
Deferred income                                            18,364         20,210
Other                                                      21,045         23,087
                                                          -------        -------
                                                          $81,740        $89,680
                                                          =======        =======

                            8. LONG-TERM LIABILITIES
--------------------------------------------------------------------------------

Other long-term liabilities consisted of the following at October 31


-------------------------------------------------------- -----------------------
(In thousands)                                                 1999         1998
Deferred lease obligations                                  $23,664      $22,898
Post-retirement health care benefits (see Note 14)            6,556        6,306
Other                                                         6,077        4,319
                                                            -------      -------
                                                            $36,297      $33,523
                                                            =======      =======

         The present value of the future minimum lease payments due under capital lease obligations over the remaining term of the leases totals $1.1 million. The net book value of property under capital leases was $0.6 million at October 31, 1999 and $0.9 million at October 31, 1998.

                         9. RELATED-PARTY TRANSACTIONS
--------------------------------------------------------------------------------

GCC was previously a 100%-owned subsidiary of Harcourt General, Inc. ("Harcourt General"). Certain shareholders also function as officers of both companies and have significant interests in both companies.

         As a result of the 1993 spin-off of GCC, certain leases were transferred from Harcourt General to GCC. Under an Amended and Restated Reimbursement and Security Agreement ("Reimbursement and Security Agreement") dated January 26, 1999, GCC has agreed to indemnify Harcourt General from losses Harcourt General could incur due to its secondary liability on theatre leases that were transferred to GCC as part of the spin-off. In order to secure its obligations under the Reimbursement and Security Agreement, GCC pledged all of the stock of its theatre subsidiaries to Harcourt General. In connection with the Harcourt General guarantee, the Company is charged a fee based on total commitments outstanding. This fee totaled $695,000, $230,000 and $250,000 in 1999, 1998 and 1997, respectively. In addition, GCC is required to maintain certain financial covenants under its Reimbursement and Security Agreement including, among others, a minimum net worth and fixed charge coverage ratio, a maximum amount of total debt to cash flow and restrictions on the issuance of additional debt. In addition, the amended Reimbursement and Security Agreement contains limitations on the payment of dividends and other distributions.

         Harcourt General provides certain management services to GCC. The fees for these services, which totaled $0.5 million in each of 1999, 1998 and 1997, were based on Harcourt General's costs. Harcourt General's Chairman and Chief Executive Officer also serves as the Chairman and Chief Executive Officer of the Company, and one of Harcourt General's Presidents and Co-Chief Operating Officers serves as President and Chief Operating Officer of GCC. The fees payable to Harcourt General have been, and will continue to be, subject to the approval of a committee of independent directors of GCC who are not affiliated with Harcourt General.



                               GC COMPANIES, INC.
                          ----------------------------
                                       28

         In addition, the Company subleases office space and a theatre location from Harcourt General. The rent and rent-related expense associated with these subleases totaled $1.2 million in 1999, 1998 and 1997.

              10. REVOLVING CREDIT AGREEMENT AND LETTERS OF CREDIT
--------------------------------------------------------------------------------

At October 31, 1999 and 1998, the Company had outstanding borrowings under its revolving credit agreement of $13.0 million and $16.8 million, respectively. The revolving credit agreement was amended on January 26, 1999 to extend the term of the agreement through January 26, 2002 at which date the commitment terminates and any outstanding borrowings are due. Under the amended agreement, the Company may borrow up to $50.0 million. The Company is able to select a floating interest rate based on the primary bank's base interest rate for up to six months. The fixed rate interest rates are based on the Eurodollar rate plus a margin that ranges from 0.625% to 1.25% based on the level of total debt to cash flow earnings as defined in the agreement. As of October 31, 1999 and 1998, the variable interest rate on the outstanding borrowings of the revolving credit agreement was 6.7% and 8.0%, respectively. The Company paid interest of $1.8 million in 1999. The revolving credit agreement contains restrictive financial covenants including, among others, the maintenance of minimum net worth, a minimum fixed charge coverage ratio, maximum amount of debt to cash flow and a restriction on the issuance of additional debt. In addition, the revolving credit agreement contains limitations on the payment of dividends and other distributions.

         At October 31, 1999 and 1998, the Company had outstanding standby letters of credit totaling $7.6 million and $9.6 million, respectively. The letters of credit expire at varying times over the next year.

                            11. SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                  Common Stock

Common Stock is entitled to dividends if declared by the Board of Directors, and each share carries one vote. Holders of Common Stock have no cumulative voting, redemption or preemptive rights.

                          Common Stock Incentive Plan

The Company has a Common Stock incentive plan that provides for the granting of stock options, stock appreciation rights, restricted stock or other stock-based awards. Options outstanding at October 31, 1999 were granted at prices not less than 100% of the fair market value on the date of original grant. These options generally vest over five years and have maximum terms of 10 years. Options for 86,131 shares, 66,143 shares and 69,183 shares were exercisable under all option arrangements at October 31, 1999, 1998 and 1997, respectively. Under the existing stock incentive plan, there were 465,214 and 556,263 shares available for future grants at October 31, 1999 and 1998, respectively. Exercises in years ended October 31, 1997 and 1998 took the form of both stock option exercises and stock appreciation awards; the latter being permitted at the sole discretion of the Company. All 1999 exercises were in the form of stock option exercise.



                               GC COMPANIES, INC.
                          ----------------------------
                                       29

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




     The following summarizes transactions under all stock option arrangements for the years ended October 31, 1999, 1998 and 1997:



                                                                                      Weighted
                                          Number                                       Average
                                        of Shares      Per Share Option Price   Exercise Price
-------------------------------------   ---------      ----------------------   --------------

Outstanding as of November 1, 1996       138,220       $15.81    --    $51.25           $27.69
    Granted                               38,990                        34.62            34.62
    Exercised                            (22,396)       15.81    --     35.00            21.25
    Canceled                              (8,533)       22.34    --     35.00            31.99
                                         -----------------------------------------------------
Outstanding as of October 31, 1997       146,281        15.81    --     51.25            30.28
    Granted                               36,192        41.94    --     52.42            43.86
    Exercised                            (25,839)       15.81    --     35.00            23.93
    Canceled                                (530)       25.50    --     41.94            33.05
                                         -----------------------------------------------------
Outstanding as of October 31, 1998       156,104        15.81    --     52.42            34.45
    Granted                               24,555                        40.00            40.00
    Exercised                             (9,801)       15.81    --     35.00            23.64
    Canceled                              (7,967)       25.50    --     52.42            37.15
                                         -----------------------------------------------------
Outstanding as of October 31, 1999       162,891       $15.81    --    $52.42           $35.81
                                         =====================================================

     The following summarizes information about all stock options outstanding at October 31, 1999:

                                             Options Outstanding                                 Options Exercisable
                               --------------------------------------------------       ----------------------------------
                                                         Weighted-Average
                                                 --------------------------------
                                    Number         Remaining                                 Number               Weighted
                               Outstanding       Contractual                            Exercisable                Average
 Range of Exercise Prices      at 10/31/99       Life (years)      Exercise Price       at 10/31/99         Exercise Price
 -------------------------------------------------------------------------------------------------------------------------
     $15.01 - $20.00                 2,294               2.1               $15.81             2,294                 $15.81
      20.01 -  30.00                30,069               2.9                25.67            27,699                  25.68
      30.01 -  40.00                90,363               6.9                35.98            41,274                  34.55
      40.01 -  50.00                32,806               7.5                42.25            10,385                  42.91
      50.01 -  52.42                 7,359               7.0                52.10             4,479                  51.90
                                   -------                                                   ------
     Total                         162,891                                                   86,131
                                   -------                                                   ------

     Had compensation cost for stock option grants issued during 1999, 1998 and 1997 been determined under the provisions of SFAS No. 123, the Company's net earnings (loss) as well as basic and diluted earnings (loss) per share would have been as follows:


                                                                                         Years Ended October 31,
---------------------------------------------------------------------------------------------------------------------------
(In thousands except for per share amounts)                                  1999                1998                 1997
Net earnings (loss)                                                       $ (2,518)           $(41,820)             $14,571
Basic earnings (loss) per share                                           $  (0.33)           $  (5.42)             $  1.89
Diluted earnings (loss) per share                                         $  (0.33)           $  (5.42)             $  1.88

     The pro-forma effect on net earnings (loss) as well as basic and diluted earnings (loss) per share for 1999, 1998 and 1997 is not representative of the pro-forma effect on net income in future years, because it does not take into consideration pro-forma compensation expense related to grants made prior to 1996.


                               GC COMPANIES, INC.
                          ----------------------------

     The fair value of each stock option granted in 1999, 1998 and 1997 under the Company's plans was estimated on the date of the grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used to value grants issued under the plans in 1999, 1998 and 1997:


-----------------------------------------------------------------------------------------------------------------------------
                                                                                     1999             1998             1997

Expected volatility                                                                 24.62%           18.00%           18.20%
Risk-free interest rates                                                             4.54%            5.88%            5.75%
Expected life                                                                      7 years          7 years          7 years
Dividend payments                                                                     None             None             None

     The weighted average fair values per share of stock options granted during 1999, 1998 and 1997 were $15.25, $15.03 and $12.98, respectively.

                             Unearned Compensation

The Company's GCC Investments, Inc. Incentive Pool Plan provides for performance-based compensation for certain employees based on certain investment events. A portion of the performance-based compensation may be paid in restricted shares, which vest over a period of time subsequent to the investment event. The balance in unearned compensation represents the unvested portion of the restricted stock award. Compensation expense related to the restricted shares is charged to the consolidated statement of operations pro-ratably over the vesting period. Such expense totaled approximately $575,000 for 1999.

                              12. RETIREMENT PLANS
--------------------------------------------------------------------------------
GCC has a non-contributory defined benefit pension plan covering substantially all full-time employees.
     GCC also sponsors an unfunded supplemental executive retirement plan, which provides certain employees additional pension benefits. Benefits under the plans are based on years of service and compensation prior to retirement. When funding is required for the defined benefit plans, the policy is to contribute amounts that are deductible for federal income tax purposes. Pension plan assets consist primarily of equity and fixed income securities.
     The components of the net periodic pension costs are as follows:


                                                            Years Ended October 31,
----------------------------------------------------------------------------------------------
(In thousands)                                      1999              1998              1997

Service cost                                      $   433           $   431           $   451
Interest cost                                       1,332             1,278             1,191
Expected return on plan assets                     (2,483)           (2,364)           (2,062)
Amortization of prior service                          76                76                76
Recognized actuarial gains                           (161)             (190)             (316)
Amortization of transition asset                     (298)             (298)             (353)
                                                  -------------------------------------------
    Total                                          (1,101)           (1,067)           (1,013)
Special termination benefit                         4,284                --                --
                                                  -------------------------------------------
Net pension charge (credit)                       $ 3,183           $(1,067)          $(1,013)
                                                  ===========================================


                               GC COMPANIES, INC.
                          ----------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          -------------------------------------------------------------


     The following table sets forth the change in the defined benefit plans' funded status for the years ended October 31, 1999 and 1998:


                                                                      1999                                   1998
                                                            -------------------------             --------------------------
                                                            Funded           Unfunded             Funded            Unfunded
                                                             Plan              Plan                Plan               Plan
------------------------------------------------------------------------------------------------------------------------------
(In thousands)
CHANGE IN BENEFIT OBLIGATION
    Benefit obligation, beginning of year                 $ 17,912           $  2,047           $ 14,472           $  1,825
    Service cost                                               380                 53                386                 45
    Interest cost                                            1,229                103              1,135                143
    Special termination benefit                              4,284                 --                 --                 --
    Actuarial loss (gain)                                   (3,666)              (850)             2,592                111
    Benefits paid                                             (871)               (69)              (673)               (77)
                                                          -----------------------------------------------------------------
    Benefit obligation, end of year                         19,268              1,284             17,912              2,047
                                                          =================================================================
CHANGE IN PLAN ASSETS
    Fair value of plan assets, beginning of year            28,234                 --             27,639                 --
    Actual return on plan assets                             2,096                 --              1,268                 --
    Company contributions                                       --                 69                 --                 77
    Benefits paid                                             (871)               (69)              (673)               (77)
                                                          -----------------------------------------------------------------
    Fair value of plan assets, end of year                  29,459                 --             28,234                 --
                                                          =================================================================

Over (under) funded status                                  10,191             (1,284)            10,322             (2,047)
Unrecognized net transition asset                             (298)                --               (568)                --
Unrecognized net actuarial gain                             (7,207)              (287)            (4,089)               (70)
Unrecognized prior service cost                                 21                377                 36                448
                                                          -----------------------------------------------------------------
Net asset (liability) recognized
    in the consolidated balance sheets                    $  2,707           $ (1,194)          $  5,701           $ (1,669)
                                                          =================================================================

     The significant actuarial assumptions as of the year-end measurement dates were as follows:


                                                                                                   Years Ended October 31,
-------------------------------------------------------------------------------------------------------------------------------
                                                                                             1999          1998            1997
Discount rate                                                                                8.0%          7.0%            7.5%
Rate of compensation increases                                                               4.5%          5.0%            5.0%
Rate of return on plan assets                                                                9.0%          9.0%            9.0%

     In addition to the defined benefit plans, GCC has two defined contribution plans for certain employees. The GCC Savings Plan permits employee contributions and provides for certain matching contributions by the Company. The Company's contributions in fiscal years 1999, 1998 and 1997 were $508,432, $337,525, and $431,218, respectively. The GCC Employee Stock Ownership Plan ("ESOP") is non-contributory.


                               GC COMPANIES, INC.
                          ----------------------------

                        13. COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

                                     Leases

GCC conducts the majority of its operations in leased premises under noncancelable leases which typically have initial lease terms of 20 years. These leases generally provide for the payment of fixed monthly rentals, contingent rentals based on a percentage of revenue over a specified amount and the payment of property taxes, common area maintenance, insurance and repairs. At its option, GCC can renew a substantial portion of such leases, following the initial lease term, for various periods up to an additional 20 years. Certain of GCC's leases require periodic increased rentals. The rental costs on these leases have been recognized on a straight-line basis and are included in deferred lease obligations. On theatre locations assigned to third parties, GCC is secondarily liable for certain lease commitments that extend through 2017 and totaled approximately $81.0 million at October 31, 1999.
     Assuming renewal options are not exercised, the future minimum payments under noncancelable operating leases as of October 31, 1999 were as follows:


                                                                                                           Operating Leases
---------------------------------------------------------------------------------------------------------------------------
(In thousands)
2000                                                                                                               $ 79,476
2001                                                                                                                 79,787
2002                                                                                                                 78,796
2003                                                                                                                 78,061
2004                                                                                                                 78,698
Thereafter                                                                                                          561,760
                                                                                                                   --------
                                                                                                                   $956,578
                                                                                                                   --------

     Rent expense under noncancelable leases was as follows:



                                                       Years Ended October 31,
----------------------------------------------------------------------------------------
                                                1999             1998             1997
(In thousands)

Minimum rentals                               $73,401          $68,198          $62,710
Percentage rentals based on revenues            3,096            3,049            3,750
                                              -------          -------          -------
                                              $76,497          $71,247          $66,460
                                              -------          -------          -------

     The Company has an agreement with a major financial institution to provide operating leases for up to $250.0 million of assets for its theatre circuit expansion program. This agreement expires in November, 2001. The Company currently has entered into $118.8 million of operating leases. Availability of this lease arrangement is, in part, dependent upon the ability of the financial institution to syndicate leases to third-party financial institutions. At October 31, 1999 and 1998, current assets included a receivable due from this institution related to advances provided by the Company as the lessor's agent on certain projects of $15.5 million and $21.7 million, respectively.

                                   Litigation

GCC is involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of such suits and claims will have a material adverse effect upon the consolidated financial position or continuing operations of the Company.

                    14. POST-RETIREMENT HEALTH CARE BENEFITS
--------------------------------------------------------------------------------
The Company provides health care benefits for retired employees that are funded as claims are incurred. Retirees and active employees hired prior to March 1, 1989 are eligible for these benefits if they meet certain service and minimum age requirements. The Company paid $358,000, $271,000 and $208,000 during fiscal 1999, 1998 and 1997, respectively, for post-retirement health care benefit claims.


                               GC COMPANIES, INC.
                          ----------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           ---------------------------------------------------------

        Net post-retirement benefit costs are as follows:


                                                     Years Ended October 31,
-------------------------------------------------------------------------------------
(In thousands)                                 1999            1998            1997
Service cost                                  $  18           $  25           $  30
Interest cost                                   311             300             298
Net amortization and deferral                  (101)           (168)           (168)
                                              -------------------------------------
    Net post-retirement benefit cost          $ 228           $ 157           $ 160
                                              =====================================

     The following table sets forth the funded status of the Company's post-retirement benefit obligations and the amounts recognized in GCC's consolidated balance sheets:


-----------------------------------------------------------------------------------
(In thousands)
                                                          1999              1998
Change in benefit obligation:
Benefit obligation, beginning of year                   $ 4,375           $ 4,169
    Service cost                                             18                25
    Interest cost                                           311               300
    Actuarial loss (gain)                                  (176)              205
    Benefits paid                                          (358)             (324)
                                                        -------------------------
Benefit obligation, end of year                           4,170             4,375
                                                        -------------------------
Fair value of plan assets                                    --                --
                                                        -------------------------

Under funded status                                      (4,170)           (4,375)
Unrecognized net actuarial gain                          (2,386)           (1,931)
                                                        -------------------------
Net liability recognized in the balance sheets          $(6,556)          $(6,306)
                                                        =========================

     The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 12.0% in fiscal 1998 and 1999, gradually declining to 5.0% in fiscal 2005. Measurement of the accumulated post-retirement benefit obligation was based on an assumed 8.0% discount rate for 1999, 7.0% for 1998 and 7.5% for 1997.
     If the health care cost trend rate assumptions were increased by 1.0%, the accumulated post-retirement obligation as of October 31, 1999 would be increased by $484,000. The effect of this change on the service cost and interest cost would be an aggregate increase of $38,000.

                       15. INCOME TAX BENEFIT (PROVISION)
--------------------------------------------------------------------------------

Income tax benefit (provision) was as follows:

                                               Years Ended October 31,
----------------------------------------------------------------------------------
(In thousands)                        1999               1998               1997
CURRENT
    Federal                        $  8,666           $  7,442           $(14,875)
    State                                --              1,042             (2,199)
                                   ----------------------------------------------
                                      8,666              8,484            (17,074)

DEFERRED
    Federal                          (6,245)            16,754              6,933
    State                              (892)             2,470               (116)
                                   ----------------------------------------------
                                     (7,137)            19,224              6,817
                                   ----------------------------------------------
                                   $  1,529           $ 27,708           $(10,257)
                                   ==============================================


                               GC COMPANIES, INC.
                          ----------------------------

     GCC's effective income tax rate was 40.0% in 1999 and 1998 and 41.0% in 1997. The differences between the statutory federal tax rate and the effective tax rate are due primarily to state income taxes. The Company paid approximately $300,000, $8.0 million and $13.7 million in income taxes during the years ended October 31, 1999, 1998 and 1997, respectively.
     Significant components of the Company's net deferred income tax liability (asset) stated on a gross basis at October 31, were as follows:


-----------------------------------------------------------------------------------------
(In thousands)                                                  1999              1998
GROSS DEFERRED INCOME TAX ASSETS
    Financial accruals and reserves                           $ 20,591          $ 15,757
    Investment write downs                                       2,953             2,953
    Post-retirement health care benefits                         2,661             2,595
    State net operating loss carryforwards                       1,114                --
    Self insurance accruals                                        773             1,550
                                                              --------------------------
      Total deferred tax assets                                 28,092            22,855
GROSS DEFERRED INCOME TAX LIABILITIES
    Basis difference in fixed assets                            13,259             4,107
    Unrealized gain on trading securities                        5,948             2,726
    Unrealized gain on available-for-sale securities            20,849            13,855
                                                              --------------------------
      Total deferred income tax liabilities                     40,056            20,688
                                                              --------------------------
      Net deferred tax liability (asset)                      $ 11,964          $ (2,167)
                                                              ==========================


               16. SEGMENTS OF ENTERPRISE AND RELATED INFORMATION
--------------------------------------------------------------------------------
The Company has segmented its operations in a manner that reflects how its chief operating decision maker reviews the results of the businesses that make up the consolidated entity. The Company has identified six reportable segments - four segments within what the Company considers its domestic theatre operation (which encompass all theatres in the continental United States); one segment which includes the Company's joint ventures in South America and Mexico; and the final segment which primarily includes all of the activity related to the investment portfolio business and corporate administration. This identification of segments emanates from management's recognition that (i) its investing activity in a variety of non-theatre related activities is wholly separate from theatre operations; (ii) its South American and Mexican operations are new theatre ventures in markets that are completely dissimilar to the United States market; and (iii) its domestic theatre locations are being operated in different manners given their ultimate strategic importance to the Company. The four operating segments within the domestic operations are core markets, other markets, impaired theatres and other expenses. The core segment represents those markets management has defined as its strategic area of operations and includes theatres operating in the Northeast and Midwest. The other market segment includes those theatres outside of the core markets that are not defined as impaired. The impaired theatre segment includes all theatres that have been identified as impaired units in accordance with the analysis discussed in Note 4. The other expenses segment primarily includes the regional and home office administration.
     The Company evaluates both domestic and international theatre performance and allocates resources based on earnings before interest, taxes, depreciation and amortization. Information concerning earnings (loss) before income taxes have also been provided so as to aid in the reconciliation to the consolidated totals. The international theatre segment has been reported in this footnote as if it were a fully-consolidated subsidiary rather than under the equity method as it has been reported in the consolidated financial statements because the chief operating decision maker evaluates operations on this basis. The adjustment column is utilized to return the international theatre segment to the equity method and eliminate intercompany balances. Performance of the investment portfolio business is evaluated using the same measures as are seen in the consolidated financial statements.


                               GC COMPANIES, INC.
                          ----------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               ---------------------------------------------------


                                 TOTAL COMPANY

                                                                      Year Ended October 31, 1999
                                      -----------------------------------------------------------------------------------------
                                       Domestic     International     Other         Segment                     Consolidated
                                       Theatres       Theatres      Operations      Totals       Adjustments       Totals
-------------------------------------------------------------------------------------------------------------------------------
(In thousands)
Revenues:
    Admissions                        $ 255,752      $  45,010      $      --      $ 300,762      $ (45,010)     $ 255,752
    Concessions                         115,093         14,577             --        129,670        (14,577)       115,093
    Other                                15,305          2,595             --         17,900         (2,595)        15,305
                                      ---------      ---------      ---------      ---------      ---------      ---------
Total revenues                          386,150         62,182             --        448,332        (62,182)       386,150
                                      ---------      ---------      ---------      ---------      ---------      ---------
Earnings (loss) before
    interest, taxes, depreciation
    and amortization                      5,127          6,341         (7,246)         4,222         (6,341)        (2,119)
Depreciation and amortization            16,071          6,870            185         23,126         (6,870)        16,256
Gain on impairment or
    disposition of theatre assets
    and restructuring                    (4,718)            --             --         (4,718)            --         (4,718)
Net investment income                        40            825         20,076         20,941           (825)        20,116
Earnings (loss)
    before income taxes                  (6,637)        (8,282)         9,163         (5,756)         1,934         (3,822)
Total assets                            237,740        142,982        179,637        560,359       (184,752)       375,607
Total capital expenditures               18,123         33,507          2,844         54,474        (33,507)        20,967



                                                                      Year Ended October 31, 1998
                                      -----------------------------------------------------------------------------------------
                                       Domestic     International     Other         Segment                     Consolidated
                                       Theatres       Theatres      Operations      Totals       Adjustments       Totals
-------------------------------------------------------------------------------------------------------------------------------
(In thousands)
Revenues:
    Admissions                        $ 271,999      $  24,483       $     --      $ 296,482      $ (24,483)     $ 271,999
    Concessions                         124,317          8,823             --        133,140         (8,823)       124,317
    Other                                11,070            958             --         12,028           (958)        11,070
                                      ---------      ---------      ---------      ---------      ---------      ---------
Total revenues                          407,386         34,264             --        441,650        (34,264)       407,386
                                      ---------      ---------      ---------      ---------      ---------      ---------
Earnings (loss) before
    interest, taxes, depreciation
    and amortization                     17,234          4,435         (8,108)        13,561         (4,435)         9,126
Depreciation and amortization            18,987          3,906            193         23,086         (3,906)        19,180
Loss on impairment or
    disposition of theatre assets        56,844             --             --         56,844             --         56,844
Net investment income (loss)                 50            (10)          (956)          (916)          (462)        (1,378)
Earnings (loss)
    before income taxes                 (58,797)            24         (9,462)       (68,235)        (1,035)       (69,270)
Total assets                            269,192        103,670        157,529        530,391       (140,430)       389,961
Total capital expenditures               17,597         28,761          2,191         48,549        (28,761)        19,788


                               GC COMPANIES, INC.
                          ----------------------------

                                                                      Year Ended October 31, 1997
                                      -----------------------------------------------------------------------------------------
                                       Domestic     International     Other         Segment                     Consolidated
                                       Theatres       Theatres      Operations      Totals       Adjustments       Totals
-------------------------------------------------------------------------------------------------------------------------------
(In thousands)
Revenues:
    Admissions                        $ 301,080      $     269      $      --      $ 301,349      $      --      $ 301,349
    Concessions                         132,575             58             --        132,633             --        132,633
    Other                                11,151             --             --         11,151             --         11,151
                                      ---------      ---------      ---------      ---------      ---------      ---------
Total revenues                          444,806            327             --        445,133             --        445,133
                                      ---------      ---------      ---------      ---------      ---------      ---------
Earnings (loss) before interest,
    taxes, depreciation and
    amortization                         34,351            (33)        (6,833)        27,485             --         27,485
Depreciation and amortization            18,972             89            168         19,229             --         19,229
Gain on impairment or
    disposition of theatre assets        (3,566)            --             --         (3,566)            --         (3,566)
Net investment income                        --             --         13,880         13,880             --         13,880
Earnings (loss)
    before income taxes                  18,158           (122)         6,980         25,016             --         25,016
Total assets                            271,174         48,935        142,479        462,588       (122,988)       339,600
Total capital expenditures               17,725             --          1,017         18,742             --         18,742


                               DOMESTIC THEATRES

                                                              Year Ended October 31, 1999
                                        ----------------------------------------------------------------------
                                          Core           Other         Impaired        Other         Domestic
                                         Markets        Markets        Theatres       Expenses       Theatres
--------------------------------------------------------------------------------------------------------------
(In thousands)
Revenues:
    Admissions                          $ 146,244      $  57,400      $  52,108       $     --      $ 255,752
    Concessions                            64,294         25,599         25,200             --        115,093
    Other                                   7,025          4,522          3,758             --         15,305
                                        ---------      ---------      ---------       --------      ---------
Total revenues                            217,563         87,521         81,066             --        386,150
                                        ---------      ---------      ---------       --------      ---------
Earnings (loss) before interest,
    taxes, depreciation and
    amortization                           25,580          8,241         (6,174)       (22,520)         5,127
Depreciation and amortization               7,610          3,279            889          4,293         16,071
Gain on impairment or
    disposition of theatre assets
    and restructuring                      (2,224)        (1,162)        (1,072)          (260)        (4,718)
Net investment income                          --             --             --             40             40
Earnings (loss) before income taxes        20,186          6,033         (6,043)       (26,813)        (6,637)
Total assets                               81,548         22,484          4,524        129,184        237,740
Total capital expenditures                  7,404          6,015             18          4,686         18,123


                               GC COMPANIES, INC.
                          ----------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               --------------------------------------------------


                                                              Year Ended October 31, 1998
                                        ----------------------------------------------------------------------
                                             Core          Other        Impaired        Other         Domestic
                                            Markets       Markets       Theatres       Expenses       Theatres
--------------------------------------------------------------------------------------------------------------
(In thousands)
  Revenues:
    Admissions                            $ 143,644     $  57,905      $  70,450      $      --      $ 271,999
    Concessions                              63,527        26,803         33,987             --        124,317
    Other                                     4,584         3,471          3,015             --         11,070
                                          ---------     ---------      ---------      ---------      ---------
  Total revenues                            211,755        88,179        107,452             --        407,386
                                          ---------     ---------      ---------      ---------      ---------
  Earnings (loss) before
    interest, taxes, depreciation
    and amortization                         32,893        13,577         (5,527)       (23,709)        17,234
  Depreciation and amortization               7,440         3,960          4,145          3,442         18,987
(Gain) loss on impairment or
    disposition of theatre assets               315       (12,718)        69,247             --         56,844
  Net investment income                          --            --             --             50             50
  Earnings (loss) before income taxes        25,138        22,335        (78,919)       (27,351)       (58,797)
  Total assets                               80,416        34,963          3,639        150,174        269,192
  Total capital expenditures                  5,826         3,354            902          7,515         17,597



                                                             Year Ended October 31, 1997
                                        ----------------------------------------------------------------------
                                          Core          Other        Impaired        Other            Domestic
                                         Markets       Markets       Theatres       Expenses          Theatres
--------------------------------------------------------------------------------------------------------------
(In thousands)
  Revenues:
    Admissions                         $ 137,644      $  55,997      $ 107,439      $      --        $ 301,080
    Concessions                           58,349         24,944         49,282             --          132,575
    Other                                  3,913          3,346          3,892             --           11,151
                                       ---------      ---------      ---------      ---------        ---------
  Total revenues                         199,906         84,287        160,613             --          444,806
                                       ---------      ---------      ---------      ---------        ---------
  Earnings (loss) before interest,
    taxes, depreciation and
    amortization                          35,730         14,749          8,629        (24,757)          34,351
  Depreciation and amortization            6,685          3,664          6,085          2,538           18,972
  Gain on impairment or
    disposition of theatre assets             (2)            (4)        (3,560)            --           (3,566)
  Net investment income (loss)                --             --             --             --               --
  Earnings (loss)
    before income taxes                   29,047         11,089          6,104        (28,082)          18,158
  Total assets                            71,301         27,854         46,636        125,383          271,174
  Total capital expenditures               6,992          1,367          1,773          7,593           17,725


                               GC COMPANIES, INC.
                          ----------------------------

          17. COMPARATIVE QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------


                                                                               1999
                                                ----------------------------------------------------------------------
                                                  First        Second          Third        Fourth            Full
                                                 Quarter       Quarter        Quarter       Quarter           Year
----------------------------------------------------------------------------------------------------------------------
(In thousands except for per share amounts)
Revenues                                        $ 104,398     $  74,216      $ 115,082     $  92,454      $ 386,150
Gross profit                                        9,537           200         11,479         6,049         27,265
Net earnings (loss)                                 1,417        (2,921)         3,788        (4,577)        (2,293)
Net earnings (loss) per share
    Basic                                       $    0.18     $   (0.38)     $    0.49     $   (0.59)     $   (0.30)
                                                ---------     ---------      ---------     ---------      ---------
    Diluted                                     $    0.18     $   (0.38)     $    0.49     $   (0.59)     $   (0.30)
                                                ---------     ---------      ---------     ---------      ---------


                                                                               1998
                                                ----------------------------------------------------------------------
                                                  First        Second          Third        Fourth            Full
                                                 Quarter       Quarter        Quarter       Quarter           Year
----------------------------------------------------------------------------------------------------------------------
(In thousands except for per share amounts)
Revenues                                        $ 121,087     $  85,470      $ 114,633     $  86,196      $ 407,386
Gross profit                                       18,288         2,117         18,764         1,570         40,739
Net earnings (loss)                                 3,105        (4,045)         2,019       (42,641)       (41,562)
Net earnings (loss) per share
    Basic                                       $    0.40     $   (0.52)     $    0.26     $   (5.53)     $   (5.39)
                                                ---------     ---------      ---------     ---------      ---------
    Diluted                                     $    0.40     $   (0.52)     $    0.26     $   (5.53)     $   (5.39)
                                                ---------     ---------      ---------     ---------      ---------

                             18. SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

On November 29, 1999, the Company invested an additional $5.0 million in Fuelman bringing its total interest to 46.7% on a fully diluted basis. On December 17, 1999, the Company invested $8.0 million in Vanguard Modular Building Systems, a leading regional provider of relocatable classrooms and other commercial modular space solutions. On January 7, 2000, the Company invested $10.4 million in VeloCom, Inc., a facilities-based voice, data and Internet provider in Brazil and Argentina.
     On December 9, 1999, El Sitio, Inc. completed an initial public offering and is currently traded on the NASDAQ under the symbol "LCTO." The Company currently owns 1,456,756 shares of El Sitio. In addition, on December 9, 1999, MotherNature.com completed an initial public offering and is currently traded on the NASDAQ under the symbol "MTHR." The Company currently owns 678,589 shares of MotherNature.com. As a result of the public offerings of both El Sitio and MotherNature.com, the Company will reclassify these investments from portfolio investments to marketable equity securities in the first quarter of fiscal 2000, in accordance with SFAS No. 115.
     On December 22, 1999, the Company sold its remaining holdings in PrimaCom generating net proceeds of $30.4 million.


                               GC COMPANIES, INC.
                          ----------------------------

                          INDEPENDENT AUDITORS' REPORT
             ------------------------------------------------------



Board of Directors and Shareholders
GC Companies, Inc.
Chestnut Hill, Massachusetts

We have audited the consolidated balance sheets of GC Companies, Inc. and subsidiaries (the Company) as of October 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of GC Companies, Inc. and subsidiaries as of October 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1999 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Boston, Massachusetts
December 7, 1999
(January 7, 2000 as to Note 18)


                               GC COMPANIES, INC.
                          ----------------------------

                             CORPORATE INFORMATION
           -----------------------------------------------------------

Directors

RICHARD A. SMITH
Chairman and Chief Executive Officer;
Chairman of Harcourt General, Inc. and the Neiman Marcus
Group, Inc.

WILLIAM L. BROWN*
Former Chairman
Bank of Boston Corporation

PETER C. READ*
Former Executive Vice President Bank of Boston Corporation

FRANCIS E. SUTHERBY*
Former Partner
Deloitte & Touche LLP

DR. LEONARD A. SCHLESINGER*
Executive Vice President
The Limited, Inc.

* Audit Committee
  Compensation Committee
  Special Review Committee



Corporate Officers

RICHARD A. SMITH
Chairman and Chief Executive Officer

ROBERT A. SMITH
President and Chief Operating Officer

JOHN G. BERYLSON
Senior Vice President and Chief Investment Officer

FRANK T. STRYJEWSKI
President
General Cinema Theatres, Inc.

G. GAIL EDWARDS
Vice President,
Chief Financial Officer
and Treasurer

PHILIP J. SZABLA
Vice President, General Counsel and Secretary

LOUIS E. CASAVANT
Vice President and Corporate Controller

KATHLEEN SCHOEFFLER
Vice President
Human Resources


Transfer Agent and Registrar
BankBoston, N.A.
c/o EquiServe
Post Office Box 8040
Boston, MA 02266-8040

Form 10-K
Additional copies of the Company's Form 10-K as filed with the Securities and Exchange Commission are available upon written request to the Secretary of the Company.

Annual Meeting
The Annual Meeting of the Stockholders will be held on Wednesday, March 15, 2000 at 10:00 a.m. at the Company's Framingham Cinema at 22 Flutie Pass in Framingham, Massachusetts.

Stock Information
The Company's Common Stock is traded on the New York Stock Exchange under the symbol "GCX." The table below indicates the quarterly price range of GC Companies' Common Stock for the past two fiscal years.

                            1999                            1998
                -------------------------       -------------------------
Quarter            High            Low             High            Low
-------------------------------------------------------------------------
First           $   42.00       $   37.00       $   47.94       $   41.06
Second          $   37.88       $   30.00       $   53.00       $   45.75
Third           $   37.44       $   34.63       $   52.63       $   46.00
Fourth          $   36.00       $   27.44       $   49.75       $   36.00

The Company had 7,796,364 shares of Common Stock outstanding and approximately 2,890 Common shareholders of record at October 31, 1999.

Requests for general information or published financial information can be made in writing to GC Companies, Inc., 1300 Boylston Street, Chestnut Hill, MA 02467, telephone (617) 264-8601.

                               GC Companies, Inc.
                               27 Boylston Street
                            Chestnut Hill, MA 02467

                GC Companies and General Cinema: (617) 277-4320
                    Shareholder Information: (617) 264-8601